Form 10-K, Exhibit 13
period 1997-06-28
CONSO PRODUCTS CO
filed 1997-09-19
CIK 914448

                                                                    EXHIBIT 13

           PORTIONS OF CONSO PRODUCTS COMPANY'S 1997 ANNUAL REPORT
              TO SHAREHOLDERS THAT ARE INCORPORATED BY REFERENCE
                        INTO ANNUAL REPORT ON FORM 10-K
                    FOR THE FISCAL YEAR ENDED JUNE 28, 1997

          MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The Company's fiscal year is the 52 or 53 week period ending on the Saturday nearest June 30; interim reporting periods are based on 13 week quarters. The fiscal years ended June 28, 1997, June 29, 1996, and July 1, 1995 each include 52 weeks.

1997 Compared with 1996

         Net sales for the year ended June 28, 1997 grew to $73.4 million; up 3.9% from the prior year's $70.7 million. Sales by Conso US were up 3.8% to $53.1 million net of intercompany transactions, a relatively modest increase coming off significant sales increases of 28.1% in fiscal 1996 and 24.5% in fiscal 1995. Sales to manufacturers, the most improved group in the prior two fiscal years, continued to show the best percentage improvement, but this category's growth rate was affected to an extent by competition. British Trimmings' sales increased 4.1% as a result of improvements in export sales and favorable changes in the exchange rates. Sales outside the US and UK (the Company's major sales regions) increased to $8.5 million, or by 28.2%. Such sales constituted 11.5% of total sales for fiscal 1997 compared to the prior year's 9.3%.

         The gross margin improved from $25.4 million or 36% of net sales to $27.8 million or 37.9% of net sales with margins (after intercompany eliminations and purchase price adjustments) improving from 38.4% to 40.8% at Conso US and slightly from 29.6% to 30.3% at British Trimmings. At Conso US price increases and process improvements continued to favorably impact the gross margin. Staff changes, a systems implementation delay and production difficulties arising in part from the reorganization of product offerings in the 1997 catalog hampered improvement efforts at British Trimmings.

         Distribution, selling and general and administrative expenses increased $874,000 in the current fiscal year with the majority of the increases coming from British Trimmings, the dollars being somewhat inflated by changes in the exchange rates.

         Distribution expenses increased $193,000. Conso US contributed $24,000 of the increase. The remainder of the increase was a result of increased warehousing and freight costs at British Trimmings aggrevated by a deterioration in carriage services that ultimately led to a change in the primary freight carrier. Distribution expenses, as a percentage of net sales, increased only slightly from 4.2% to 4.3% of net sales in fiscal 1997.

         Selling expenses increased $545,000 and edged up as a percentage of net sales from 11.6% to 11.8% of net sales. Conso US contributed $91,000 of the increase, but as a percent of net sales, Conso US' selling expenses declined. The remainder of the dollar increase was contributed by British Trimmings, primarily as a result of increased payroll, premises, advertising costs and the reclass of marketing material costs. Certain costs relating to marketing materials at British Trimmings were recorded in cost of sales in the prior year but are now recorded (in the current year) in selling expense. The effect on the prior year's margin would be to increase the margin at British Trimmings to 30.2%, all but eliminating the improvement. The effect on the prior year's consolidated margin is only one-tenth of one percent and clearly insignificant.

         General and administrative expenses increased $136,000, but remained flat as a percentage of net sales at 6.2%. Conso US and British Trimmings each contributed approximately half of the increase (with British Trimmings actually contributing less than Conso US were it not for the change in the exchange rate).

         The Company experienced gains as a result of changes in the currency exchange rates on the intercompany account balance in British pounds sterling and on money transfers and payments in foreign currency of $63,000. In addition the Company sold its (previously replaced) London facility during the current fiscal year for a gain of $86,000.

         Net interest costs decreased $255,000 due to decreased borrowings as a result of improving cash flow at Conso US and the capitalization of interest of $97,000, primarily in connection with the warehouse and dyehouse expansions in the US.

         Net income for the fiscal year ended June 28, 1997 was $7 million, an increase of $584,000 or 9.1% over the prior year's $6.4 million. Conso US contributed the entire increase with $7.1 million in net income offsetting the disappointing $80,000 net loss at British Trimmings as a result of hampered sales and margin improvements and increased distribution, selling and general and administrative costs.

1996 Compared with 1995

         Net sales for the year ended June 29, 1996, grew to $70.7 million, an $11.1 million or 18.6% increase over fiscal 1995. Sales by Conso US were up 28% to $51.1 million reflecting the strong US economy and the results of prior marketing and merchandising efforts. Sales to manufacturers continued to show the best percentage improvement primarily due to the strong US economy and Conso's ability to serve large production demands on a reliable and timely delivery basis. Sales by British Trimmings continued to be relatively flat, reflecting the slow housing industry and weak consumer spending in the United Kingdom. Sales outside the US and UK (the Company's major sales regions) increased to $6.6 million, a 25.9% increase over the prior year.

         The gross margin improved from $20.7 million or 34.8% of net sales to $25.4 million or 36% of net sales with margins (after intercompany eliminations and purchase price adjustments) improving from 36% to 38.4% at Conso US and decreasing from 32.1% to

29.6% at British Trimmings. At Conso US, the improvements in gross margin were due in part to price increases, process improvements and greater economies of scale due to increased production relating to increased sales. At British Trimmings, price increases and improvements in product mix were more than offset by reductions in production volume due to flat customer orders and completion of the build up of stock inventory earlier in the 1995 calendar year.

         Distribution expenses increased $526,000. Of the increase, Conso US contributed $427,000 while British Trimmings contributed the remaining $99,000. Distribution expenses, as a percentage of net sales, increased slightly from 4.1% to 4.2% in fiscal 1996.

         Selling expenses increased $1.4 million and edged up as a percentage of net sales from 11.4% to 11.6%. The increase is due to the additional sales personnel and marketing costs, the international sales offices, and costs related to the introduction of the new Wendy Cushing Trimmings lines.

         General and administrative expenses increased $554,000 but declined from 6.4% to 6.2% as a percentage of net sales. Of the increase, Conso US contributed $606,000, remaining at 5.6% of net sales. The increase was due to the separation of the offices of Chairman and President, increased shareholder communications, travel, and other expenses related to domestic and international expansion, and some increase in supply costs (especially paper). British Trimmings administrative costs which represented 7.8% of its net sales for fiscal 1996 declined $52,000 due to higher initial data processing expenditures in the prior year following the introduction of Conso's data processing systems.

         Net interest costs decreased $117,000 due to decreased borrowings in part as a result of regularly scheduled principal payments and a significant increase in operating cash flow with decreased cash requirements for inventory since the Company completed the majority of its build-up of inventory to support the cross-merchandising efforts between Conso US and British Trimmings in the prior year.

         Net income for the fiscal year ended June 29, 1996, was $6.4 million, an increase of $904,000, or 16.3% over the prior year's $5.5 million. Excluding the one-time net tax credits carryforward of $913,000, received in March 1995, earnings increased 39%. Of the $1.8 million increase in net income (excluding the one-time net tax credits), the increase in Conso US's net income over the prior year contributed $2 million, while British Trimmings net income declined $200,000 (after consolidating adjustments).

LIQUIDITY AND CAPITAL RESOURCES

         The Company has historically financed its operations and capital requirements through both internally generated funds and bank borrowings. Other than the acquisition of British Trimmings, capital requirements in recent years have arisen principally from expansion of product lines and production capacity and increased working capital needs to support higher sales volume. Working capital increased to $21.0 million at June 28, 1997, from $19.5 million at June 29, 1996, and from $14.8 million at July 1, 1995. Since the acquisition of British Trimmings, the Company has significantly increased inventories at British Trimmings to reduce backorders and improve deliveries, and at both British Trimmings and Conso US to support the cross-merchandising of their products and the introduction of new product lines. The rate of growth in inventories relative to sales growth declined in fiscal 1996, but increased again in fiscal 1997 due to increases in yarn and other safety stocks and with the addition of new products, both at Conso US and BT.

         Capital expenditures for fiscal 1997 (excluding major facilities expansions at Conso US) were approximately $2.0 million, primarily for manufacturing equipment at both Conso US and British Trimmings and some data processing and facilities improvements at British Trimmings. In December 1995, the Company spent approximately $791,000 to acquire a 20,000 square foot facility for its London showroom and wholesale operations. The 9,500 square foot London facility previously used for that purpose was sold in January 1997 for $330,000 and a gain of $86,000. The Company has budgeted approximately $1.1 million for capital expenditures for fiscal 1998 (other than capital expenditures for building expansions of $3.2 million or possible acquisitions of other businesses). During fiscal 1997, the new 86,000 square foot distribution center was constructed adjacent to the main plant in Union, South Carolina. The center was occupied during the July 4th shutdown week and commenced operations on July 7, 1997. Approximately $2.8 million was spent during fiscal 1997 on the distribution center. Although the center is now in operation, it is estimated that an additional $500,000 will be spent during fiscal 1998 to acquire and install remaining facilities and distribution equipment items to close out the project. Also during fiscal 1997, construction began on the 17,000 square foot dyehouse facility, to be located adjacent to the main plant in Union, South Carolina as well. Approximately $611,000 was spent on the new dyehouse project including related equipment, and it is estimated that an additional $1.7 million will be spent during fiscal 1998. The construction of the dyehouse is scheduled for completion by the end of calendar year 1997. These expansions will free up approximately 60,000 square feet for much needed additional office and production space. The Company will consider additional capital expenditures for building expansions or business acquisitions as opportunities arise.

         At June 29, 1996, the Company had outstanding long-term indebtedness, consisting of term loans and capital lease obligations, of approximately $2.6 million, including the current portion of long-term debt of approximately $500,000. During 1997, the Company renegotiated with its US bank the terms of its then outstanding revolving loan agreement. In connection with the renegotiations, the Company was able to payoff its then outstanding long-term indebtedness with the bank, without penalty, and thereby reduce its interest expense. In addition, as the Company's cash flow continued to improve in the US and as the Company did not wish to payoff the British pounds sterling borrowings by British Trimmings, since these borrowings provide some protection from currency fluctuations, the Company was able to fund its expansion plans through cash flow available in the US. Accordingly, the Company has not funded the warehouse and dyehouse projects through long-term debt as originally intended.

         The amended revolving loan agreement provides for advances of $15,000,000 (previously $10,000,000) including advances of up to pounds sterling 6,000,000 (in British "pounds sterling") (previously pounds sterling
5,000,000). Approximately $9.6 million was outstanding under the revolving loan agreement at June 28, 1997, under which $5.4 million was available for additional borrowings, subject to continued compliance with borrowing base requirements and loan covenants. The availability in British pounds sterling was pounds sterling 250,000 ($416,125 based on the exchange rate at June 28, 1997). British Trimmings separate overdraft type borrowing facility with its UK bank provides an additional pounds sterling 500,000 ($832,250 based on the exchange rate at June 28, 1997), of which approximately pounds sterling 518,435 ($862,935) was outstanding at June 28, 1997, of which no additional amount was then available for additional borrowings.

         In connection with the financing arrangement, the Company's borrowing's are secured by a security interest in Conso US' accounts receivable and inventory. In addition, the British Trimmings' Stockport real estate is specifically collateralized under British Trimmings' ECSC loan, the Company's only remaining long-term debt, which is due and will be paid off in fiscal 1998.

         The Company believes that cash generated by operations and available borrowings under lines of credit will be adequate to fund its working capital and capital expenditure requirements for the foreseeable future, but excluding possible building expansions and acquisitions of other businesses. Based on the Company's financial position, the Company believes that it will be able to obtain any additional financing necessary to fund its planned long-term growth and expansion. Such additional financing may include long-term debt or equity; however, the Company has not yet obtained any such additional financing.

LONG-LIVED ASSETS

         The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The provisions of the Statement, which was implemented by the Company for the fiscal year beginning June 30, 1996, require the recognition of a loss in the income statement and related disclosures whenever events or circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. The adoption of the provisions of the Statement did not have a material impact on its results of operations or financial position.

EMPLOYEE BENEFITS

         In December 1993, the Company established a stock option plan, which became effective upon the completion of its initial public offering of common stock. The plan permits the award of options to buy up to 607,500 shares of the Company's common stock to certain managers and other key employees. On May 15, 1995, a key employee was granted options under the plan to purchase up to 56,250 shares of the Company's common stock. The options were exercised at $5.78 per share, of which options for 37,500 shares were exercised on November 28, 1995, and the remaining options for 18,750 shares were exercised on January 10, 1996. On September 9, 1996 and September 7, 1995, the company granted additional options to certain key employees to purchase an aggregate of 79,500 and 93,600 shares, respectively, of the Company's common stock. The options were granted at $11.00 and $6.67 per share, respectively, and are exercisable with respect to one-third of the total shares after one year, an additional one-third of the shares after two years, and the final one-third of the shares after three years. The options expire after five years, are incentive stock options, and are subject to continued employment of the employee. (All amounts have been adjusted to reflect the 3-for-2 stock splits issued on October 4, 1996 and October 6,
1995).

         In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS)No. 123, "Accounting for Stock-Based Compensation," which was effective for the Company beginning June 30, 1996. SFAS No. 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply APB Opinion No. 25, which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company has elected to continue applying APB Opinion No. 25 to its stock-based compensation awards to employees. The required pro forma effect on net income and earnings per share is disclosed in the Company's Notes to Consolidated Financial Statements.

EARNINGS PER SHARE

         The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share". SFAS 128 supercedes APB Opinion 15, effective for annual and interim periods ending after December 15, 1997. Earlier adoption is not permitted. The provisions of the statement, which will be implemented by the Company during the fiscal year beginning June 29, 1997, simplify the computations and conform the determination and presentation of EPS data with the standards of many other countries and with international accounting standards. Under the new rules, two EPS amounts are required: (1) basic EPS; and (2) diluted EPS. The Company's earnings per share for the fiscal years ended June 28, 1997, June 29, 1996 and July 1, 1995 have been calculated in accordance with Accounting Principles Board (APB) Opinion
15. The dilution as a result of the exercise of outstanding options at each of the three fiscal year ends presented, calculated in accordance with APB Opinion 15, is not material; accordingly, no fully diluted earnings per share amount is disclosed. If earnings per share for all periods presented had been calculated using the new requirements (of SFAS No.
128), the earnings per share amount would still not have been materially different from the earnings per share presented.

JOBS TAX CREDITS CARRYFORWARD

         In March 1995, the Company received a private letter ruling from the South Carolina Tax Commission allowing the Company to carryforward certain Jobs Tax Credits ("one-time credits") totalling $1,383,000, resulting in a one-time net tax benefit (net of applicable federal income tax effect) of $913,000. The recording of these credits in the third quarter of fiscal 1995 resulted in the creation of a deferred tax asset for the future utilization of the credits. This one-time net tax credit of $913,000, representing $.13 per share for the year, has been recorded as a reduction in tax expense and recorded as a deferred tax asset in accordance with SFAS No. 109, as discussed below.

         In addition to the one-time credit for prior years, the Company recorded Jobs Tax Credits earned in fiscal years 1997, 1996 and 1995 of $225,000, $630,808 and $448,000, resulting in net tax benefits (net of applicable federal income tax effect) of $148,500, $416,333 and $295,680, respectively.

         According to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109"), such tax credits are to be recorded as assets and reductions of tax expense to the extent it is more likely than not that the taxable income in future periods will be sufficient to utilize the credits and employment levels will not decrease, causing a loss of credits recorded in prior years. SFAS No. 109 also requires that, on an ongoing basis, management assess any changes in conditions which may affect the likelihood of realizing these tax credits and that a valuation allowance be established should a degree of uncertainty about the likelihood of realizing these credits become apparent. A valuation allowance would be established with a charge against income. Based on management's review of the Company's historical and current performance and its plans for future growth including acquisitions, the introduction of new products, the expansion of existing products and expansion into international markets, management believes it is more likely than not that the Company will be able to fully utilize these tax credits and no valuation allowance is considered necessary at this time.

         The Company is uncertain as to the amount and net income effect of credits, if any, which may be earned in future years, because future credits are contingent upon regionally specific increases in employment, and the net income effect is contingent upon additional future South Carolina taxable income sufficient to fully utilize such credits as may become available in the future.

EFFECTS OF INFLATION

         Inflation during the three years ended June 28, 1997, has had little effect on the Company's capital costs and results of operations.

CAUTIONARY STATEMENT AS TO FORWARD LOOKING INFORMATION

         Statements contained in this report as to the Company's outlook for sales, operations, capital expenditures and other amounts, budgeted amounts and other projections of future financial or economic performance of the Company, and statements of the Company's plans and objectives for the future operations are "forward looking" statements, and are being provided in reliance upon the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Important factors that could cause actual results or events to differ materially from those projected, estimated, assumed or anticipated in any such forward looking statements include, without limitation: general economic conditions in the Company's markets, including inflation, recession, interest rates and other economic factors, especially in the United States and the United Kingdom but also including other areas of the world where the Company markets its products; changes in consumer fashion preferences for finished products in the home furnishings market, which may affect the demand for the Company's products; any loss of the services of the Company's key management personnel; increased competition in the United States and abroad, both from existing competitors and from any new entrants in the decorative trimmings business; the Company's ability to successfully continue its international expansion and to successfully and profitably integrate into its operations any existing businesses it may acquire; changes in the cost and availability of raw materials; changes in governmental regulations applicable to the Company's business; fluctuations in exchange rates relative to the US dollar for currencies of the United Kingdom and other nations where the Company does business; casualty to or disruption of the Company's production facilities and equipment; delays and disruptions in the shipment of the Company's products and raw materials; disruption of operations due to strikes or other labor unrest; and other factors that generally affect the business of manufacturing companies with international operations.

                           CONSOLIDATED BALANCE SHEETS


June 28, 1997 and June 29, 1996

ASSETS                                                                1997            1996
                                                                  -----------------------------
CURRENT ASSETS:
    Cash                                                          $    489,580    $    189,845
    Accounts receivable, net of allowances for bad debts
       and customer deductions of $310,876 and $327,770
       in 1997 and 1996, respectively (Notes 1 and 3)               11,747,482      11,522,528
    Inventories (Notes 1, 2 and 3)                                  25,339,936      20,064,822
    Deferred income taxes-current portion                              625,873         602,936
    Prepaid expenses and other                                         426,508         941,702
                                                                  ----------------------------
       Total current assets                                         38,629,379      33,321,833
                                                                  ----------------------------

PROPERTY AND EQUIPMENT (Notes 1 and 3):
    Land and improvements                                            1,177,248       1,082,911
    Buildings and improvements                                       9,655,017       6,779,693
    Machinery and equipment                                         14,216,300      11,104,034
                                                                  ----------------------------
    Total                                                           25,048,565      18,966,638
    Accumulated depreciation                                        (8,485,714)     (6,592,375)
                                                                  ----------------------------
       Total property and equipment, net                            16,562,851      12,374,263
                                                                  ----------------------------
DEFERRED INCOME TAXES (Note 5)                                       1,120,694       1,282,531
                                                                  ----------------------------
DEFERRED COSTS (Note 1)                                                246,477         298,885
                                                                  ----------------------------
    Total                                                         $ 56,559,401    $ 47,277,512
                                                                  ============================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Short-term borrowings (Note 3)                                $ 10,405,973    $  6,990,509
    Current maturities of long-term debt (Note 3)                      208,063         477,933
    Trade accounts payable                                           4,162,339       3,415,876
    Accrued liabilities                                              2,879,703       2,976,595
                                                                  ----------------------------
       Total current liabilities                                    17,656,078      13,860,913
                                                                  ----------------------------
NONCURRENT LIABILITIES:
    Long-term debt (Note 3)                                                 --       2,107,910
    Deferred income taxes (Note 5)                                     535,184         530,356
                                                                  ----------------------------
       Total noncurrent liabilities                                    535,184       2,638,266
                                                                  ----------------------------
COMMITMENTS AND CONTINGENCIES (Notes 4, 6, 7 and 8)                         --              --
                                                                  ----------------------------

SHAREHOLDERS' EQUITY (Note 8):
    Preferred stock (no par, 10,000,000 shares authorized,
       no shares issued)                                                    --              --
    Common stock (no par, 50,000,000 shares authorized,
       7,491,540, and 7,481,672 shares issued in 1997 and 1996,
       respectively)                                                16,970,175      16,896,346
    Retained earnings                                               20,728,449      13,701,279
    Cumulative translations gain                                       669,515         180,708
                                                                  ----------------------------
       Total shareholders' equity                                   38,368,139      30,778,333
                                                                  ----------------------------
    Total                                                         $ 56,559,401    $ 47,277,512
                                                                  ============================




                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                      CONSOLIDATED STATEMENTS OF OPERATIONS


For the Fiscal Years Ended June 28, 1997, June 29, 1996, and July 1, 1995.

OPERATIONS                                  1997            1996            1995
                                        ---------------------------------------------
Net sales                               $ 73,447,466    $ 70,713,651    $ 59,621,181
Cost of goods sold                        45,624,125      45,281,292      38,885,055
                                        ---------------------------------------------
Gross margin                              27,823,341      25,432,359      20,736,126
Selling, general and
   administrative expenses:
   Distribution expense                    3,159,035       2,965,645       2,439,239
   Selling expense                         8,759,920       8,215,116       6,775,448
   General and administrative expense      4,535,488       4,399,610       3,849,455
   Currency exchange gain                    (63,097)        (20,114)        (23,717)
   Gain on disposal of manufacturing
     facility                                (85,954)
                                        ---------------------------------------------
     Total                                16,305,392      15,560,257      13,040,425
                                        ---------------------------------------------
Income from operations                    11,517,949       9,872,102       7,695,701
                                        ---------------------------------------------
Interest expense (income):
   Interest expense (Note 3)                 654,603         917,349         981,078
   Interest income                          (157,057)       (164,352)       (111,253)
                                        ---------------------------------------------
     Total                                   497,546         752,997         869,825
                                        ---------------------------------------------
Income before income taxes                11,020,403       9,119,105       6,825,876
                                        ---------------------------------------------
Income taxes (Note 5):
   Income tax provision
     before credits                        4,141,733       3,092,278       2,495,707
   Net Jobs Tax Credits - current           (148,500)       (416,333)       (295,680)
   Net one-time Jobs Tax Credits                  --              --        (913,000)
                                        ---------------------------------------------
     Total income tax provision            3,993,233       2,675,945       1,287,027
                                        ---------------------------------------------
     Net income                         $  7,027,170    $  6,443,160    $  5,538,849
                                        =============================================
Net income per share                    $        .94    $        .86    $        .75
                                        =============================================

Weighted average number of
     shares outstanding (Note 8)           7,485,807       7,456,552       7,425,423
                                        =============================================






                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


For the Fiscal Years Ended June 28, 1997, June 29, 1996, and July 1, 1995


                                          Common Stock                                        Cumulative
                                     Shares                             Retained             Translation
                                     Issued           Amount            Earnings             Adjustments               Total
-------------------------------------------------------------------------------------------------------------------------------
Balance July 2, 1994               7,425,422       $16,571,214         $ 1,719,270            $ 111,950            $18,402,434
Net income                                                               5,538,849                                   5,538,849
Translation gain                                                                                182,448                182,448
-------------------------------------------------------------------------------------------------------------------------------
Balance July 1, 1995               7,425,422        16,571,214           7,258,119              294,398             24,123,731
Stock options exercised               56,250           325,132                                                         325,132
Net income                                                               6,443,160                                   6,443,160
Translation loss                                                                               (113,690)              (113,690)
-------------------------------------------------------------------------------------------------------------------------------
Balance June 29, 1996              7,481,672        16,896,346          13,701,279              180,708             30,778,333
Stock options exercised                8,600            57,349                                                          57,349
Shares issued for directors fees       1,268            16,480                                                          16,480
Net income                                                               7,027,170                                   7,027,170
Translation gain                                                                                488,807                488,807
-------------------------------------------------------------------------------------------------------------------------------
Balance June 28, 1997              7,491,540       $16,970,175         $20,728,449            $ 669,515            $38,368,139
===============================================================================================================================



               SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


For the Fiscal Years Ended June 28, 1997, June 29, 1996, and July 1, 1995

                                                     June 28, 1997   June 29, 1996  July 1, 1995
------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                            $ 7,027,170     $ 6,443,160    $ 5,538,849
Adjustments to reconcile net income to
  net cash provided by (used in)
  operating activities:
  Depreciation                                          1,759,853       1,662,823      1,469,748
  Amortization of deferred expenses                        83,359          87,810         49,519
  Deferred tax (benefit) expense                          131,916        (757,716)    (1,314,403)
  Currency transaction gain                               (63,097)        (20,112)       (23,717)
  Gain on sale of plant and equipment                          --        (124,719)            --
  Gain on disposal of manufacturing facility              (85,954)             --             --
  Change in assets and liabilities excluding
    effects of businesses acquired:
    Accounts receivable                                     8,514      (1,732,181)      (842,874)
    Inventories                                        (4,701,300)       (171,124)    (4,461,111)
    Prepaid expenses and other                            543,121        (107,168)       (18,356)
    Trade accounts payable                                635,559        (285,363)      (784,698)
    Accrued liabilities                                  (210,953)        106,109        245,443
                                                      ------------------------------------------
Net cash provided by (used in) operating activities     5,128,188       5,101,519       (141,600)
                                                      ------------------------------------------

INVESTING ACTIVITIES
Sale (purchase) of officer's life insurance                    --          39,271         (6,611)
Construction of new warehouse and dyehouse             (3,741,161)             --             --
Purchase of London and Leek facilities                         --        (790,919)            --
Purchases of other property and improvements             (399,614)       (264,156)      (323,401)
Purchases of equipment                                 (1,565,504)     (1,546,916)    (2,354,484)
Payments for other businesses acquired                    (85,472)       (385,962)            --
Sale of London facility                                   329,936              --             --
Sale of other plant and equipment                          79,156         138,088             --
                                                      ------------------------------------------
Net cash used in investing activities                  (5,382,659)     (2,810,594)    (2,684,496)
                                                      ------------------------------------------

FINANCING ACTIVITIES
Net borrowings (repayments) under line of
  credit arrangements                                   2,886,360      (2,006,120)     3,293,552
Principal payments on long-term debt                   (2,335,789)       (410,317)      (397,343)
Payments of capitalized loan origination costs                 --          (1,111)       (36,694)
Principal payments under capital
  lease obligations                                       (70,193)       (151,219)      (192,874)
Proceeds from issuance of common stock,
  net of expenses                                          73,828         325,132             --
                                                      ------------------------------------------
Net cash provided by (used in) financing activities       554,206      (2,243,635)     2,666,641
                                                      ------------------------------------------
Increase (decrease) in cash                               299,735          47,290       (159,455)
Cash at beginning of year                                 189,845         142,555        302,010
                                                      ------------------------------------------
Cash at end of year                                   $   489,580     $   189,845    $   142,555
                                                      ==========================================






                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fiscal Years Ended June 28, 1997, June 29, 1996, and July 1, 1995

1. Organization and Summary of Significant Accounting Policies

         Organization and Operations - The Company's (Conso and all of its subsidiaries) corporate headquarters are located at Conso's main plant in Union, South Carolina. The Company has an additional plant in Union. The Company also has an assembly operation in Juarez, Mexico, showrooms in New York City and Hickory, North Carolina, and sales representatives located in certain major cities in the United States. In December 1993, the Company acquired British Trimmings (Holdings) Limited, an English company based in Stockport, England. In addition to Stockport, British Trimmings has a production, warehousing and dyehouse facility and a separate printing operation in Leek, an assembly operation and a showroom and wholesale operation in London, and sales representatives located in certain major cities in the United Kingdom. The Company also employs an international sales force and has sales representatives located throughout the world. Some products are sold by independent sales agents.

         The Company manufactures and sells decorative narrow trimmings and other items including:

                  Knitted and woven fringes
                  Decorative cords
                  Tasseled accessories
                  Jacquard and other woven braids
                  Workroom tapes and supplies

The Company also markets decorative window accouterments and other home furnishing accessories.

         Consolidation - The financial statements include the accounts of the Company, its wholly-owned subsidiary British Trimmings and its subsidiaries (all operating within the United Kingdom), and Conso's majority-owned subsidiary, Val-Mex, S.A. de C.V., which operates Conso's Juarez, Mexico, assembly plant. The Val-Mex subsidiary's operations are not significant in relation to the Company's operations. All significant intercompany accounts and transactions, and profit and loss on intercompany transactions are eliminated.

         Foreign Currency Translation - Assets and liabilities of foreign subsidiaries are translated into US dollars at period-end exchange rates. Income, expenses and cash flows are translated at weighted-average rates of exchange for the period. The resulting currency translation adjustments are accumulated and reported as a separate component of shareholders' equity. From time to time, the US parent company loans or is loaned amounts from its foreign subsidiaries. It is the Company's policy that such amounts are repayable or receivable in the foreign currency of the subsidiary. Translation gains or losses on such amounts due to or from foreign subsidiaries and all exchange gains and losses on realized foreign currency transactions are included in the consolidated results of operations. The Company has not entered into any foreign exchange transactions or any other agreements to manage the risk of foreign exchange rate fluctuations except to the extent it is able to borrow funds in foreign currency, and the Company does not speculate in foreign currencies.

         Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates include valuation allowances, if any, for items such as accounts receivable, inventories and deferred tax assets (see Note 5).

         Fair Value of Financial Instruments - The carrying amount of cash, accounts receivable, current liabilities and notes payable approximates their respective fair values.

         Inventories - Inventories are stated at the lower of first-in, first-out cost, or market. Cost includes materials, direct production labor and production-related overhead costs.

         Property and Equipment - Property and equipment are stated at cost less accumulated depreciation, and depreciation is provided on a straight-line basis over the estimated useful lives of the related assets as follows:

                  Buildings                           25-40 years
                  Buildings improvements                 10 years
                  Leasehold improvements                  5 years
                  Machinery and equipment              7-10 years
                  Mobile and computer equipment           5 years

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         Maintenance and repair costs are charged to expense as incurred; costs of major additions and betterments are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

         Loan Costs - The costs related to borrowings by the Company have been deferred and are being amortized over the term of the loan on a straight-line basis, which is not materially different from the interest method.

         Long-Lived Assets - In fiscal 1997, the Company adopted, Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The statement requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company determined that no impairment loss need be recognized for applicable assets for fiscal 1997.

         Advertising Costs - The Company's policy is to expense advertising costs upon initial publication of advertisements. Advertising costs for the fiscal years ended June 28, 1997, June 29, 1996 and July 1, 1995 were $362,567, $340,175 and $257,610, respectively.

         Income Taxes - The Company provides deferred income tax assets and liabilities for the expected future tax consequences of temporary differences in the financial reporting basis and income tax basis of all other assets and liabilities.

         Earnings Per Share - The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share". SFAS 128 supercedes APB Opinion 15, effective for annual and interim periods ending after December 15, 1997. Earlier adoption is not permitted. The provisions of the statement, which will be implemented by the Company during the fiscal year beginning June 29, 1997, simplify the computations and conform the determination and presentation of EPS data with the standards of many other countries and with accounting standards. Under the new rules, two EPS amounts are required: (1) basic EPS; and (2) diluted EPS. The Company's earnings per share for the fiscal years ended June 28, 1996 and July 1, 1995 have been calculated in accordance with Accounting Principles Board (APB) Opinion 15. The dilution as a result of the exercise of outstanding options at each of the three fiscal year ends presented, calculated in accordance with APB Opinion 15, is not material; accordingly, no fully diluted earnings per share amount is disclosed. If earnings per share for all periods presented had been calculated using the new requirements (of SFAS No. 128), the earnings per share amount would still not have been materially different from the earnings per share presented.

         Reclassifications - Certain balances in prior years have been reclassified to conform with the presentation adopted in the current fiscal year.

2. Inventories             June 28, 1997             June 29, 1996
Raw materials               $ 8,188,073              $ 6,357,327
Work-in-progress              3,634,638                3,325,497
Finished goods               13,517,226               10,381,998
--------------------------------------------------------------------------------
Totals                      $25,339,936              $20,064,822
================================================================================

3. Notes Payable and Long-Term Debt

         During 1997, the Company renegotiated with its US bank the terms of its revolving loan agreement. The amended agreement provides for advances on a revolving line of $15,000,000 (previously $10,000,000) with advances (as in the previous agreement) of up to pounds sterling 6,000,000 (in British "pounds sterling") (previously pounds sterling 5,000,000) providing some protection against currency fluctuations. Advances in US dollars bear interest at the London Inter-bank Offered Rate ("LIBOR") one month rate as quoted in The Wall Street Journal plus 1.00% per annum (6.72% at June 28, 1997). Previously, interest was at a rate equal to the bank's 90 day CD rate plus 2.75%. Advances in British pounds sterling are made under UK LIBOR related contracts. These contracts bear interest based on the rates at which banks lend to each other for specific periods of time (typically 1, 3, or 6 months) plus 1.0% (1.25% previously)(6.56%, 6.88%, or 7.06%, respectively at June 28, 1997). At June 28, 1997, $5,429,125 was available for borrowing under the agreement. The average US dollar borrowings outstanding under line of credit agreements for the fiscal years ended June 28, 1997, June 29, 1996, and July 1, 1995, were $1,066,
$2,935,041 and $5,408,765 at weighted average interest rates of 8.22%, 8.84% and 9.15%, respectively. The maximum outstanding US dollar borrowings during these periods were $194,000, $8,550,944 and $8,186,291, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Borrowings in British pounds sterling by British Trimmings totaled pounds sterling 5,750,000 (or $9,570,875 at the June 28, 1997 exchange rate), under four LIBOR contracts in the amounts of pounds sterling 3,000,000 ($4,993,500), pounds sterling 1,250,000 ($2,080,625), pounds sterling 750,000
($1,248,375) and pounds sterling 750,000 ($1,248,375) for 90,90,90 and 30 days at interest rates of 7.5625%, 7.8750%, 7.5000% and 7.6250%, respectively. At June 28, 1997, no amounts were outstanding in US dollars. Of the available balance at June 28, 1997, pounds sterling 250,000 ($416,125) of the amount was available for borrowing in British pounds sterling (or US dollars) with the additional $5,013,000 available for borrowing in US dollars only. The average borrowings outstanding in British pounds sterling under the line of credit agreements for the fiscal years ended June 28, 1997, and June 29, 1996, were pounds sterling 4,330,137 ($7,207,513) and pounds sterling 2,409,589 ($3,744,501), at weighted average interest rates of 7.2924%, and 7.7995%. The maximum outstanding borrowings during these periods were pounds sterling 5,750,000 ($9,570,875 at the June 28, 1997 exchange rate) and pounds sterling 4,000,000 ($6,208,000 at the June 29, 1996 exchange rate), respectively.

         British Trimmings has overdraft borrowing facilities (similar to revolving loan facilities used in the US) available in British pounds sterling with its United Kingdom based bank for itself and certain of its subsidiaries which provides overdraft facilities totaling pounds sterling 500,000 (or $832,250 at the June 28, 1997 exchange rate). Overdrafts bear interest at the bank's base rate plus 1.5% (subject to a minimum rate of 5.5%), which was 8.0% at June 28, 1997.

         The bank provides British Trimmings with other services including letters of credit, and bank-guaranteed standby credit for value-added tax payments of an additional pounds sterling 260,000 (or $432,770 at the June 28, 1997 exchange rate) bearing the same interest rates as in the overdraft facility. At June 28, 1997, no amounts were available for borrowings under this overdraft facility. The average overdraft outstanding under the overdraft facility was pounds sterling 452,426 ($753,063), pounds sterling 180,091 ($279,861) and pounds sterling 218,408 ($345,412)(at the average exchange rates for the fiscal years ended June 28, 1997, June 29, 1996 and July 1, 1995, at weighted average rates of 7.47%, 7.89% and 7.64%, respectively). The maximum overdraft outstanding during the fiscal years ended June 28, 1997, June 29, 1996 and July 1, 1995, was pounds sterling 868,389 ($1,445,433), pounds sterling 707,410 ($1,097,900) and pounds sterling 415,452 ($657,037), respectively (at the average exchange rates during the periods). There were no material other services used or outstanding at June 28, 1997.

         The balances owed under the long-term agreements are as follows:

                                    June 28, 1997           June 29, 1996
                                    -------------           -------------
Term loan                             $      --               $2,130,570
European Coal & Steel Community
 (ECSC) loan                            208,063                  388,000
Capital lease obligations                    --                   67,273
--------------------------------------------------------------------------------
Total                                   208,063                2,585,843
Less current portion                   (208,063)                (477,933)
--------------------------------------------------------------------------------
Total long-term debt                  $      --               $2,107,910
================================================================================

         In 1994, the Company amended its existing term loan to fix the interest rate at 9%. The amended loan was repayable in 83 monthly principal payments of $18,055 with a final principal payment of $1,101,435 due on April 1, 2001. During 1997, the company paid off the outstanding balance of the term loan in connection with the renegotiation of its debt with its US bank.

         The European Coal and Steel Community loan, entered into by British Trimmings with an original loan amount of pounds sterling 500,000 or $832,250, is repayable in semi-annual installments of pounds sterling 62,500 or $104,031 (at the June 28, 1997, exchange rate), beginning December 1994 with the final payment due June 1998. The loan bears interest at the rate of 10% with substantial penalty for prepayment.

         Of the Company's assets, only Conso's accounts receivable and inventory, and the British Trimmings' Stockport real estate are pledged as collateral under the loan agreements, which contain various covenants requiring, among other things, that the Company maintain certain minimum levels of working capital, net worth (as defined), and other ratios. In the opinion of management, the Company was in compliance with all such covenants at June 28, 1997.

         Net interest paid during the fiscal years ended June 28, 1997, June 29, 1996 and July 1, 1995 was $487,860, $700,746 and $819,143,
respectively. During the fiscal year ended June 28, 1997, $96,832 of interest expense was capitalized primarily in connection with warehouse and dyehouse expansions in the US.

         The Company has not entered into any agreements to manage the risk of foreign exchange rate fluctuations except to the extent it is able to borrow funds in foreign currency as previously noted.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Leases

         The Company's operations utilize property, facilities, equipment, and vehicles leased from others. Buildings and facilities leased from others primarily are for sales offices, showrooms, and the Val-Mex manufacturing operation. The lease arrangements generally provide for a fixed basic rent, and in some instances adjustments for inflation. Initial terms of leases generally are not more than six years exclusive of options to renew. Leases of other equipment primarily consist of manufacturing and vehicles. Information regarding the Company's leasing activities at June 28, 1997, is as follows:

                          Operating Leases
                               Minimum
Year:                      Lease Payments
1998                           $482,962
1999                            378,235
2000                            123,327
2001                              1,388
-------------------------------------------------------------------------------
Total                          $985,909
-------------------------------------------------------------------------------

         Rent expense under operating leases totalled $411,595, $425,602 and $315,794 during the fiscal years ended June 28, 1997, June 29, 1996 and July 1, 1995, respectively.

5. Income Taxes

         The US and foreign components of income before income taxes and the provision for income taxes for the fiscal years ended June 28, 1997, June 29, 1996 and July 1, 1995 are as follows (dollars in thousands):

                                                               Effective                  Effective                  Effective
                                                        1997        Rate          1996         Rate          1995         Rate
Income before income taxes:
   Conso                                            $ 11,117                  $  8,912                   $  5,854
---------------------------------------------------------------------------------------------------------------------------------
   British Trimmings                                $    (97)                 $    207                   $    972
---------------------------------------------------------------------------------------------------------------------------------
US federal corporation tax:
   Current corporation tax                          $  3,734      33.6%       $  3,261         36.6%     $  1,930         33.0%
   Deferred corporation tax                               89        .8            (194)        (2.2)           91          1.5
   Federal tax effect of
     SC Jobs Tax Credits utilized                        (43)      (.4)            (37)         (.4)          (30)         (.5)
   Federal tax effect of
     SC Jobs Tax Credits earned*                          77        .7             215          2.4           622         10.6
---------------------------------------------------------------------------------------------------------------------------------
     Total                                             3,857      34.7           3,245         36.4         2,613         44.6
---------------------------------------------------------------------------------------------------------------------------------
US state and local corporation tax
   Current corporation tax                               326       2.9             295          3.3           206          3.5
   Deferred corporation tax                              (74)      (.6)           (101)        (1.1)         (106)        (1.8)
   SC Jobs Tax Credits utilized                          126       1.1             109          1.2            88          1.5
   SC Jobs Tax Credits earned*                          (225)     (2.0)           (631)        (7.1)       (1,831)       (31.3)
---------------------------------------------------------------------------------------------------------------------------------
     Total                                               153       1.4            (328)        (3.7)       (1,643)       (28.1)
---------------------------------------------------------------------------------------------------------------------------------
UK Corporation tax
   Current corporation tax                                65      67.0            (122)       (58.9)          465         47.8
   Deferred corporation tax                              (82)    (84.5)           (119)       (57.5)         (148)       (15.2)
---------------------------------------------------------------------------------------------------------------------------------
     Total                                               (17)    (17.5)           (241)      (116.4)          317         32.6
---------------------------------------------------------------------------------------------------------------------------------

     Total Provision for income taxes               $  3,993      36.2%       $  2,676         29.3%     $  1,287         18.9%
===============================================================================================================================

Current Provision:
   Federal                                          $  3,734                  $  3,261                   $  1,930
   State                                                 326                       295                        206
   Foreign                                                65                      (122)                       465
---------------------------------------------------------------------------------------------------------------------------------
     Total current provision                           4,125                     3,434                      2,601
---------------------------------------------------------------------------------------------------------------------------------
Deferred Provision:
  Federal                                                123                       (16)                       683
  State                                                 (173)                     (623)                    (1,849)
  Foreign                                                (82)                     (119)                      (148)
---------------------------------------------------------------------------------------------------------------------------------
    Total deferred provision                            (132)                     (758)                    (1,314)
---------------------------------------------------------------------------------------------------------------------------------

     Total Provision for income taxes               $  3,993                  $  2,676                   $  1,287
=================================================================================================================================

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Undistributed earnings of British Trimmings aggregated $1,307,000 as of June 28, 1997. Under existing laws, such earnings will not be subject to US tax until distributed as dividends. Because, at this time, it is not expected that the undistributed earnings of British Trimmings will be remitted to the parent company, no provision has been made for US federal income taxes to be paid on the undistributed earnings. If these amounts were not expected to be reinvested, additional deferred tax of approximately $444,380 would have to be provided.

         A reconciliation of income tax at the statutory tax rate to the Company's effective tax rate is as follows:

                                                                 1997            1996            1995
                                                                 ----            ----            ----
Expected provision at statutory US tax rate                      34.0%           34.0%           34.0%
Difference between statutory US tax rate and UK tax                .1            (3.4)            (.6)
Effective US state tax rate                                       3.4             3.3             3.3
Adjustment for Jobs Tax Credits *                                (1.3)           (4.6)          (17.7)
Other adjustment                                                   --               --            (.1)
-------------------------------------------------------------------------------------------------------
Total                                                            36.2%           29.3%           18.9%
=======================================================================================================

         * In March 1995, the Company received a private letter ruling from the South Carolina Tax Commission allowing the Company to carryforward certain Jobs Tax Credits totaling $1,383,000 resulting in a one-time net tax benefit (net of applicable federal income tax effect) of $913,000. In addition, the Company has recorded Jobs Tax Credits totalling $225,000, $630,808 and $448,000, resulting in a net tax benefit (net of applicable federal income tax effect) of $148,500, $416,333 and $295,680 for credits earned in the current and prior fiscal years, respectively. The recording of these credits resulted in the creation of a deferred tax asset for the future utilization of the credits. According to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109"), such tax credits are to be recorded as assets to the extent it is more likely than not that the taxable income in future periods will be sufficient to utilize the credit and employment levels will not decrease, causing a loss of credits recorded in prior years. SFAS No. 109 also requires that, on an ongoing basis, management assess any changes in conditions which may affect the likelihood of realizing these tax credits and that a valuation allowance be established should a degree of uncertainty about the likelihood of realizing these credits become apparent. A valuation allowance would be established with a charge against income. Based on management's review of the Company's historical and current performance and its plans for future growth including acquisitions, the introduction of new products, the expansion of existing products and expansion into international markets, management believes it is more likely than not that the Company will be able to fully utilize these tax credits and no valuation allowance is considered
necessary at this time.   The Company is uncertain as to the amount of
additional credits, if any, which may be earned in future years, because future credits are contingent upon regionally specific increases in employment and are contingent upon additional future taxable income sufficient to fully utilize such credits as may become available in the future.

The net deferred tax asset and net deferred tax liability is attributable to the following temporary differences:

                                                            1997                                     1996
                                                            ----                                     ----
                                                 Conso US        British Trimmings        Conso US        British Trimmings
Purchase accounting                           $         -        $  (179,083)          $         -        $   (231,139)
Intercompany inventory                             30,134            100,668                56,505             123,818
Accounts receivable reserve                        74,495                  -                86,683                   -
Inventory reserve                                 132,591                  -               296,804                   -
Prepaid expense                                   (23,536)                 -               (10,459)                  -
Accruals                                          378,966                  -               280,968                   -
Depreciation                                     (507,508)          (493,398)             (340,121)           (414,384)
Jobs tax credit                                 1,587,467                  -             1,505,293                   -
Other temporary differences                        73,958             36,629                 9,794              (8,651)
------------------------------------------------------------------------------------------------------------------------
Net deferred tax asset (liability)            $ 1,746,567        $  (535,184)          $ 1,885,467        $   (530,356)
========================================================================================================================

         Income taxes paid by the Company during the fiscal years ended June 28, 1997, June 29, 1996, and July 1, 1995, were $3,966,011, $3,821,745 and
$2,755,028, respectively.

6.  Retirement Benefits

         In November 1994, the Company established a stock purchase plan covering substantially all employees, whereby an employee may elect to purchase shares of the Company's common stock on the open market through payroll deduction.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The employee may elect to have up to 10% of their salary withheld for the purchase of Company stock. In accordance with the plan, the Company contributes an additional 10% of the employee's amount withheld and pays transactions and administrative fees for the plan. Company contributions are treated as additional compensation to the plan participants. At fiscal year end June 28, 1997, there were approximately 21 active participants in the plan. Company contribution and transaction and administrative fees for the fiscal years ended June 28, 1997, June 29, 1996 and July 1, 1995 were $4,477, $3,862 and $2,455, respectively.

         Conso operates a non-qualified deferred compensation plan for certain of its key officers and employees. The plan allows selected employees to defer up to 25% of their compensation. Interest is paid on compensation deferred by the employee at the month-end prime rate (8.5% at June 28, 1997) adjusted monthly, with interest compounded quarterly. As of June 28, 1997, and June 29, 1996, the unfunded liabilities included in accrued liabilities and representing the plan balance were $152,006 and $116,652, respectively.

         The British Trimmings subsidiary operates a defined benefit plan for the benefit of a certain executive. The plan requires the Company to contribute funds to the executive's own private pension plan in order to provide benefits, equal to two-thirds of his annual salary, at his retirement. Contributions are calculated by independent advisors of the managing company for the executive's private pension fund. The cost for the fiscal years ended June 28, 1997, June 29, 1996 and July 1, 1995, amounted to pounds sterling 44,062 ($71,420), pounds sterling 44,915 ($69,807) and pounds sterling 39,998 ($63,257), respectively, and these amounts have been included in the Company's expenses. Management of the Company has determined that the obligation of remaining contributions to the executive's private pension fund is not material to the Company's financial statements due to the length of service and related contribution amounts remaining under the agreement with the executive.

         In January 1996, Conso established a defined contribution plan in the US pursuant to Section 401(k) of the Internal Revenue Code which covers all employees. The Company matches each employee's contribution up to a maximum of 3% of each employee's compensation. Aggregate Company contributions of $374,006 and $180,113 were made for the fiscal years ended June 28, 1997 and June 29, 1996 (since plan inception).

         Prior to July 1995, British Trimmings maintained a defined benefit plan. Plan assets consisted of units held in a specialist pension investment company investing mainly in UK and overseas equities. Total net pension cost of the defined benefit plan for employees for the fiscal year ended July 1, 1995, amounted to pounds sterling 47,000 ($74,331).

         The components of net pension cost of the British Trimmings defined benefit plan for the fiscal year ended July 1, 1995 determined under SFAS 87 follow:

                                                           June 28, 1997     June 29, 1996      July 1, 1995
                                                           -------------     -------------      ------------
Service cost-benefits earned during the year                      N/A-                N/A-       $   82,238
Interest cost on projected benefit obligations                    PLAN                PLAN          131,265
Actual return on plan assets                                TERMINATED          TERMINATED         (139,172)
---------------------------------------------------------------------------------------------------------------
Net pension cost                                                                                 $   74,331
===============================================================================================================

The following table sets forth the funded status of the plans and amounts unrecognized in the Company's balance sheet for its defined benefit plans:

Plan assets at fair value                                        $1,870,349
=============================================================================
Accumulated benefits obligations                                 $1,358,514
Additional amount related to projected
   compensation increases                                           210,474
-----------------------------------------------------------------------------
Projected benefit obligation                                     $1,568,988
=============================================================================
Unrecognized net asset                                           $  301,361
=============================================================================

         Significant assumptions used in determining net pension cost and funded status information shown above are as follows:

Assumed discount rate                                           9%
Assumed rate of compensation increase                           7%
Assumed long-term rate of return on plan assets                 9%

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         In July 1995, British Trimmings discontinued its defined benefit plan and replaced it with an alternative "defined contribution" type (group personal pension) plan. Most of the unrecognized net asset ($301,361) at July 1, 1995 was used for payments made in terminating the defined benefit plan. On this basis the unrecognized net asset was not recorded as a prepaid pension cost in prior years. The largest portion of plan obligations totaling pounds sterling 1,173,117 ($1,820,678), were discharged through the purchase of annuities in July 1996. The remaining assets of the plan, pounds sterling 167,517 ($259,986), were sufficient to discharge remaining plan obligations. In June 1997 the Company recorded income of $64,836 for the remaining funds in the plan in excess of the final plan liabilities which will be returned to the Company. Remaining net assets (or liabilities) are immaterial. Due to the discontinuance of the defined benefit plan in July 1995, the fiscal 1997 and fiscal 1996 pension activity was not material to the Company's financial statements.

         British Trimmings "defined contribution" type (group personal pension) plan was established in July 1995, pursuant to the United Kingdom's Inland Revenue codes and covers substantially all employees. British Trimmings matches each employee's contribution up to a maximum of 3% of each employee's compensation. Aggregate contributions by British Trimmings of pounds sterling 50,678 ($82,144) and pounds sterling 34,362 ($53,402) were made for the years ended June 28, 1997 and June 29, 1996 (since plan inception).

7. Commitments and Contingencies

         Royalties - The Company has entered into agreements with several designers requiring royalty payments which are accrued and paid currently based on sales of specific product styles. Royalty expenses were $187,052, $195,840 and $165,578, for fiscal years ended June 28, 1997, June 29, 1996 and July 1, 1995, respectively.

         Litigation - The Company is routinely involved in various disputes and legal actions related to its business operations. In the opinion of management, based on the advice of the Company's legal counsel, the ultimate resolution of these actions will not have a material effect on the Company's financial position or future results of operations.

8. Capital Stock

         Capital Stock Transactions - On September 5, 1996 and September 7, 1995, the Company announced 3-for-2 splits of its common stock, paid on October 4, 1996 and October 6, 1995, to shareholders of record at the close of business on September 16, 1996 and September 18, 1995, respectively. All per share data presented in the accompanying financial statements has been restated to reflect the 3-for-2 stock splits. Since becoming a publicly traded company in December 1993, the Company has not paid a cash dividend. The directors periodically review the advisability of paying a cash dividend.

         Stock Option Plan - In December 1993, the Company established a stock option plan which permits the award of options to buy up to 607,500 shares of the Company's common stock to certain managers and other key employees.

         On May 15, 1995, a key employee was granted options under the plan to purchase 56,250 shares of the Company's common stock. The options were exercised in November 1995 (37,500) and January 1996 (18,750) at $5.78 per share.

         In addition the Company has granted incentive stock options to certain key employees which are exercisable with respect to one-third of the total options after one year, an additional one-third of the total options after two years, and the final one-third of the options after three years. The options expire after five years, and are subject to continued employment of the employee. Incentive stock option transactions during the two years ended June 28, 1997 and June 29, 1996 are as follows:

                                                                         1997              1996
                                                                       --------          --------
Options outstanding at beginning of the fiscal years                    93,600                 --
Options granted                                                         79,500             93,600
Options exercised                                                       (8,600)                --
                                                                       --------------------------
Options outstanding at end of the fiscal years                         164,500             93,600
                                                                       ==========================
Options available for grant                                            378,150            457,650
                                                                       ==========================
Option price ranges per share:
  Granted                                                              $ 11.00            $  6.67
  Exercised                                                            $  6.67                N/A
  Outstanding                                                          $  6.67-11.00      $  6.67
Weighted average option prices per share:
  Granted                                                              $ 11.00            $  6.67
  Exercised                                                            $  6.67                N/A
  Outstanding                                                          $  8.76            $  6.67

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         At June 28, 1997, the outstanding options had a weighted average remaining contractual life of approximately 3.6 years and there were 22,600 options currently exercisable with option prices of $6.67.

         In fiscal year 1997, the Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123 "Accounting for Stock-Based Compensation". Accordingly, the Corporation applies APB Opinion 25 and related interpretations for its stock option plans, and does not recognize compensation cost for the incentive stock options referred to above. If the Company had elected to recognize compensation cost based on fair value of the options granted at the grant date as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below (in thousands except per share amounts):

                                                                   1997                1996
                                                                   ----                ----
Net income - as reported                                    $ 7,027,170         $ 6,443,160
Net income - pro forma                                      $ 6,939,102         $ 6,406,417
Net income per share - as reported                          $       .94         $       .86
Net income per share - pro forma                            $       .93         $       .86

         The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions (for options issued in years):

                                                                1997              1996
                                                                ----              ----
Expected dividend yield                                         None              None
Expected stock price volatility                               33.92%            25.51%
Risk-free interest rate                                        6.72%             6.04%
Expected life of options                                        3.2 years         3.2 years

         The weighted average fair values of options granted during fiscal
1997 and 1996 are $4.56 and $2.32 per share, respectively. (All amounts above have been adjusted to reflect the 3-for-2 stock splits issued on October 4, 1996 and October 6, 1995).

         Directors Stock Election Plan - In January, 1997, the Company established a Stock Election Plan for Non-Employee Directors whereby non-employee directors may elect to receive their director compensation in common stock in lieu of cash payments. The plan permits the award of up to 25,000 shares of the Company's stock in lieu of director compensation. During the fiscal year ended June 28, 1997, 1,268 shares were issued in accordance with directors' elections. The compensation under this plan is not material.

9. Business Combinations and Acquisitions

         The Claesson Company - On March 4, 1996, the Company acquired the assets of The Claesson Company. The purchase price and related acquisition costs totaled $385,962. The acquisition was accounted for in accordance with the purchase method of accounting.

         In December 1996, the Company acquired narrow fabrics and trimmings manufacturing division of a Swedish company. The purchase price was $85,422 and the acquisition, essentially of manufacturing equipment, was accounted for in accordance with the purchase method of accounting. The equipment has been relocated from Sweden for use at the Company's already existing locations.

10. Foreign Operations

         The financial information of the UK subsidiary contained in the historical financial statements has been derived from the historical financial statements stated in pounds sterling and prepared in accordance with generally accepted accounting principles in the United States. The consolidated financial statements have been translated into US dollars based on exchange rates as published in the Wall Street Journal. The balance sheet has been translated using the exchange rate in effect on June 28, 1997, ($1.6645 = pounds sterling 1.00), June 29, 1996, ($1.552 = pounds sterling 1.00), and July 1, 1995,
($1.5945 = pounds sterling 1.00), respectively. The statements of operations and cash flows have been translated using the average of

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


the month end average rates for each quarter weighted by the income activity in pounds sterling for each quarter for the fiscal years ended June 28, 1997, ($1.6209 = pounds sterling 1.00), June 29, 1996, ($1.5542 = pounds sterling 1.00) and July 1, 1995, ($1.5815 = pounds sterling 1.00), respectively.

         The following financial information presents the assets and liabilities as of June 28, 1997 and June 29, 1996, and gains attributable to the Company's investment in British Trimmings (including Wendy Cushing Trimmings) and operations for the fiscal years ended June 28, 1997, June 29, 1996 and July 1, 1995:


                                                                June 28, 1997                       June 29, 1996
                                                      ------------------------------       ------------------------------
                                                      Conso        British                 Conso        British
                                                        US        Trimmings    Total         US        Trimmings    Total
                                                                              (Dollars in thousands)
Selected Individual Company Assets and Consolidating Adjustments:
Total Assets                                         $43,931       $20,125                $36,234       $17,210
Elimination of intercompany receivable                (3,391)           --                 (2,033)            -
Intercompany inventory adjustment                        (88)         (288)                  (159)         (358)
Purchase accounting adjustments                       (4,857)        1,127                 (4,855)        1,239
--------------------------------------------------------------------------------------------------------------------------
Consolidated net assets                              $35,595       $20,964    $56,559     $29,187       $18,091    $47,278
==========================================================================================================================
Balance sheets (after consolidating adjustments):
Assets                                               $35,595       $20,964    $56,559     $29,187       $18,091    $47,278
Liabilities                                            4,225        13,966     18,191       6,017        10,483     16,500
--------------------------------------------------------------------------------------------------------------------------
Subtotal                                              31,370         6,998     38,368      23,170         7,608     30,778
Intercompany receivable (payable)                        101          (101)        --       1,117        (1,117)        --
Investment in British Trimmings                        4,855        (4,855)        --       4,855        (4,855)        --
--------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                                 $36,326        $2,042    $38,368     $29,142        $1,636    $30,778
==========================================================================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               ---------------------

                                                       June 28, 1997             June 29, 1996               July 1, 1995
                                                  ------------------------------------------------------------------------------
                                                  Conso   British            Conso   British            Conso   British
                                                    US   Trimmings  Total      US   Trimmings  Total      US   Trimmings  Total
                                                                            (Dollars in thousands)
Details of investment and equity in subsidiary:
Original investment at acquisition date                   $ 4,855                    $ 4,855                    $ 4,855
Retained earnings of subsidiary since
   acquisition date                                         1,375                      1,455                      1,007
Cumulative translation gain                                   667                        181                        294
--------------------------------------------------------------------------------------------------------------------------------
Total investment and equity in British Trimmings          $ 6,897                    $ 6,491                    $ 6,156
================================================================================================================================
Selected Individual Company Operations and Consolidating Adjustments:
Total net sales                                  $54,873  $20,978           $52,757  $20,047           $41,015  $21,088
Less adjustment for intercompany sales            (1,813)    (591)           (1,632)    (458)           (1,101)  (1,381)
--------------------------------------------------------------------------------------------------------------------------------
Consolidated net sales                           $53,060  $20,387  $73,447  $51,125  $19,589  $70,714  $39,914  $19,707  $59,621
================================================================================================================================
Operating income                                 $10,782  $   660           $ 9,047  $   965           $ 6,193  $ 2,005
Elimination of intercompany transactions              71       70               (49)      17               (89)    (313)
Purchase accounting adjustments                              (128)                      (128)               --     (124)
Intercompany currency translation gain                63       --                20       --                24
--------------------------------------------------------------------------------------------------------------------------------
Consolidated operating income                    $10,916  $   602  $11,518  $ 9,018  $   854  $ 9,872  $ 6,128  $ 1,568  $ 7,696
================================================================================================================================
Operations (after consolidating adjustments):
Net sales                                        $53,060  $20,387  $73,447  $51,125  $19,589  $70,714  $39,914  $19,707  $59,621
Cost of sales                                     31,414   14,210   45,624   31,501   13,781   45,282   25,512   13,373   38,885
--------------------------------------------------------------------------------------------------------------------------------
Gross margin                                      21,646    6,177   27,823   19,624    5,808   25,432   14,402    6,334   20,736
Selling, general and administrative expenses      10,730    5,575   16,305   10,606    4,954   15,560    8,274    4,766   13,040
--------------------------------------------------------------------------------------------------------------------------------
Operating income                                  10,916      602   11,518    9,018      854    9,872    6,128    1,568    7,696
Interest expense, net                               (201)     699      498      106      647      753      274      596      870
--------------------------------------------------------------------------------------------------------------------------------
Income (loss) before taxes                        11,117      (97)  11,020    8,912      207    9,119    5,854      972    6,826
Income taxes, net                                  4,010      (17)   3,993    2,917     (241)   2,676      970      317    1,287
--------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                $ 7,107  $   (80) $ 7,027  $ 5,995  $   448  $ 6,443  $ 4,884  $   655  $ 5,539
================================================================================================================================

In addition to the operations of British Trimmings, US exports (by Conso US) constituted additional foreign sales of $4.5 million, $3.3 million and $2.7 million, for the fiscal years ended June 28, 1997, June 29, 1996 and July 1, 1995, respectively.

         The following table sets forth consolidated sales by region:

                                      June 28, 1997         June 29, 1996         July 1, 1995
                                      --------------------------------------------------------
                                                      (Dollars in thousands)
US                                         $48,739             $48,006               $38,270
UK                                          16,253              16,113                16,108
Other countries                              8,455               6,595                 5,243
----------------------------------------------------------------------------------------------
Total                                      $73,447             $70,714               $59,621
==============================================================================================

                          INDEPENDENT AUDITORS' REPORT
                                   --------------

To the Board of Directors and Shareholders of Conso Products Company

         We have audited the accompanying consolidated balance sheets of Conso Products Company and its subsidiaries ("the Company") as of June 28, 1997 and June 29, 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for the fiscal years ended June 28, 1997, June 29, 1996, and July 1, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of British Trimmings Limited, (a consolidated subsidiary), which statements reflect total assets constituting 37% and 38%, respectively, of consolidated total assets at June 28, 1997, and June 29, 1996, and total revenues constituting 28%, 28% and 33%, respectively, of consolidated total revenues for the fiscal years ended June 28, 1997, June 29, 1996, and July 1, 1995. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for British Trimmings Limited, is based solely on the report of such other auditors.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

         In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Conso Products Company and its subsidiaries as of June 28, 1997 and June 29, 1996, and the results of their operations and their cash flows for the fiscal years ended June 28, 1997, June 29, 1996, and July 1, 1995, in conformity with generally accepted accounting principles.


                           /s/ DELOITTE & TOUCHE LLP
                           --------------------------
                              Deloitte & Touche LLP
                           Greenville, South Carolina
                                 September 5, 1997

                             SELECTED FINANCIAL DATA
                                 ----------------

                                                    1997(a)      1996(a)      1995(a)        1994(a)
Summary of Operations (in thousands):
  Net sales                                        $ 73,447     $ 70,714     $ 59,621       $ 41,559
  Gross margin                                       27,823       25,432       20,736         13,215
  Operating income                                   11,518        9,872        7,696          5,102
  Income before income taxes                         11,020        9,119        6,826          4,414
  Income taxes                                        3,993        2,676        1,287(d)       1,638
  Net income                                          7,027        6,443        5,539(d)       2,776
-----------------------------------------------------------------------------------------------------
Average Common Stock Outstanding
  (In thousands)(m)                                   7,486        7,457        7,425          6,159
-----------------------------------------------------------------------------------------------------
Per Share of Common Stock:(m)
  Net income                                       $    .94     $    .86     $    .75(d)    $    .45
  Shareholders' equity(f)                              5.13         4.13         3.25           2.99
-----------------------------------------------------------------------------------------------------
Common stock price range(g)(m):
    High                                           $  16.25     $  13.17     $   7.00       $   7.11
    Low                                               10.17         5.78         5.22           5.00
    Price at fiscal year end                          13.70        10.83         6.22           6.11
-----------------------------------------------------------------------------------------------------
Statistical Data:
  Gross margin to net sales                            37.9%        36.0%        34.8%          31.8%
  Operating income to net sales                        15.7%        14.0%        12.9%          12.3%
  Net income to net sales                               9.6%         9.1%         9.3%(d)        6.7%
  Net income to average shareholders' equity           20.2%        23.6%        26.0%(d)       24.8%
  Operating return on assets employed(h)               22.2%        21.6%        18.8%          17.6%
  Inventory turnover(i)                                 2.0          2.3          2.2            2.5
  Accounts receivable turnover(j)                       6.3          6.5          6.3            6.0
  Net sales divided by average assets                   1.4          1.5          1.5            1.7
  Current ratio                                         2.2          2.4          1.9            1.9
  Long term debt to equity ratio                         --           .1           .1             .2
  Total liabilities to equity ratio                      .5           .5           .8             .9
  Capital expenditures (in thousands)              $  1,965(k)  $  1,811(k)  $  2,678       $  1,891(k)
  Depreciation and amortization (in thousands)     $  1,843     $  1,751     $  1,519       $  1,010
  EBITDA (in thousands)(l)                         $ 13,361     $ 11,623     $  9,215       $  6,111
  Approximate number of shareholders                  1,300        1,200        1,100          1,000
  Number of employees and associates at year end      1,569        1,446        1,472          1,177
-----------------------------------------------------------------------------------------------------
Selected Balance Sheet Data (in thousands):
  Working capital                                  $ 20,973     $ 19,461     $ 14,470       $ 11,944
  Property:
    Cost                                             25,049       18,966       17,242         14,637
    Accumulated depreciation                         (8,486)      (6,592)      (5,799)        (4,518)
    Net                                              16,563       12,374       11,443         10,119
  Total assets                                       56,559       47,278       43,699         35,326
  Long-term debt                                          0        2,108        2,598          3,127
  Total liabilities                                  18,191       16,499       19,575         16,924
  Shareholders' equity(f)                            38,368       30,778       24,124         18,402
-----------------------------------------------------------------------------------------------------

(a) Fiscal years 1996, 1995, 1994 and year 1993 presented on a 52 or 53 week basis with the closing on the Saturday nearest to June 30th, and include British Trimmings since its acquisition in December 1993.

(b) 1992 and prior years are on a calendar year basis.

(c) Proforma US income taxes computed at a combined federal and state tax rate of 37%. Prior to December 18, 1993, the Company was treated as an S Corporation for income tax purposes.

(d) 1995 net income includes $913,000 or 13 cents per share for a one-time carryforward of Jobs Tax Credits.

(e) Proforma average common stock outstanding for the years 1992 and prior have been adjusted for the 38,568 to 1 stock split effected December 1993 and for the number of shares which would have been necessary to distribute accumulated retained earnings at an offering price of $5.00 less issuance expenses.

(f) Shareholders' equity used in this calculation is historical. Net income used is proforma using a C Corporation tax provision. The effect on shareholders' equity is not material since, prior to December 1993, distributions were made equivalent to the personal income taxes payable by the Company's shareholders.

                             SELECTED FINANCIAL DATA
                                  ---------------

 1993(a)        1992(b)        1991(b)        1990(b)        1989(b)        1988(b)        1987(b)
$ 26,045       $ 23,770       $ 20,972       $ 21,510       $ 21,982       $ 17,633       $ 15,023
   8,246          7,580          6,690          6,849          6,607          5,035          4,283
   2,805          2,550          2,130          2,418          1,949          1,432          1,034
   1,926          1,675          1,141          1,285            792            554            512
     713(c)         620(c)         422(c)         475(c)         293(c)         205(c)         189(c)
   1,213          1,055            719            810            499            349            323
--------------------------------------------------------------------------------------------------

   4,787          4,787(e)       4,458(e)       4,332(e)       4,227(e)       4,170(e)       4,040(e)
--------------------------------------------------------------------------------------------------

$    .25(c)    $    .22(c)    $    .16(c)    $    .19(c)    $    .12(c)    $    .09(c)    $    .08(c)
     .84            .72            .62            .50            .40            .35            .21
--------------------------------------------------------------------------------------------------




--------------------------------------------------------------------------------------------------

    31.7%          31.9%          31.9%          31.8%          30.1%          28.6%          28.5%
    10.8%          10.7%          10.2%          11.2%           8.9%           8.1%           6.9%
     4.7%           4.4%           3.4%           3.8%           2.3%           2.0%           2.2%
    31.3%          34.1%          29.3%          41.8%          31.7%          30.2%          45.1%
    18.8%          18.3%          16.3%          17.8%          15.1%          13.5%          13.5%
     2.4            2.4            2.2            2.4            2.7            2.9            3.4
     7.0            7.0            7.2            7.4            8.2            8.1            8.6
     1.7            1.7            1.6            1.6            1.7            1.7            2.0
     1.5            1.6            1.9            1.7            1.4            1.5            1.0
     1.0            1.3            1.8            2.6            3.0            3.8            3.3
     3.2            3.3            3.6            5.0            6.7            7.0            9.0
$  1,408       $  1,382       $    278       $    184       $    582       $    820       $    435
$    762       $    730       $    718       $    762       $    653       $    496       $    283
$  3,567       $  1,785       $  1,443       $  1,539       $  1,152       $  1,727       $  1,098
       1              1              1              2              2              4              4
     654            654            500            535            650            450            375
--------------------------------------------------------------------------------------------------

$  4,099       $  3,916       $  4,336       $  3,799       $  2,198       $  2,226       $     74

   7,309          7,075          5,675          5,397          5,213          4,555          3,360
  (3,556)        (3,189)        (2,508)        (1,877)        (1,274)          (715)          (298)
   3,753          3,868          3,167          3,520          3,939          3,840          3,062
  16,778         14,972         12,532         13,133         13,025         11,534          8,627
   3,930          4,388          4,983          5,578          5,090          5,489          2,470
  12,777         11,518          9,800         10,959         11,325         10,089          7,762
   4,001          3,454          2,732          2,174          1,700          1,445            865
--------------------------------------------------------------------------------------------------

(g) Common stock was not publicly traded prior to December 15, 1993.

(h) Pre-tax income before interest expense divided by average of month-end total assets.

(i) Cost of goods sold divided by average of month-end total inventories.

(j) Net sales divided by average of month-end receivables.

(k) Excludes the purchase of British Trimmings' assets, the Leek, England building, the Conso / Graber Canada assets, and Wendy Cushing Ltd. in 1994, and the purchase of the London production facility and the Claesson assets in 1996 and the new Conso US warehouse and dyehouse facilities begun in 1997.

(l) Represents earnings before deductions for interest, income taxes, depreciation and amortization ("EBITDA"), a non-GAAP (generally accepted accounting principles) measurement. EBITDA is not intended to represent cash flow from operations as defined by GAAP, and should not be considered as an alternative to net income as an indicator of operating performance or to cash flows (determined in accordance with GAAP) as a measure of liquidity.

(m) Per share amounts and stock prices have been restated to reflect the 3-for-2 stock splits in October 1995 and 1996 effected in the form of 50% share dividends.

                      STOCK PRICE & SHAREHOLDER INFORMATION




         The Company's common stock is traded on the Nasdaq National Market under the symbol CNSO. The following table presents the high and the low sales prices of the common stock reported on the NASDAQ National Market for each quarter in the fiscal years ended June 28, 1997, June 29, 1996 and July 1, 1995 adjusted for the stock splits described in note (b) above. The price earnings ratio (P/E) has been calculated on annualized earnings per share by using trailing four quarters' earnings and average of the high and low stock prices for the quarter.

                                      1997                               1996                              1995
                            HIGH       LOW        P/E           HIGH      LOW       P/E           HIGH      LOW        P/E
  First Quarter            $13.33    $10.00      12.77        $ 7.67    $ 5.78      8.24         $6.45     $5.45      12.05
  Second Quarter            14.50     12.25      13.70         12.67      7.11     11.42          6.67      5.31      10.82
  Third Quarter             15.50     12.25      13.56         13.17      9.92     14.86          6.78      5.22       8.07
  Fourth Quarter            16.25     11.50      14.78         12.00     10.33     12.92          7.00      5.78       8.57


Approximate number of shareholders of record on August 22, 1997: 141