Form 10-K, Exhibit 13
period 1998-06-27
CONSO PRODUCTS CO
filed 1998-09-25
CIK 914448

                                                                     EXHIBIT 13
             PORTIONS OF CONSO PRODUCTS COMPANY'S 1998 ANNUAL REPORT
               TO SHAREHOLDERS THAT ARE INCORPORATED BY REFERENCE
                         INTO ANNUAL REPORT ON FORM 10-K
                     FOR THE FISCAL YEAR ENDED JUNE 27, 1998

            MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

Results of Operations

    The Company's (Conso and all of its subsidiaries) fiscal year is the 52 or 53 week period ending on the Saturday nearest June 30; interim reporting periods are based on 13 week quarters. The fiscal years ended June 27, 1998, June 28, 1997, and June 29, 1996 each include 52 weeks. On June 19, 1998, the Company acquired all of the outstanding stock of Simplicity Capital Corporation and its wholly owned subsidiaries (Simplicity). Simplicity's results of operations for the period June 19, 1998 through June 27, 1998 were not material and are excluded from the Company's results of operations.

1998 Compared with 1997

    For the year ended June 27, 1998, net sales decreased 2.2% from $73.4 million to $71.9 million, before adjusting for prior year's sales through MacCulloch & Wallis, the London subsidiary sold in August 1997. MacCulloch & Wallis (London) Ltd., a retail subsidiary operation in London, servicing primarily the apparel industry with haberdashery items, had made little money and was facing potential losses due to increasing rent and other overhead costs. Accordingly, the business was sold. The business operated until its sale (through July 1997). There were net sales of $275,000 related to this unit, which were recorded in fiscal year 1998, while the unit reported approximately $1.4 million of net sales in the same period of the prior year. When excluding sales through the MacCulloch & Wallis (London) Ltd. subsidiary, net sales were not as negatively impacted, decreasing only 0.7%. With the acquisition of Simplicity the Company has the opportunity to expand its presence further in the retail markets. Gains in sales to retailers and continued growth in sales to distributors lessened the impact of increasing competitive pressures within the manufacturing customer segment. The following analysis of the sales results by the separate Conso US and British Trimmings ("BT") units, are after eliminating the effect of inter-company sales.

    Total net sales through Conso US decreased 1.4% from $53.1 million to $52.3 million, as a result of the declines in sales to manufacturers, while total net sales through BT decreased 4.2% from $20.4 million to $19.5 million, primarily as a result of the sale of MacCulloch & Wallis (London) Ltd. Excluding the sales of MacCulloch & Wallis (London) Ltd., net sales through BT actually increased 1.1%.

    Net sales to manufacturers declined 11.0%, more than offsetting gains in net sales to distributor and retail customers. Net sales to manufacturers through Conso US declined 11.6%. Much of the decline in revenue dollars in the manufacturing group serviced by Conso US came from the reformulation of products to meet lower price points and compete with domestic competitive offerings, from reductions in prices (primarily on hand-assembled items) to meet the foreign competition and retain market share and in a few cases, due to changes in orders as a result of changes in special programs offered by manufacturers to their customers. Net sales to manufacturers serviced by BT declined 8.2%. Net sales to manufacturers through BT were impacted primarily by competition both from domestic and European producers, with the strength of the British pound sterling giving an added advantage to other European competitors, and from increased competition with foreign producers of tasseled items. The Company began production in India in January 1998 to compete with lower cost imports and improve margins and has established special teams to provide more focused support to the manufacturing groups.

    Net sales to distributors increased 3.3%, improving 1.8% at Conso US and 5.6% at BT, primarily as a result of the continued success of the Conso US and BT catalogs, selling aids, and other marketing efforts, and as a result of increased product offerings.

    Overall, net sales to retailers including sales through MacCulloch & Wallis (London) Ltd. increased 6.8%. Net sales to retailers excluding the effect of the decline in sales as a result of the disposed MacCulloch & Wallis (London) Ltd. operations increased 17.5%. During the fourth quarter of the current year, Conso US established a trim program for a major retail store chain. As a result of the new retail trim program and other sales gains, Conso US net sales to retailers for the current year increased 19.9%, compared to the same period of the prior year. Net sales to retailers through BT declined 34.1%, primarily due to the sale of MacCulloch & Wallis (London) Ltd. Excluding the MacCulloch & Wallis (London) Ltd. sales, sales to retailers for BT were up 3.6% over the prior year.

    Net sales outside the US and UK (the Company's major sales regions) increased $65,000, or 0.8% from the comparable period of the prior year, to $8.5 million, and represented 11.9% of total net sales. The Pacific Rim continued to be negatively impacted by the recent changes in currency values and other economic problems of that region, and net sales to that region declined by 13.7%. Export sales to the Western Hemisphere and the Europe and Middle East regions increased 3.8% and 5.9%, respectively, despite increasing competition from foreign producers and the strength of the British pound.

    The gross margin for the year declined to $25.3 million or 35.2% of net sales from the prior year's gross margin of $27.8 million or 37.9%. Increased cost of inventory produced prior to the reductions of personnel and focus on cost controls have been recorded as cost of goods sold. Pricing pressures from competition, both domestically and foreign, have contributed to the margin's decline, and reformulations of existing products to provide less expensive alternatives have contributed to the decline in the margin dollars.

    In the US, the gross margin for the current year was 38.7% compared to the prior year's 40.8%, while at British Trimmings, the margin declined from 30.3% to 25.8%. The Company has taken action to reduce the number of personnel considering the current margin climate.

    In the fourth quarter of fiscal 1998, the consolidated gross margin of 36.2% was ahead, for the first time in fiscal 1998, of the gross margin for the similar period of the prior year. The prior year's fourth quarter margin was 36.0% excluding the unanticipated year-end physical inventory adjustment and 34.0% including the adjustment. In addition, the fourth quarter margin was well ahead of the third quarter's 33.8%. This improvement indicates that the long-awaited effects of the reductions in personnel and increased cost controls, begun earlier in the year, are beginning to impact the Company's cost of sales as the higher cost inventory at Conso US turned over through the early and mid-part of the year. Such turnover is still in process at British Trimmings. The late-breaking margin improvement, coupled with the addition of sales from products manufactured in India, should result in improved margins in future periods.

    Distribution expenses increased $140,826 for the current year, from 4.3% to 4.6% of net sales. British Trimmings' expenses decreased $88,091. British Trimmings implemented some personnel reductions and a change in freight carrier as an additional cost savings measure. Conso US' expenses increased $228,917, due primarily to depreciation on the new warehouse facility and related equipment including radio frequency optical scanning systems.

    Selling expenses for the current year decreased $466,889. British Trimmings decreased $310,511, while Conso US decreased $156,378, with the largest portion of the decline coming from the disposal of MacCulloch & Wallis (London) Ltd.

    General and Administrative costs increased $181,397. British Trimmings decreased $14,257, while Conso US increased $195, 654. The increase in general and administrative costs has been primarily attributable to the move of the Vice President-Manufacturing into the Co-Managing Director roll for British Trimmings and now as Chief Operating Officer of Conso US. Adjustments for recording expatriate costs for this individual while residing in the UK, also contributed to the increase in general and administrative costs.

    Currency losses of $26,725 were incurred in fiscal 1998 while in the prior year a gain of $63,097 was recorded. As a result of the decline in margin and the currency losses, operating income decreased approximately $2.6 million or 22.4% from 15.7% of net sales to 12.4%.

    Interest expense increased $69,864, in connection with increases in borrowings on the Company's revolving loan facilities to help fund the dyehouse and warehouse projects and acquire Simplicity.

    The effective tax rate increased as management recorded reductions in SC Jobs Tax Credits due to reductions in personnel effected through the end of the fiscal year.

    While net income for the fourth quarter increased $389,000 from $1.2 million to $1.6 million and from 17 cents per share to 22 cents per share, net income for the year declined approximately $2 million from $7 million in the prior year to $5 million in the current year, and from 94 cents per share to 68 cents per share due to the performance of the first three quarters. Conso US net income declined $1.3 million while British Trimmings net income declined $711,000.

1997 Compared with 1996

    Net sales for the year ended June 28, 1997 grew to $73.4 million, up 3.9% from the prior year's $70.7 million. Sales by Conso US were up 3.8% to $53.1 million, net of intercompany transactions, a relatively modest increase coming off significant sales increases of 28.1% in fiscal 1996 and 24.5% in fiscal 1995. Sales to manufacturers, the most improved group in the prior two fiscal years, continued to show the best percentage improvement, but this category's growth rate was affected to an extent by competition. British Trimmings' sales increased 4.1% as a result of improvements in export sales and favorable changes in the exchange rates. Sales outside the US and UK (the Company's major sales regions) increased to $8.5 million, or by 28.2%. Such sales constituted 11.5% of total sales for fiscal 1997 compared to the prior year's 9.3%.

    The gross margin improved from $25.4 million or 36.0% of net sales to $27.8 million or 37.9% of net sales with margins (after intercompany eliminations and purchase price adjustments) improving from 38.4% to 40.8% at Conso US, and slightly from 29.6% to 30.3% at British Trimmings. At Conso US, price increases and process improvements continued to favorably impact the gross margin. Staff changes, a systems implementation delay, and production difficulties arising in part from the reorganization of product offerings in the 1997 catalog hampered improvement efforts at British Trimmings.

    Distribution, selling and general and administrative expenses increased $874,000 in the current fiscal year with the majority of the increases coming from British Trimmings, the dollars being somewhat inflated by changes in the exchange rates.

    Distribution expenses increased $193,000. Conso US contributed $24,000 of the increase. The remainder of the increase was a result of increased warehousing and freight costs at British Trimmings aggravated by deterioration in carriage services that ultimately led to a change in the primary freight carrier. Distribution expenses, as a percentage of net sales, increased only slightly from 4.2% to 4.3% of net sales in fiscal 1997.

    Selling expenses increased $545,000 and edged up as a percentage of net sales from 11.6% to 11.8% of net sales. Conso US contributed $91,000 of the increase, but as a percent of net sales, Conso US' selling expenses declined. The remainder of the dollar increase was contributed by British Trimmings, primarily as a result of increased payroll, premises, advertising costs and the reclassification of marketing material costs. Certain costs relating to marketing materials at British Trimmings were recorded in cost of sales in the prior year but are now recorded (in the current year) in selling expense. The effect on the prior year's margin would be to increase the margin at British Trimmings to 30.2%, all but eliminating the improvement. The effect on the prior year's consolidated margin is only one-tenth of one percent and clearly insignificant.

    General and administrative expenses increased $136,000, but remained flat as a percentage of net sales at 6.2%. Conso US and British Trimmings each contributed approximately half of the increase (with British Trimmings actually contributing less than Conso US were it not for the change in the exchange rate).

    The Company experienced gains as a result of changes in the currency exchange rates on the intercompany account balance in British pound sterling and on money transfers and payments in foreign currency of $63,000. In addition the Company sold its (previously replaced) London facility during the current fiscal year for a gain of $86,000.

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

Liquidity, Capital Resources and Year 2000

    The Company has historically financed its operations and capital requirements through both internally generated funds and bank borrowings. Other than the acquisitions of Simplicity and British Trimmings, capital requirements in recent years have arisen principally from expansion of product lines and production capacity and increased working capital needs to support higher sales volume. In June 1998, the Company renegotiated its bank loan agreement with its US bank. Under the new agreement, the Company obtained a $20 million term loan and the Company's revolving loan was increased from $15 million to $30 million including advances (as in the previous agreement) of up to (pound)7,000,000 (in British pound sterling or $11.6 million at the June 27, 1998 exchange rate). The new revolving loan does not expire and is not fully payable until December 1, 2000. Consequently, the new revolving loan is reported as long-term debt. The refinancing provided additional funds to acquire all the outstanding share capital of Simplicity. Due primarily to the shift in debt from short-term to long-term and current assets and liabilities acquired in the Simplicity acquisition, working capital increased to $35 million at June 27, 1998, from $21.0 million at June 28, 1997, and from $19.5 million at June 29, 1996.

    Operating cash flow increased from $5.1 million in fiscal 1997 to $7.2 million in fiscal 1998 primarily as a result of improved inventory management and increased non-cash charges for depreciation and deferred tax provisions, which were partially offset by the reduction in net income and increases in accounts receivable due to significant shipments near the end of the fourth quarter. Cash used in investing activities increased from $5.4 million in fiscal 1997 to $38.5 million in fiscal 1998, primarily due to the acquisition of Simplicity and additional construction of the warehouse and dyehouse facilities in Union, SC. Cash provided by financing activities increased from $554,000 in fiscal 1997 to $33.1 million in fiscal 1998, primarily as a result of the additional borrowings to fund the Simplicity acquisition, offset by the repurchase of 173,000 shares ($1.4 million) of common stock.

    On November 10, 1997, the Board of Directors authorized the repurchase of up to 500,000 shares of common stock. In addition to purchases in fiscal 1998, an additional 20,000 shares ($161,250) were purchased in July of 1998, subsequent to the year-end.

    Repurchases may be made from time to time depending upon market conditions. The Company's Executive Committee will direct the specific repurchases and approve prices and other terms. The Company expects to fund repurchases either through internally generated funds or existing credit lines, but may consider additional credit facilities depending upon market conditions and the timing and amount of repurchases deemed appropriate.

    Capital expenditures for fiscal 1998 (excluding major building expansions at Conso US) were approximately $1.6 million, primarily for manufacturing equipment at both Conso US and British Trimmings and some data processing and facilities improvements at British Trimmings. The Company has budgeted approximately $3.3 million for capital expenditures for fiscal 1999 (other than capital expenditures for building expansions of $1.7 million or possible acquisitions of other businesses). During fiscal 1998, the new 86,000 square foot distribution center was constructed and construction began on the 33,000 square foot dyehouse facility adjacent to the main plant in Union, South Carolina. Approximately $1.2 million was spent during fiscal 1998 on the distribution center and the center commenced operations on July 7, 1997. Approximately $2.8 million was spent on the new dyehouse project including related equipment, and it is estimated that an additional $800,000 will be spent during fiscal 1999. The construction of the dyehouse is scheduled for completion by the end of calendar year 1998. These expansions free up approximately 60,000 square feet for much needed additional office and production space. The Company will consider additional capital expenditures for building expansions or business acquisitions as opportunities arise.

    Additionally, the Company has performed an initial, high-level evaluation of its "Year 2000" ("Y2K") issues, (and more detailed evaluations in connection with its five-phased program for Y2K compliance discussed below), and believes that they will be resolved through the purchase of certain new hardware and software, and modification of existing software, at an estimated total cost of $750,000. The cost of Y2K modifications to existing software is being expensed. The purchases of new hardware and software (while they happen to address the Y2K issues) are providing significant additional benefits to the company and are being capitalized. Many of these purchases, anticipated for the future, have been accelerated as a result of the Y2K issues.

    During fiscal 1998, $111,000 was spent as a result of the Y2K issues, including approximately $30,000 of labor to modify existing programs, which has been expensed. Approximately $500,000 has been included in the budgeted capital expenditures for fiscal 1999 to address the Y2K issues on a timely basis.

    In calendar 1997, the Company developed a five-phase program for addressing the Y2K issues and to assure information and other systems compliance by December 1998 for Conso US and BT. Phase I is to identify those systems with which the Company has any

Y2K issues. Phase II is the development of action plans for Y2K compliance. Phase III is the implementation of action plans through the modification or replacement of all identified systems areas in time for adequate testing and implementation. Phase IV is the testing phase, and Phase V is the final and implementation phase.

    The Company has established a Y2K committee, which includes certain key management personnel, to review the status of the plan, assure timely compliance, and apprise the Board of Directors as to the status on a quarterly basis.

    With the exception of a few personal computers being replaced, the Company has completed all phases and is 100% Y2K compliant at Conso US, ahead of its original implementation schedule.

    At BT, the Company is still in the process of identifying minor systems (primarily non-data processing related systems) under Phase I. Major systems (including financial, inventory control and manufacturing systems) are in Phase
III. The Company is currently ahead of its original schedule for full Y2K compliance at BT by December 1998.

    As a result of the acquisition of Simplicity, and in order to allow time to address all Y2K issues of the newly acquired business, the original schedule for Company-wide compliance has been extended from December 1998 to June 1999. The Company is still in Phase I for certain non-inventory control and non-manufacturing related systems, and Phase III for certain basic financial systems. The company has completed Phase IV for its inventory control and manufacturing software; however, its hardware, used to run such software is not Y2K compliant. The Company has identified hardware which can be purchased to address the Y2K issues and the Company is also looking at the possibility of converting the programs to run on less costly hardware. The cost of the hardware is included in its fiscal 1999 budget. The decision as to which approach to take will be finalized around the end of the 1st quarter of fiscal 1999 (September or October 1998) and will be the one that makes the most sense to management, considering time, resources and the Company's long-term strategic objectives as factors in the decision making process. The Company is scheduled to complete full Y2K compliance by June 30, 1999.

    The Company has not entirely assessed the risk to the business surrounding the Y2K issues without taking into account the company's efforts to avoid those consequences; however, management believes the risk is substantially reduced when compared to other highly automated environments, due to the significant amount of programs and systems already made compliant, the small numbers of date dependent calculations in its remaining computer programs and systems, the lack of significant use of equipment with embedded technology, and the feasibility of the Company's contingency plan, considering these circumstances.

    The Company's current contingency plan for non-compliance consists primarily of the use of additional labor including the use of overtime to handle items with Y2K issues manually (which would normally be handled by the computer). Were the Company not able to achieve timely Y2K compliance, there could be some material impact on the business, from, for example, an increase in labor costs to handle certain processes normally handled by the computer, in accordance with the Company's contingency plan. In addition, significant changes in the availability of labor and resources to fulfill the Company's contingency plan could have an even greater impact on the business. However, having achieved full implementation and compliance at Conso US, and considering the status of systems at BT and Simplicity, it is the opinion of management that the Company will achieve compliance in adequate time to avoid Y2K issues. In addition, management believes that the identification of any additional systems that are not Y2K compliant, to the extent it is still in Phase I with certain systems, will not result in a substantial increase in costs, or a significant change in its implementation schedule, due to the nature and use of those systems.

    The Company believes that cash generated by operations and available for borrowings under lines of credit will be adequate to fund its working capital and capital expenditure requirements (including requirements to address the Y2K issues) for the foreseeable future, excluding possible additional acquisitions of other businesses. Based on the Company's financial position, the Company believes that it will be able to obtain any additional financing necessary to fund its planned long-term growth and expansion. Such additional financing may include long-term debt or equity; however, the Company has not yet made arrangements for any such additional financing.

Employee Benefits

    In December 1993, the Company established a stock option plan, which became effective upon the completion of its initial public offering of common stock. The plan permits the award of options, to buy up to 607,500 shares of the Company's common stock, to certain managers and other key employees. As of June 27, 1998, the Company had granted 250,350 options of which 66,500 options had been exercised, and 18,125 had been cancelled and returned to the plan. 375,275 options are available to be issued under the plan. Options outstanding were granted at prices ranging from $6.67 to $11.00 per share.

Earnings Per Share

    In the quarter ended December 1997 the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share". SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All prior year earnings per share amounts have been restated for the implementation of SFAS 128.

Jobs Tax Credits carry forward

   The Company recorded SC Jobs Tax Credits earned in fiscal years 1997 and 1996 of $225,000 and $630,808, respectively, resulting in net tax benefits (net of applicable federal income tax effect) of $148,500 and

$416,333, respectively. During fiscal 1998, management wrote-off $405,000 of SC Jobs Tax Credits due to significant reductions in its workforce in SC, resulting in a charge against income (net of applicable federal income tax effect) of $267,300.

    According to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"), such tax credits are to be recorded as assets and reductions of tax expense to the extent it is more likely than not that the taxable income in future periods will be sufficient to utilize the credits and employment levels will not decrease, causing a loss of credits recorded in prior years. SFAS 109 also requires that, on an ongoing basis, management assess any changes in conditions which may affect the likelihood of realizing these tax credits and that a valuation allowance be established should a degree of uncertainty about the likelihood of realizing these credits become apparent. A valuation allowance would be established with a charge against income. Based on management's review of the Company's historical and current performance and its plans for future growth including the acquisition of Simplicity and other acquisitions, the introduction of new products, the expansion of existing products and expansion into international markets, management believes it is more likely than not that the Company will be able to fully utilize these tax credits and has concluded that no valuation allowance is considered necessary at this time.

    The Company is uncertain as to the amount and net income effect of credits, if any, which may be earned in future years, because future credits are contingent upon regionally specific increases in employment, and the net income effect is contingent upon additional future South Carolina taxable income sufficient to fully utilize such credits as may become available in the future.

Quantitative and Qualitative Disclosures about Market Risk

    The Company is exposed to the impact of interest rate changes and foreign currency fluctuations due to its $30.0 million revolving credit facility and its foreign operations, primarily through its British Trimmings subsidiary. The Company does not enter into derivative financial instruments for trading purposes.

    Borrowings under the Company's $30.0 million revolving credit facility bear interest at rates based upon an adjusted LIBOR rate plus a margin that ranges from .75% to 1.75% (depending upon the Company's consolidated leverage ratio). Up to (pound)7,000,000 in borrowings may be made by British Trimmings in the United Kingdom in British pounds sterling. While the Company has not entered into any swap agreements or engaged in any other hedging activities with this respect to this variable rate indebtedness, the Company monitors interest rate changes and periodically reviews and considers whether it should engage in hedging activities. [An increase of 1% in the interest rate under the Company's revolving credit facility would decrease earnings by approximately $150,000 (assuming the Company's borrowings under the revolving credit facility averaged $24 million during a fiscal year).]

    The Company conducts business through British Trimmings in British pounds sterling and, to a substantially lesser extent, through other subsidiaries in other foreign currencies. As a result, the Company is subject to foreign exchange rate risk on cash flows related to sales, expenses and financing transactions (including borrowings in pounds sterling). Because of the relatively stable exchange ratio related to the British pound sterling, the Company has not historically made use of foreign currency exchange contracts or otherwise hedged its foreign currency risk. [See note 12 to the Company's consolidated financial statements for information related to gains attributable to the Company's investment in British Trimmings as well as to gains from its operations for each of the last three fiscal years.]

Effects of Inflation

    During the three years ended June 27, 1998, inflation has had little effect on the Company's capital costs and results of operations.

Cautionary Statement as to forward looking information

    Statements contained in this report as to the Company's outlook for sales, operations, capital expenditures and other amounts, budgeted amounts and other projections of future financial or economic performance of the Company, and statements of the Company's plans and objectives for the future operations are "forward looking" statements, and are being provided in reliance upon the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Important factors that could cause actual results or events to differ materially from those projected, estimated, assumed or anticipated in any such forward looking statements include, without limitation: general economic conditions in the Company's markets, including inflation, recession, interest rates and other economic factors, especially in the United States and the United Kingdom but also including other areas of the world where the Company markets its products; changes in consumer fashion preferences for finished products in the home furnishings market, which may affect the demand for the Company's products; any loss of the services of the Company's key management personnel; increased competition in the United States and abroad, both from existing competitors and from any new entrants in the decorative trimmings business; the Company's ability to successfully continue its international expansion and to successfully and profitably integrate into its operations any existing businesses it may acquire; changes in the cost and availability of raw materials; changes in governmental regulations applicable to the Company's business; fluctuations in exchange rates relative to the US dollar for currencies of the United Kingdom and other nations where the Company does business; casualty to or disruption of the Company's production facilities and equipment; delays and disruptions in the shipment of the Company's products and raw materials; disruption of operations due to strikes or other labor unrest; inability of the company to retain or obtain adequate resources to address timely its Y2K issues or related contingency plan; and other factors that generally affect the business of manufacturing companies with international operations.

                           CONSOLIDATED BALANCE SHEETS

June 27, 1998 and June 28, 1997


ASSETS (Note 3)                                                            1998                       1997
                                                                      --------------             ---------------
Current Assets
Cash                                                                  $    2,332,987             $       489,580
Accounts receivable, net of allowances for bad debts
     and customer deductions of $1,352,246 and $310,876
     in 1998 and 1997, respectively (Note 1)                              22,754,848                  11,747,482
Inventories (Notes 1 and 2)                                               30,358,201                  25,339,936
Deferred income taxes-current portion(Note 5)                              1,396,725                     625,873
Prepaid expenses and other                                                 3,780,770                     426,508
                                                                      --------------             ---------------
       Total current assets                                               60,623,531                  38,629,379
                                                                      --------------             ---------------
Property and Equipment (Notes 1 and 3)
     Land and improvements                                                 1,455,422                   1,177,248
     Buildings and improvements                                           15,114,190                   9,655,017
     Machinery and equipment                                              23,790,937                  14,216,300
                                                                      --------------             ---------------
     Total                                                                40,360,549                  25,048,565
     Accumulated depreciation                                            (10,599,298)                 (8,485,714)
                                                                      --------------             ---------------
       Total property and equipment, net                                  29,761,251                  16,562,851
                                                                      --------------             ---------------
Intangible Assets (Notes 1 and 11)                                        20,367,102
Deferred Income Taxes (Note 6)                                             3,272,542                   1,120,694
Other noncurrent assets                                                    1,667,879                     246,477
                                                                      --------------             ---------------
     Total                                                            $  115,692,305              $   56,559,401
                                                                      --------------             ---------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
     Short-term borrowings (Note 3)                                   $      558,365              $   10,405,973
     Current maturities of long-term debt (Note 3)                         2,103,844                     208,063
     Trade accounts payable                                                7,561,947                   4,162,339
     Accrued liabilities (Note 5)                                         15,402,057                   2,879,703
                                                                      --------------             ---------------
       Total current liabilities                                          25,626,213                  17,656,078
                                                                      --------------             ---------------

Noncurrent Liabilities
     Long-term debt(Note 3)                                               42,507,750
     Deferred income taxes (Note 6)                                          484,434                     535,184
     Other noncurrent liabilities                                          4,984,000
                                                                      --------------             ---------------
       Total noncurrent liabilities                                       47,976,184                     535,184
                                                                      --------------             ---------------
Commitments and Contingencies (Notes 4,7,8 and 9)                                  -                           -
                                                                      --------------             ---------------
Shareholders' Equity (Note 9 and 13)
     Preferred stock (no par, 10,000,000 shares authorized;
       no shares issued)                                                           -                           -
     Common stock (no par, 50,000,000 shares authorized; 7,324,412
       and 7,491,540 shares issued in 1998 and 1997, respectively)        15,618,732                  16,970,175
     Retained earnings                                                    25,760,459                  20,728,449
     Cumulative translations gain                                            710,717                     669,515
                                                                      --------------             ---------------
       Total shareholders' equity                                         42,089,908                  38,368,139
                                                                      --------------             ---------------
     Total                                                            $  115,692,305              $   56,559,401
                                                                      --------------             ---------------

                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

For the Fiscal Years Ended June 27, 1998, June 28, 1997, and June 29, 1996

                                                                    1998            1997             1996
                                                               -------------------------------------------------

Net sales                                                       $  71,860,661   $  74,447,466      $ 70,713,651
Cost of goods sold                                                 46,591,450      45,624,125        45,281,292
                                                                -------------   -------------      ------------
Gross margin                                                       25,269,211      27,823,341        25,432,359
                                                                -------------   -------------      ------------
Selling, general and
    administrative expenses:
    Distribution expense                                            3,299,861       3,159,035         2,965,645
    Selling expense                                                 8,293,031       8,759,920         8,215,116
    General and administrative expense                              4,716,885       4,535,488         4,399,610
Currency exchange loss(gain) (Note 1)                                  26,725         (63,097)          (20,114)
Gain on disposal of facility                                                -         (85,954)                -
                                                                -------------   -------------      ------------
      Total                                                        16,336,502      16,305,392        15,560,257
                                                                -------------   -------------      ------------
Income from operations                                              8,932,709      11,517,949         9,872,102
                                                                -------------   -------------      ------------
Interest expense (income):
    Interest expense (Note 3)                                         724,467         654,603           917,349
    Interest income                                                  (115,472)       (157,057)         (164,352)
                                                                -------------   -------------      ------------
      Total                                                           608,995         497,546           752,997
                                                                -------------   -------------      ------------
Income before income taxes                                          8,323,714      11,020,403         9,119,105
                                                                -------------   -------------      ------------
Income taxes (Note 6)
    Income tax provision
      before SC Jobs Tax Credits                                    3,024,404       4,141,733         3,092,278
    Net SC Jobs Tax (Credits)
      Provision                                                       267,300        (148,500)         (416,333)
                                                                -------------   -------------      ------------
      Total income tax provision                                    3,291,704       3,993,233         2,675,945
                                                                -------------   -------------      ------------
      Net income                                                $   5,032,010   $   7,027,170      $  6,443,160
                                                                -------------   -------------      ------------
Net income per share (Notes 1 and 9)
      Basic                                                     $        0.68   $        0.94      $       0.86
                                                                -------------   -------------      ------------
      Diluted                                                   $        0.67   $        0.93      $       0.86
                                                                -------------   -------------      ------------
Weighted average number of
     shares outstanding (Note 9)
     Basic                                                          7,447,396       7,485,807         7,456,552
                                                                -------------   -------------      ------------
     Dilutd                                                         7,470,414       7,538,616         7,479,806
                                                                -------------   -------------      ------------

                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the Fiscal Years Ended June 27, 1998, June 28, 1997, and June 29, 1996

                                          Common Stock                                      Cumulative
                                          Shares                          Retained          Translations
                                          Issued          Amount          Earnings          Adjustments      Total
------------------------------------------------------------------------------------------------------------------------

Balance July 1, 1995                       7,425,422    $  16,571,214    $  7,258,119      $   294,398      $ 24,123,731
Stock options exercised                       56,250          325,132                                            325,132
Net income                                                                  6,443,160                          6,443,160
Translation loss                                                                              (113,690)         (113,690)
                                       -------------    -------------    ------------      -----------      ------------
Balance June 29, 1996                      7,481,672       16,896,346      13,701,279          180,708        30,778,333
Stock options exercised                        8,600           57,349                                             57,349
Shares issued for directors fees               1,268           16,480                                             16,480
Net income                                                                  7,027,170                          7,027,170
Translation gain                                                                               488,807           488,807
                                       -------------    -------------    ------------      -----------      ------------
Balance June 28, 1997                      7,491,540       16,970,175      20,728,449          669,515        38,368,139
Stock repurchases                           (173,000)      (1,398,750)                                        (1,398,750)
Stock options exercised                        1,650           11,000                                             11,000
Shares issued for directors fees               4,222           36,307                                             36,307
Net income                                                                  5,032,010                          5,032,010
Translation gain                                                                                41,202            41,202
                                       -------------    -------------    ------------      -----------      ------------
Balance June 27, 1998                      7,324,412    $  15,618,732    $ 25,760,459      $   710,717      $ 42,089,908
                                       -------------    -------------    ------------      -----------      ------------

                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Fiscal Years Ended June 27, 1998, June 28, 1997, and June 29, 1996

                                                      June 27, 1998    June 28, 1997    June 29, 1996
-------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                            $   5,032,010    $   7,027,170    $   6,443,160
Adjustments to reconcile net income to
    net cash provided by operating activities:
    Depreciation                                          2,223,536        1,759,853        1,662,823
    Amortization of deferred expenses                        59,038           83,359           87,810
    Deferred tax (benefit) expense                          422,188          131,916         (757,716)
    Currency transaction gain                               (16,225)         (63,097)         (20,112)
    Loss (gain) on sale of plant and equipment                9,825          (85,954)        (124,719)
    Change in assets and liabilities excluding
      effects on businesses acquired:
      Accounts receivable                                  (697,964)           8,514       (1,732,181)
      Inventories                                           433,675       (4,701,300)        (171,124)
      Prepaid expenses and other                           (233,872)         543,121         (107,168)
      Trade accounts payable                               (914,588)         635,559         (285,363)
      Accrued liabilities                                   910,503         (210,953)         106,109
                                                      -------------    -------------    -------------
Net cash provided by operating activities                 7,228,126        5,128,188        5,101,519
                                                      -------------    -------------    -------------
INVESTING ACTIVITIES

Sales of officer's life insurance                                --               --           39,271
Construction of new warehouse and dyehouse               (5,426,578)      (3,741,161)              --
Purchase of London facilities                                    --               --         (790,919)
Purchase of other property and improvements                      --         (399,614)        (264,156)
Purchases of equipment                                   (1,557,878)      (1,565,504)      (1,546,916)
Payments for business, net of cash acquired             (31,634,223)         (85,472)        (385,962)
Sale of plant and equipment                                  70,631          409,092          138,088
                                                      -------------    -------------    -------------
Net cash used in investing activities                   (38,548,048)      (5,382,659)      (2,810,594)
                                                      -------------    -------------    -------------
FINANCING ACTIVITIES
Net borrowings (repayments) under line of
    credit arrangements                                  14,640,741        2,886,360       (2,006,120)
Borrowings of fixed rate debt                            20,000,000               --
Principal payments on long-term debt                       (103,744)      (2,335,789)        (410,317)
Payments of capitalized loan origination costs              (22,225)              --           (1,111)
Principal payments under capital
    lease obligations                                            --          (70,193)        (151,219)
Proceeds from issuance of common stock,
    net of expenses                                          47,307           73,828          325,132
Repurchases of Conso common stock                        (1,398,750)              --               --
                                                      -------------    -------------    -------------
Net cash provided by (used in) financing activities      33,163,329          554,206       (2,243,635)
                                                      -------------    -------------    -------------
Increase in cash                                          1,843,407          299,735           47,290
Cash at beginning of year                                   489,580          189,845          142,555
                                                      -------------    -------------    -------------
Cash at end of year                                   $   2,332,987    $     489,580    $     189,845
                                                      -------------    -------------    -------------

                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Fiscal Years Ended June 27, 1998, June 28, 1997, and June 29, 1996.

1.    Organization and Summary of Significant Accounting Policies

    Organization and Operations - Conso Products Company (the "Company") is headquartered at the main plant in Union, South Carolina. The Company has an additional plant in Union. The Company also has hand-assembly operations in Juarez, Mexico and Coimbatore, India and showrooms in New York City, Miami, and Hickory, North Carolina. Sales representatives are located in certain major cities in the United States and the United Kingdom. The Company also employs an international sales force and has sales representatives located throughout the world. Some products are sold by independent sales agents.

    British Trimmings Ltd., a wholly-owned English company, is based at its main plant in Stockport, England, and has a production and dyehouse facility and a separate printing operation in Leek, England and a hand-assembly and production operation and showroom in London.

    The Company manufactures and sells decorative cord and narrow trimmings, hand-assembled tasseled accessories and sewing supplies. It also markets decorative window accoutrements and other home furnishing accessories.

    On June 19, 1998, the Company acquired all of the outstanding stock of Simplicity Capital Corporation and its wholly-owned subsidiaries, including Simplicity Pattern Co., Inc. (Simplicity) (See Note 11). Simplicity was founded in 1927 and is one of the leading producers of patterns and instructional publications for the home sewing industry. Simplicity's main office is located in New York City. Its production facility is in Niles, Michigan. It has subsidiaries with operations in Sydney, Australia; Auckland, New Zealand; Toronto, Canada; Mexico City, Mexico; and Glasgow, Scotland. Simplicity also has a design studio in London. Sales personnel service retail customers throughout the US and all of the foreign markets.

    Consolidation - The financial statements include the accounts of the Company and its wholly-owned subsidiaries: British Trimmings and its subsidiaries (all operating within the United Kingdom), India Trimmings (Private) Limited, which operates in Coimbatore, India, and Conso's majority-owned subsidiary, Val-Mex, S.A. de C.V., which operates in Juarez, Mexico. The Val-Mex and India operations are not significant in relation to the Company's operations. Simplicity Capital Corporation and its subsidiaries balance sheet accounts are included as of June 27, 1998. (Simplicity's results of operations for the period from June 19, 1998, the date of the acquisition, through June 27, 1998 were not material).

    The results of operations are presented on a 52 or 53 week basis with the closing on the Saturday nearest to June 30th. Fiscal years 1996, 1997, and 1998 include 52 weeks results of operations.

    All significant intercompany accounts and transactions, and profit and loss on intercompany transactions, are eliminated.

    Foreign Currency Translation and Transactions - Assets and liabilities of foreign subsidiaries are translated into US dollars at period-end exchange rates. Income, expenses, and cash flows are translated at weighted-average rates of exchange for the period. The resulting currency translation adjustments are accumulated and reported as a separate component of shareholders' equity.

    From time to time, the US parent company loans or is loaned amounts from its foreign subsidiaries. It is the Company's policy that such amounts are repayable or receivable in the foreign currency of the subsidiary. Translation gains or losses on such amounts due to or from foreign subsidiaries and all exchange gains and losses on realized foreign currency transactions are included in the consolidated results of operations. The Company has not entered into any foreign exchange transactions or any other agreements to manage the risk of foreign exchange rate fluctuations except to the extent it is able to borrow funds in British pound sterling. The Company does not speculate in foreign currencies.

    Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions (e.g. allowance for bad debts and reserve for pattern discards) that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses, during the reporting period. Actual results could differ from those estimates.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    Fair Value of Financial Instruments - The carrying amount of cash, accounts receivable, current liabilities and notes payable approximates their respective fair values.

    Inventories - Inventories of products (excluding patterns) are stated at the lower of first-in first-out cost, or market. Cost includes materials, direct production labor and production-related overhead costs. Inventories of patterns are generally stated at average cost, not in excess of market value.

    Pattern Discards - Retailers' stocks of patterns are kept up-to-date with current fashions by the periodic issuance of new patterns embodying new styles. When patterns are discontinued, credits are issued to retail customers for their stock on hand. Accordingly, the balance in the Reserve for Pattern Discards reflects the estimated dollar value of discontinued patterns for which credit will be issued to the open account against future purchases by those retail customers and is included in other Accrued Liabilities.

    Property and Equipment - Property and equipment are stated at cost less accumulated depreciation, and depreciation is provided on a straight-line basis over the estimated useful lives of the related assets as follows:

Buildings                                        25-40 years
Buildings improvements                           10-40 years
Leasehold improvements                           5 years
Machinery and equipment                          7-10 years
Mobile and computer equipment                    3-5 years

    Property and equipment purchased in the acquisition of businesses are stated at their fair market values at the date of the acquisition of the business.


    Maintenance and repair costs are charged to expense as incurred; costs of major additions and betterments are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

    Loan Costs - The costs incurred to obtain loans and credit lines have been deferred and are being amortized over the term of the loan on a straight-line basis, which is not materially different from the interest method.

    Long-Lived Assets - In fiscal 1997, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The Company has determined that no impairment loss need be recognized for applicable assets for fiscal 1998 and 1997.

    Advertising Costs - The Company's policy is to expense advertising costs upon initial publication of advertisements. Advertising costs for the fiscal years ended June 27, 1998, June 28, 1997, and June 29, 1996 were $328,909,
$362,567, and $340,175, respectively.

    Intangible Assets - The Company evaluates the recoverability of goodwill using the "fair value" method. The goodwill balance is being amortized on a straight-line basis over 30 years.

    Revenue Recognition - Revenue is recognized at the time of shipment of the Company's products to its customers, except for certain pattern shipments. Return of products and other discounts and allowances are netted against sales, when incurred.

    The initial base stock of patterns are shipped to most retail customers under a deferred payment arrangement whereby revenue is recognized upon the shipment of reordered patterns. Interest income is recognized on the deferred payment balances. Some patterns are sold on a commission basis with revenue recognized by the Company at the time of sale of the patterns by the retail customer.

    Income Taxes - The Company provides deferred income tax assets and liabilities for the expected future tax consequences of differences in the financial reporting basis and income tax basis of certain assets and liabilities.

    Undistributed earnings of subsidiaries located outside the US may or may not be included in the taxable income reported in the US, depending upon the Company's expectations for remitting such earnings to the parent company.

    Retirement Plans - The Company has defined contribution plans covering substantially all full-time US employees, a defined contribution plan covering British Trimmings personnel, defined benefit plans covering Simplicity foreign employees, non-qualified defined contribution plans for key officers and employees, and a stock purchase plan available to all employees after a certain period of employment.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    Postretirement Benefits Other Than Pensions - The Company provides health care benefits for certain eligible active and retired domestic employees. Some of these plans are covered under collective bargaining agreements with unions and are unfunded. Part of the costs for the health care benefits are paid by the employees. The Company accounts for the retirement benefits in accordance with SFAS 106.

    Earnings Per Share - The Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share", in the quarter ended December 1997. SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All prior year earnings per share amounts have been restated for the implementation of SFAS 128.

    Other Accounting Pronouncements - In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS 130, "Reporting Comprehensive Income", which will be effective for the Company for the fiscal year beginning June 28, 1998. This statement establishes standards for reporting and disclosure of comprehensive income and its components (revenues, expenses, gains, and losses). This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income (including, for example, unrealized holding gains, unrealized foreign currency translation gains, and losses on available-for-sale securities) be reported in a financial statement similar to the statement of income and retained income. The accumulated balance of other comprehensive income will be disclosed separately from retained income in the equity section of the balance sheet.

    Also, in June 1997, the FASB issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information", which will be effective for the Company for the fiscal year beginning June 28, 1998. SFAS 131 redefines how operating segments are determined and requires disclosure of certain financial and descriptive information about a company's operating segments. The Company has not yet completed its analysis of which additional operating segments, if any, it will report on separately, or increase in disclosures, if any, will be required beyond that already reported in its financial statements.

    In February 1998, the FASB issued SFAS 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits - an Amendment of FASB Statements No. 87, 88, and 106." SFAS 132 revises disclosures about pension and other postretirement benefit plans, but it does not change the measurement or recognition of those plans. SFAS 132 is effective for the Company for the fiscal year beginning June 28, 1998.

    Reclassifications - Certain balances in prior years have been reclassified to conform with the presentation adopted in the current fiscal year.

-------------------------------------------------------------------------------

2.  Inventories

                                June 27, 1998                      June28,1997
                                -------------                      -----------
Raw materials                   $   8,013,942                      $ 8,188,073
Work-in-progress                    5,115,817                        3,634,638
Finished goods                     17,228,442                       13,517,225
                                -------------                      -----------
Total                           $  30,358,201                      $25,339,936
                                -------------                      -----------

3. Notes Payable and Long-Term Debt

    In June 1998, in conjunction with the acquisition of Simplicity (Note 11), the Company renegotiated its bank loan agreement with a US bank. Under the new agreement, the Company obtained a $20,000,000 term loan repayable quarterly on a ten-year amortization basis beginning October 1, 1998, with a fixed annual interest rate of 7.40% and a $10,000,000 balloon payment due at the end of five years. In addition, the Company's revolving loan was increased from $15,000,000 to $30,000,000 including advances (as in the previous agreement) of up to (pound)7,000,000 (in British pounds sterling or $11,631,000 at the June 27, 1998 exchange rate). The new revolving loan expires and is fully payable on December 1, 2000, unless renewed by mutual agreement. Consequently, the new revolving loan is reported as long-term debt.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    In addition, on June 19, 1998, the Bank committed $3,000,000, which the Company may use for letters of credit. At June 27, 1998, the Company has $2,500,000 of letters of credit outstanding.

    Advances in US dollars under the revolver bear interest at the annual rate of 1.50% over the floating 30 day LIBOR rate as quoted in the Wall Street Journal (7.1875% as of June 27, 1998). Advances in British pounds sterling are made under UK LIBOR contracts. These contracts bear interest based on the adjusted LIBOR rates for specific periods (based on seven days, fourteen days, one month or three months) plus 1.50% (previously 1.00%)(7.3906%, 7.5625%, 7.6250%, and 7.8672%, respectively) as of June 27, 1998.

    At June 27, 1998, $5,492,250 was available for borrowing under the new revolving loan agreement. Of the available balance at June 27, 1998, (pound)500,000 ($830,750) of the amount was available for borrowing in British pounds sterling (or US dollars), with the additional $4,661,500 available for borrowing in US dollars only.

    At June 27, 1998, the US dollar borrowings on the revolving loan amounted to $13,708,000. At June 27, 1998, borrowings in British pounds sterling by British Trimmings totaled (pound)6,500,000 (or $10,799,750 at the June 27, 1998 exchange rate), under LIBOR contracts in the amounts of (pound)1,000,000, (pound)750,000, (pound)3,250,000, (pound)1,250,000, and (pound)250,000 for 90, 90, 90, 92, and
92 days at interest rates of 8.6250%, 8.5000%, 8.5625%, 8.5000%, and 9.3125%, respectively.

    The average US dollar borrowings outstanding under line of credit agreements for the fiscal years ended June 27, 1998, June 28, 1997, and June 29, 1996 were $498,899, $1,066 and $2,935,041 at weighted average interest rates of 6.98%, 8.22% and 8.84%, respectively. The maximum outstanding US dollar borrowings during these periods were $13,776,000, $194,000, and $8,550,944, respectively.


    The average borrowings outstanding in British pounds sterling under the line of credit agreements for the fiscal years ended June 27, 1998, and June 28, 1997, were (pound)6,150,000 ($10,163,490) and (pound)4,330,137 ($7,207,513), at weighted average interest rates of 8.6400% and 7.2924%, respectively. The maximum outstanding borrowings during these periods were (pound)6,500,000 ($10,799,750 at the June 27, 1998 exchange rate) and (pound)5,750,000
($9,570,875 at the June 28, 1997 exchange rate), respectively.

    British Trimmings has overdraft borrowing facilities (similar to revolving loan facilities used in the US) available in British pounds sterling with a United Kingdom branch of a United States based bank for itself and certain of its subsidiaries, which provides overdraft facilities totaling (pound)600,000 (or $996,900 at the June 27, 1998 exchange rate). Prior to a change in banks on December 11, 1997, the overdraft borrowing facility was provided by a United Kingdom-based bank in the amount of (pound)500,000 (or $830,750). Overdrafts bear interest at the bank's base rate plus 1.50% (subject to a minimum rate of 6.00%), which was 8.64% at June 27, 1998. Borrowings under this facility at June 27, 1998, totaled (pound)336,061 (or $558,365 at the June 27, 1998 exchange rate).

    At June 27, 1998, (pound)263,939 ($438,535) was available for borrowings under this overdraft facility. The average overdraft outstanding under the overdraft facility was (pound)261,109 ($431,509), (pound)452,426 ($753,063), and
(pound)180,091 ($279,861) (at the average exchange rates for the fiscal years ended June 27, 1998, June 28, 1997 and July 29, 1996, at weighted average interest rates of 8.64%, 7.47% and 7.89%, respectively). The maximum overdraft outstanding during the fiscal years ended June 27, 1998, June 28, 1997, and June 29, 1996 was (pound)839,413 ($1,387,214) (pound)868,389 ($1,445,433), and
(pound)707,410 ($1,097,900), respectively (at the average exchange rates during the periods). The bank provides British Trimmings with other services including letters of credit and bank-guaranteed standby credit for value-added tax payments of an additional (pound)200,000 (or $332,300 at the June 27, 1998 exchange rate) bearing the same interest rates as in the overdraft facility. There were no material other services used or outstanding at June 27, 1998.

    The balances owed under the long-term agreements are as follows:

                                        June 27, 1998               June28,1997
                                        -------------               -----------
Fixed-rate term loan                    $ 20,000,000                $         -
Revolving bank loan                       24,507,750
European Coal & Steel Community
(ECSC)loan                                   103,844                    208,063
                                        ------------                -----------
Total                                     44,611,594                    208,063
Less current portion                       2,103,844                    208,063
                                        ------------                -----------
Total long-term debt                    $ 42,507,750                $         -
                                        ------------                -----------

          Maturities of long-term debt at July 27, 1998 are as follows:

Year:
1999                                                              $   2,000,000
2000                                                                  2,000,000
2001                                                                  1,500,000
2002                                                                  2,000,000
2003                                                                  2,000,000
Thereafter                                                           10,500,000
                                                                  -------------
Total                                                             $  20,000,000
                                                                  -------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    Of the Company's assets, virtually all of the Company's US assets are pledged as collateral.

    The loan agreement contains various covenants requiring, among other things, that the Company maintain certain minimum levels of working capital, net worth (as defined), and other ratios. In the opinion of management, the Company was in compliance with all such covenants at June 27, 1998.

    Net interest paid (net of amount capitalized) during the fiscal years ended June 27, 1998, June 28, 1997, and June 29, 1996 was $473,522, $487,860, and
$700,746, respectively. During the fiscal year ended June 27, 1998 and June 28, 1997, $338,963 and $96,832 of interest expense was capitalized primarily in connection with warehouse and dyehouse expansions in the US.

-------------------------------------------------------------------------------
4. Leases

    The Company's operations utilize property, facilities, equipment, and vehicles leased from others. Buildings and facilities leased from others primarily are for design and sales offices, showrooms, distribution centers, and the Val-Mex and India manufacturing operations. The lease arrangements generally provide for a fixed basic rent, and in some instances adjustments for inflation. Initial terms of leases generally are not more than eleven years exclusive of options to renew. Leases of other equipment primarily consist of manufacturing equipment and vehicles. Information regarding the Company's leasing activities at June 27, 1998, is as follows:

                                                                Operating Leases
                                                                    Minimum
Year:                                                            Lease Payments
1999                                                               $  1,252,422
2000                                                                  1,347,178
2001                                                                  1,247,910
2002                                                                  1,201,000
2003                                                                  1,185,000
2004                                                                  2,825,000
-----                                                              ------------
Total                                                              $  9,058,510
=====                                                              ============

5.    Accrued Liabilities

                                         June 27, 1998           June 28, 1997
                                         -------------           -------------
Reserve for pattern discards             $    3,911,000          $           -
Purchase accounting reserve                   1,500,000
Accrued payroll costs                         1,412,446               1,019,217
Vacation accrual                              1,264,913                 375,121
Income taxes payable                          1,058,358
Other accrued liabilities                     6,255,340               1,485,365
                                         -------------           --------------
                                          $  15,402,057            $  2,879,703
                                         -------------           --------------

6. Income Taxes

    The US and foreign components of the provision for income taxes for the fiscal years ended June 27, 1998, June 27, 1997, and June 29, 1996 are as follows (dollars in thousands):

                                                       1998                    1997                    1996
                                                       ----                    ----                    ----
Current Provision:
Federal                                              $ 3,002                  $ 3,734                 $ 3,261
State                                                    243                      326                     295
Foreign                                                 (194)                      65                    (122)
                                                     -------                  -------                 -------
Total current provision                                3,051                    4,125                   3,434
                                                     -------                  -------                 -------
Deferred Provision
Federal                                                  312                      123                     (16)
State                                                    117                     (173)                   (623)
Foreign                                                 (188)                     (82)                   (119)
                                                     -------                  -------                 -------
Total deferred provision                                 241                     (132)                   (758)
                                                     -------                  -------                 -------
Total Provision for income taxes                     $ 3,292  39.5%           $ 3,993     36.2%       $ 2,676     29.3%
                                                     -------  -----           -------     -----       -------    -----

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    Undistributed earnings of British Trimmings aggregated $1,296,000 as of June 27, 1998. Under existing laws, such earnings will not be subject to US tax until distributed as dividends, because, at this time, it is not expected that the undistributed earnings of British Trimmings will be remitted to the parent company. No provision has been made for US federal or state income taxes to be paid on the undistributed earnings. If these amounts were not expected to be reinvested, additional deferred tax of approximately $485,000 would have to be provided. A reconciliation of the income tax provision at the statutory tax rate to the Company's effective tax rate is as follows (shown in percentages):

                                                             1998             1997                1996
                                                             ----             ----                ----
Expected provision at statutory US tax rate                  34.0%            34.0%               34.0%
Difference between statutory US tax rate and UK tax           1.7              0.1                (3.4)
Effective US state tax rate                                   2.5              3.4                 3.3
Adjustment for Jobs Tax Credits *                             2.3             (1.3)               (4.6)
Other differences                                            (1.0)               -                   -
                                                             ----             ----                ----
Total                                                        39.5%           36.2%                29.3%
                                                             ----             ----                ----

    * In fiscal years 1997 and 1996, the Company recorded SC Jobs Tax Credits totalling $225,000 and $630,808, resulting in a net tax benefit (net of applicable federal income tax effect) of $148,500 and $416,333 for credits earned in the fiscal years, respectively. The recording of these credits resulted in a charge to a deferred tax asset for the future utilization of the credits by being applied against income taxes. According to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS 109), such tax credits are to be recorded as assets to the extent it is more likely than not that the taxable income in future periods will be sufficient to utilize the credits and employment levels will not decrease, causing a loss of credits recorded in prior years. SFAS 109 also requires that, on an on-going basis, management assess any changes in conditions which may affect the likelihood of realizing these tax credits and that a valuation allowance be established should a degree of uncertainty about the likelihood of realizing these credits become apparent. During fiscal 1998, management wrote-off $405,000 against the deferred tax asset relating to the SC Jobs Tax Credits as a result of reductions in its workforce in SC, resulting in a charge against income (net of applicable federal income tax effect) of $267,300. Based on management's review of the Company's historical and current performance and its plans for future growth, including the recent Simplicity acquisition and other acquisitions, the introduction of new products, the expansion of existing products, and expansion into international markets, management believes, at this time, it is more likely than not that the Company will be able to fully utilize these tax credits and no valuation allowance is considered necessary at this time. The Company is uncertain as to the amount of additional credits, if any, which may be earned in future years, because future credits are contingent upon regionally specific increases in employment and are contingent upon additional future taxable income sufficient to fully utilize such credits as may become available in the future.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The net deferred tax asset and net deferred tax liability are attributable to the following temporary differences:

                                                           1998                                  1997
                                                           ----                                  ----
                                                       British       Simplicity   Simplicity                    British
                                       Conso US        Trimmings     Domestic     Foreign      Conso US        Trimmings
                                      ----------      ---------     ----------     --------    ----------      -----------
Purchase accounting                   $       --      $(127,027)    $1,338,000     $     --    $       --      $(179,083)
Intercompany inventory                    29,532        107,382             --           --        30,134        100,668
Accounts receivable reserve               79,930             --        334,000           --        74,495             --
Inventory reserve                        137,733             --             --           --       132,591             --
Discard returns                               --             --        373,000       96,000            --             --
New design costs (Unicap)                 15,022             --        390,000           --            --             --
Prepaid expense                          (57,168)            --             --           --       (23,536)            --
Accruals                                 372,653             --        509,000           --       378,966             --
Depreciation                            (567,342)      (477,206)      (892,000)          --      (507,508)      (493,398)
Jobs tax credit                        1,320,167             --             --           --     1,587,467             --
Supplemental Executive
  Retirement Plan                             --             --        362,000           --            --             --
Post Retirement Benefits -
     Other than pensions                      --             --        843,000           --            --             --
Other temporary differences              (12,260)        10,417             --           --        73,958         36,629
Net deferred tax asset (liability)
                                      ----------      ---------     ----------     --------    ----------      -----------
                                      $1,318,267      $(486,434)    $3,257,000     $ 96,000    $1,746,567      $(535,184)
                                      ----------      ---------     ----------     --------    ----------      -----------

    Income taxes paid by the Company during the fiscal years ended June 27,1998, June 28, 1997, and June 29,1996 were $2,573,661, $3,966,011, and $3,821,745, respectively.

    Simplicity has foreign net operating loss carryforwards of approximately $4,046,000, which are available to offset future foreign taxable income. A valuation allowance has been recorded to offset the tax benefit of these foreign net operating loss carry forwards.
------------------------------------------------------------------------------
7. Retirement Benefits

    Employees may elect to purchase shares of the Company's common stock on the open market through the Company, either by lump sum payment or payroll deduction. The employee may elect to have up to 10% of his/her salary withheld for the purchase of Company common stock.

    In accordance with the plan, the Company contributes an additional 10% of the employee's amount paid or withheld and pays the transaction fees and administrative costs of the plan. Company contributions are treated as additional compensation to the plan participants.

    At fiscal year end June 27, 1998, there were 15 active participants in the payroll deduction plan. Company contributions and transaction and administrative fees for the fiscal years ended June 27, 1998, June 28, 1997, and June 29, 1996 were $4,312, $4,477, and $3,862, respectively.

    Conso operates a non-qualified deferred compensation plan for certain of its key officers and employees. As of June 27, 1998 and June 28, 1997, the unfunded liabilities included in accrued liabilities and representing the plan balance were $197,030 and $152,006, respectively.

    The British Trimmings subsidiary operates a defined benefit contribution plan for the benefit of a certain executive. The cost for the fiscal years ended June 27, 1998, June 28, 1997, and June 29, 1996, amounted to (pound)54,815
($90,659), (pound)44,062 ($71,420), and (pound)44,915 ($69,807), respectively, and these amounts have been included in general and administrative expenses. Management of the Company has determined that the obligation of remaining contributions to the executive's private pension fund is not material to the Company's financial statements due to the length of service and related contribution amounts remaining under the agreement with the executive.

    In January 1996, the Company established a defined contribution plan in the US pursuant to Section 401(k) of the Internal Revenue Code, which covers all US employees (excluding Simplicity). The Company matches each employee's contribution up to a maximum of 3% of each employee's compensation. Aggregate Company contributions of $388,785, $374,006, and $180,113 were made for the fiscal years ended June 27, 1998, June 28, 1997, and June 29, 1996 (since plan inception), respectively.

    British Trimmings "defined contribution" type (group personal pension) plan was established in July 1995, pursuant to the United Kingdom's Inland Revenue codes and covers substantially all UK employees (excluding Simplicity). British Trimmings matches each employee's contribution up to a maximum of 3% of each employee's compensation. Aggregate contributions by British Trimmings of (pound)68,869 ($113,902), (pound)50,678 ($82,144), and (pound)34,362 35

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($53,402) were made for the fiscal years ended June 27, 1998, June 28, 1997, and June 29, 1996 (since plan inception), respectively.

    Simplicity has two defined contribution retirement plans, which cover substantially all full-time domestic employees, and maintains various other retirement plans covering employees in its foreign subsidiaries, including a defined benefit plan for employees located in the UK.

    The projected pension benefit obligation for Simplicity's UK Plan is determined using the projected unit value method, an average discount rate of 7% and the average long-term compensation increase of 5%. The unrecognized transition liability is being amortized over 15 years. The average expected rate of return on plan assets is 9%. A summary of this plan is shown as of June 27, 1998:


Actuarial present value of accumulated obligation,
    including vested benefits                                    $   5,752,000
                                                                 -------------
Plan assets                                                      $   6,139,000
Actuarial present value of projected benefit obligations             5,752,000
                                                                 -------------
Surplus of plan assets                                                 387,000
Unrecognized net gain                                                  144,000
Unrecognized prior service costs                                        21,000
Remaining unrecognized net assets                                     (292,000)
                                                                 -------------
Prepaid pension benefits                                         $     260,000
                                                                 ==============

Simplicity also has a non-qualified defined contribution Supplemental Executive Retirement Plan for certain key employees. Benefits earned under this plan are generally determined as a percentage of each participant's annual salary. Simplicity does not fund this plan, however, the present value of the related liability of $971,627, has been included in other non-current assets as of June 27, 1998.

-------------------------------------------------------------------------------

8. Commitments and Contingencies

    Royalties - The Company has entered into agreements with several designers requiring royalty payments, which are accrued currently based on sales of specific product styles. Royalty expenses were $96,882, $187,052, and $195,840, for fiscal years ended June 27, 1998, June 28, 1997, and June 29, 1996, respectively.

    Litigation - The Company is routinely involved in various disputes and legal actions related to its business operations. In the opinion of management, based on the advice of the Company's legal counsel, the ultimate resolution of these actions will not have a material effect on the Company's financial position or future results of operations.

    Employment Contracts and Severances - The Company has employment contracts with several key employees and severance policies relating to termination of employment by the Company. Provisions have been made for the estimated severance costs, which may be incurred by the Company in connection with the acquisition of Simplicity ( See Note 10).

    Proposed Tax Adjustments - From time to time, various regulatory taxing authorities assess the Company for estimated unpaid taxes. The Company has made provisions for such taxes, which it believes may be payable. In some cases, the Company does not believe the assessments will be paid and no provisions have been recorded.

9. Capital Stock

    Capital Stock Transactions - All per share data presented in the accompanying financial statements has been restated to reflect the 3-for-2 stock splits in October 1996 and 1995. Since becoming a publicly traded company in December 1993, the Company has not paid a cash dividend. The directors periodically review the advisability of paying a cash dividend.

    Stock Repurchase Plan - In November 1997, the Board of Directors authorized the Company to repurchase up to 500,000 shares of its outstanding common stock at prices to be determined, from time to time, by the Executive Committee of the Board of Directors. In March and April 1998, the Company repurchased 173,000 shares of common stock at an average price of $8.09 for a total of $1,398,750. An additional 20,000 shares were purchased in July 1998 for $162,000.

    Stock Option Plan - In December 1993, the Company established an incentive stock option plan to issue up to 607,500 shares of the Company's common stock to certain managers and other key employees. As of June 27, 1998, the Company had outstanding options to purchase 165,725 shares of common stock. 375,275 options are available to be issued under the plan. The stock options are exercisable with respect to one-third of the total options after one year, an 36

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

additional one-third of the total options after two years, and the final one-third of the options after three years. The options expire after five years, and are subject to continued employment of the employee. A summary of the status of the Company's incentive stock option plan as of June 27, 1998, June 28, 1997, and June 29, 1996, and changes during the years ended on those dates, is presented below.

                                                     1998                     1997                           1996
                                   -------------------------------------------------------------------------------------------------
                                                      Weighted-                       Weighted-                       Weighted-
                                                      Average                         Average                         Average
                                         Shares       Exercise Price       Shares     Exercise Price      Shares      Exercise Price
                                   -------------------------------------------------------------------------------------------------
Outstanding at beginning
     of the fiscal years                 164,500          $    8.76        93,600          $ 6.67               --            --
Granted                                   21,000          $   10.30        79,500          $11.00           93,600         $6.67
Exercised                                 (1,650)         $    6.67        (8,600)         $ 6.67               --            --
Cancellations                            (18,125)         $    9.22            --              --               --            --
                                         -------                          -------                           ------
Outstanding at end
     of the fiscal year                  165,725          $    8.93       164,500          $ 8.76           93,600         $6.67
                                         =======                          =======                           ======

Options exercisable at year end           71,450          $    8.09        22,600          $ 6.67               --            --
                                         =======                          =======                           ======

In fiscal year 1997, the Company adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation". Accordingly, the Company applies APB Opinion 25 and related interpretations for its stock option plans, and does not recognize compensation cost for the stock options referred to above as the exercise price equals the market price of the stock on the grant date. If the Company had elected to recognize compensation cost based on fair value of the options granted at the grant date as prescribed by SFAS 123, net income and earnings per share would have been reduced to the proforma amounts indicated in the table below:

                                                           1998              1997               1996
                                                        -----------       -----------       -----------
Net income-as reported                                  $ 5,032,010       $ 7,027,170       $ 6,443,160
Less compensation (net of tax effect) per SFAS 123         (118,690)         (106,509)          (36,646)
                                                        -----------       -----------       -----------
Net income - as proforma                                $ 4,913,320       $ 6,920,661       $ 6,406,514
                                                        ===========       ===========       ===========
Net income per share - as reported                      $      0.68       $      0.94       $      0.86
                                                        ===========       ===========       ===========
 Net income per share - as proforma                     $      0.66       $      0.92       $      0.86
                                                        ===========       ===========       ===========
Net income per share assuming
     dilution as reported                               $      0.67       $      0.93       $      0.86
                                                        ===========       ===========       ===========
Net income per share - assuming dilution
     as proforma                                        $      0.66       $      0.92       $      0.86
                                                        ===========       ===========       ===========
 Weighted average number of shares
     outstanding                                          7,447,396         7,485,807         7,456,552
Options assumed to be exercised                              79,463           154,595            76,371
Shares assumed to be repurchased
     (79,463 shares x $6.67)/$9.39)                         (56,445)
     (89,728 shares x $6.67)/$12.89)                                          (46,430)
     (64,867 shares x $11.00)/$12.89)                                         (55,356)
     (76,371 shares x $6.67)/$9.59)                                                             (53,117)
                                                        -----------       -----------       -----------
Weighted average number of shares
    outstanding - assuming dilution                       7,470,414         7,538,616         7,479,806
                                                        ===========       ===========       ===========

    All amounts above have been adjusted to reflect the 3-for-2 stock splits issued on October 4, 1996 and October 6, 1995. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions (for options issued in years):

                                   FY 1998      FY 1997      FY 1996
                                  ---------    ---------    ---------
Expected dividend yield                None         None         None
Expected stock price volatility       37.59%       33.92%       25.51%
Risk-Free interest rate                5.81%        6.72%        6.04%
Expected life of options          3.2 years    3.2 years    3.2 years
Weighted average fair values         $ 4.36       $ 4.56       $ 2.32
     of options granted

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    Directors Stock Election Plan - In January 1997, the Company established a Stock Election Plan for Non-Employee Directors whereby non-employee directors may elect to receive their director's compensation in the Company's common stock in lieu of cash payments. The plan permits the award of up to 25,000 shares of the Company's stock in lieu of director compensation. During the fiscal years ended June 27, 1998 and June 28, 1997, 4,222 and 1,268 shares were issued in accordance with directors' elections. The compensation expense under this plan is immaterial.

-------------------------------------------------------------------------------

10.  Postretirement Benefits Other Than Pensions

    Continuing health care benefits are provided to eligible employees who retire as a member of a collective bargaining unit and have attained age 61. A 20-year minimum service requirement is also required for eligible employees retiring after December 31, 1993. Eligible employees who retire before age 65 may elect to continue health care benefits provided by health maintenance organizations or indemnity insurance programs until age 65, with the retiree paying a portion of the cost.

    Employees are eligible for the reimbursement of a defined amount as payment towards the Medicare premium upon reaching age 65, however, if they retired before age 65 they are only eligible for the medicare reimbursements if they waived continuing coverage of health care benefits from the date they retired until age 65.

The accumulated postretirement benefit obligation (APBO) as of June 27, 1998 is summarized as follows and are included in other noncurrent liabilities:

                                            1998
                                         ----------
Retirees                                 $1,138,000
Active participants, fully eligible         996,000
Other participants                          178,000
                                         ----------
Total APBO                               $2,312,000
                                         ==========

    For measurement purposes, an 8.75% annual rate of increase for medical costs was assumed and was reduced each year to an ultimate level of 5.50% by the year 2005 and thereafter. The discount rate used to determine the APBO was 7%.

    The health care cost trend rate assumption has a significant effect on the APBO and net periodic benefit costs. A 1% increase in the trend rate for health care costs regarding postretirement benefits valuation, would have increased the APBO by 0.8%.

-------------------------------------------------------------------------------

11. Business Combinations and Acquisitions

    The Claesson Company - On March 4, 1996, the Company acquired the assets of The Claesson Company. The purchase price and related acquisition costs totaled $385,962. The acquisition was accounted for in accordance with the purchase method of accounting.

    HFDC - On September 2, 1997, the Company acquired the assets of HFDC. The purchase price and related acquisition costs totalled $262,000. The acquisition was accounted for in accordance with the purchase method of accounting.

    Simplicity Pattern Company - On June 19, 1998, the Company acquired all the outstanding common stock of Simplicity Capital Corporation (Simplicity), parent company of Simplicity Pattern Co., Inc. (the operating company). The consideration paid was $33,600,000 (consisting of the cash purchase price and transaction expenses) plus the assumption of certain of Simplicity's liabilities, for a total purchase price of $54,265,000, in a transaction accounted for in accordance with the purchase method of accounting. The balance sheet effect of this transaction was recorded on June 19, 1998.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Purchase price:
Cash portion                                        $ 33,000,000
Transaction expenses (professional fees, etc.)           600,000
                                                    ------------
Total consideration                                   33,600,000
Simplicity's liabilities assumed                      20,665,000
                                                    ------------
Total purchase price                                $ 54,265,000
                                                    ------------

Allocations of purchase price:
 Current assets                                     $ 21,825,000
Property and equipment, net                            8,346,000
 Other assets                                          3,727,000
 Intangible assets                                    20,367,000
                                                    ------------
 Total purchase price                               $ 54,265,000
                                                    ------------

Purchase accounting adjustments:
 Book value of Simplicity's net
     assets prior to the acquisition                 (40,565,000)
 Discharge of subordinated notes and
     certain liabilities of Simplicity in
     connection with the acquisition
     -Subordinated notes                              70,077,000
     -Management Benefit Plan
     (net of deferred tax benefit)                     1,735,000
Write-down of Plant, Property and
     Equipment to fair market value
     net of taxes                                     (1,543,000)
Adjustments of various other assets and
     liabilities to fair market value,
     net of taxes                                        242,000
Adjustment of intangible assets for
     the amount the total consideration
     exceeds the fair market value of
     net tangible assets                               3,654,000
                                                    ------------
Total consideration                                 $ 33,600,000
                                                    ------------

    The fair value adjustments have been determined by the management of the Company based on available information, including real estate and equipment appraisal information prepared by an independent appraiser. The intangible assets consist of the value of the name brand, customer list, and goodwill of Simplicity. The intangibles are not deductible for income tax purposes and are amortized on a straight line basis over an average of 30 years.

    The Company's proforma results of operations for the fiscal year ended June 27, 1998 and June 28, 1997 (computed as if the acquisition of Simplicity had occurred as of the beginning of each period) is shown below. Proforma net income and net income per share amounts assume (a) adjustment to cost of sales resulting from higher inventory costs based on restatement of Simplicity's inventories to fair value at purchase date, (b) an increase in interest expense at 7.4% as a result of the additional borrowings, (c) an increase in amortization on intangible assets acquired, (d) adjustments to depreciation and other expenses, and (e) the resulting income tax effect computed at 37.0% of such adjustments (excluding amortization of intangibles), in connection with the payment and purchase accounting adjustments for the Simplicity acquisition.

                                1998                  1997
                           ---------------      ---------------
Net sales                  $   125,517,661      $   127,840,466
Net income                       6,966,696            9,051,395
Net income per share:
    Basic                  $          0.94      $          1.21
    Diluted                $          0.93      $          1.20


    The unaudited pro forma results are not necessarily indicative of the results that would have been attained had the acquisition occurred at the beginning of the periods noted above or of results which may occur in the future.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Foreign Operations

    The financial information of the foreign subsidiaries contained in the historical financial statements has been derived from the historical financial statements stated in the following foreign currencies and prepared in accordance with generally accepted accounting principles in the United States. The Consolidated financial statements have been translated into US dollars based on exchange rates as published in the Wall Street Journal and include additional foreign currencies as of June 27, 1998 as a result of the acquisition of Simplicity on June 19, 1998. Simplicity operations were not material for the fiscal year ended June 27, 1998 and have been excluded. The balance sheet has been translated using the exchange rate in effect on June 27,1998 ($1.6615 = (pound)1.00, $.68 = CA $1.00, $.60 = A $1.00, $.51 = NZ $1.00), June 28, 1997
($1.6645 = (pound)1.00), and June 29, 1996 ($1.5520 = (pound)1.00), respectively. The statements of operations and cash flows have been translated using the average of the month-end average rates for each quarter weighted by the income activity in British pound sterling for each quarter for the fiscal years ended June 27, 1998 ($1.6539 = (pound)1.00) June 28, 1997 ($1.6209 =
(pound)1.00), and June 29, 1996 ($1.5542 = (pound)1.00), respectively.

    The following financial information presents the assets and liabilities as of June 27, 1998 and June 28, 1997, and gains attributable to the Company's investment in British Trimmings (including Wendy Cushing Trimmings) and operations for the fiscal years ended June 27, 1998, June 28, 1997, and June 29, 1996:

                                                                  June 27,1997
                                                             -------------------------
                                               Conso          British       Simplicity               Simplicity
                                                US           Trimmings       Domestic         Foreign          Total
                                             ---------       ---------      ----------       ---------       ---------
                                                                                               (Dollars in thousands)
Selected Individual Company Assets
    and Consolidating Adjustments:
Total Assets                                 $  83,178       $  19,475       $  49,218       $   6,654
Elimination of intercompany receivable          (3,544)             --          (4,273)             --
Intercompany inventory adjustment                  (86)           (307)             --             (19)
Purchase accounting adjustments                (38,457)          1,026           2,827              --
                                             ---------       ---------       ---------       ---------       ---------
Consolidated net assets                      $  41,091       $  20,194       $  47,772       $   6,635       $ 115,692
                                             ---------       ---------       ---------       ---------       ---------
Balance sheets
     (after consolidating adjustments):
Assets                                       $  41,091       $  20,194       $  47,772       $   6,635       $ 115,692
Liabilities                                     38,396          14,399         18,81 3           1,994          73,602
                                             ---------       ---------       ---------       ---------       ---------
Subtotal                                         2,695           5,795          28,959           4,641          42,090
Intercompany receivable (payable)                 (378)            378           4,273          (4,273)
Investment in subsidiaries                      38,457          (4,857)        (33,232)           (368)
                                             ---------       ---------       ---------       ---------       ---------
Shareholders' equity                         $  40,774       $   1,316              --              --       $  42,090
                                             ---------       ---------       ---------       ---------       ---------

                                                   June 28,1997
                                             -------------------------
                                               Conso         British
                                                 US          Trimmings        Total
                                             ---------       ---------      ---------

Selected Individual Company Assets
    and Consolidating Adjustments:
Total Assets                                 $  43,931       $  20,125
Elimination of intercompany receivable          (3,391)
Intercompany inventory adjustment                  (88)           (288)
Purchase accounting adjustments                 (4,857)          1,127
                                             ---------       ---------
Consolidated net assets                      $  35,595       $  20,964      $  56,559
                                             ---------       ---------      ---------
Balance sheets
     (after consolidating adjustments):
Assets                                       $  35,595       $  20,964      $  56,559
Liabilities                                      4,225          13,966         18,191
                                             ---------       ---------      ---------
Subtotal                                        31,370           6,998         38,368
Intercompany receivable (payable)                  101            (101)
Investment in subsidiaries                       4,855          (4,855)
                                             ---------       ---------      ---------
Shareholders' equity                         $  36,326       $   2,042      $  38,368
                                             ---------       ---------      ---------

                                                               June 27, 1998                   June 28,1997
                                                     ------------------------------------------------------------------
                                                     Conso       British                 Conso    British
                                                      US        Trimmings     Total      US      Trimmings     Total
                                                     -----      ---------     -----      -----   ---------     -----
                                                                                                (Dollars in thousands)
Details of investment and equity in subsidiary:
Original investment at acquisition date                          $4,857                          $4,855
Retained earnings of subsidiary since
   acquisition date                                                 584                           1,375
Cumulative translation gain                                         732                             667
Total investment and equity in
British Trimmings                                                $6,173                          $6,897
                                                                 ------                          ------
                                                            June 29,1996
                                                    ---------------------------
                                                     Conso   British
                                                      US     Trimmings    Total
                                                     -----   ---------    -----
Details of investment and equity in subsidiary:
Original investment at acquisition date                      $4,855
Retained earnings of subsidiary since
   acquisition date                                           1,455
Cumulative translation gain                                     181
Total investment and equity in
British Trimmings                                            $6,491
                                                             ------

                                                           June 27,1998
                                                       Conso            British
                                                         US             Trimmings          Total
                                                      --------          ---------         --------
Selected Individual Company Operations and
Consolidating Adjustments:

Total net sales                                       $ 54,743            20,262

Less adjustment for intercompany sales                  (2,412)             (732)
                                                      --------          --------          --------
Consolidated net sales                                $ 52,331            19,530          $ 71,861
                                                      --------          --------          --------
Operating income                                         9,166               (69)
Elimination of intercompany transactions                     2               (19)
Purchase accounting adjustments
                                                                            (127)
Intercompany currency translation (loss) gain              (20)
                                                      --------          --------          --------
Consolidated operating  income                        $  9,148          $   (215)         $  8,933
                                                      --------          --------          --------
Operations (after consolidating adjustments):
Net sales                                             $ 52,331          $ 19,530          $ 71,861
Cost of sales                                           32,095            14,497            46,592
                                                      --------          --------          --------
Gross margin                                            20,236             5,033            25,269
Selling, general and administrative
       expenses                                         11,088             5,248            16,336
                                                      --------          --------          --------
Operating income                                         9,148              (215)            8,933
Interest (income) expense, net                            (343)              952               609
                                                      --------          --------          --------
Income (loss) before taxes                               9,491            (1,167)            8,324
Income taxes, net                                        3,668              (376)            3,292
                                                      --------          --------          --------
Net income (loss)                                     $  5,823              (791)         $  5,032
                                                      --------          --------          --------

                                                            June 28,1997
                                                       Conso           British
                                                        US             Trimmings            Total
                                                      --------         ---------          --------
                                                                       (Dollars in thousands)
Selected Individual Company Operations and
Consolidating Adjustments:

Total net sales                                       $ 54,873          $ 20,978

Less adjustment for intercompany sales                  (1,813)             (590)
                                                      --------          --------          --------
Consolidated net sales                                $ 53,060          $ 20,388          $ 73,448
                                                      --------          --------          --------
Operating income                                        10,782               660
Elimination of intercompany transactions                    71                70
Purchase accounting adjustments
                                                                            (128)
Intercompany currency translation (loss) gain               63
                                                      --------          --------          --------
Consolidated operating  income                        $ 10,916          $    602          $ 11,518
                                                      --------          --------          --------
Operations (after consolidating adjustments):
Net sales                                             $ 53,060          $ 20,387          $ 73,447
Cost of sales                                           31,414            14,210            45,624
                                                      --------          --------          --------
Gross margin                                            21,646             6,177            27,823
Selling, general and administrative
       expenses                                         10,730             5,575            16,305
                                                      --------          --------          --------
Operating income                                        10,916               602            11,518
Interest (income) expense, net                            (201)              699               498
                                                      --------          --------          --------
Income (loss) before taxes                              11,117               (97)           11,020
Income taxes, net                                        4,010               (17)            3,993
                                                      --------          --------          --------
Net income (loss)                                     $  7,107          $    (80)         $  7,027
                                                      --------          --------          --------

                                                                  June 29,1996
                                                             Conso           British
                                                               US            Trimmings          Total
                                                           --------          ---------         --------
Selected Individual Company Operations and
Consolidating Adjustments:

Total net sales                                              52,757          $ 20,047

Less adjustment for intercompany sales                       (1,632)             (458)
                                                           --------          --------          --------
Consolidated net sales                                     $ 51,125          $ 19,589          $ 70,714
                                                           --------          --------          --------
Operating income                                              9,047               965
Elimination of intercompany transactions                        (49)               17
Purchase accounting adjustments
                                                                                 (128)
Intercompany currency translation (loss) gain                    20
                                                           --------          --------          --------
Consolidated operating  income                             $  9,018          $    854          $  9,872
                                                           --------          --------          --------
Operations (after consolidating adjustments):
Net sales                                                  $ 51,125          $ 19,589          $ 70,714
Cost of sales                                                31,501            13,781            45,282
                                                           --------          --------          --------
Gross margin                                                 19,624             5,808            25,432
Selling, general and administrative
       expenses                                              10,606             4,954            15,560
                                                           --------          --------          --------
Operating income                                              9,018               854             9,872
Interest (income) expense, net                                  106               647               753
                                                           --------          --------          --------
Income (loss) before taxes                                    8,912               207             9,119
Income taxes, net                                             2,917              (241)            2,676
                                                           --------          --------          --------
Net income (loss)                                          $  5,995          $    448          $  6,443
                                                           --------          --------          --------

    In addition to the operations of British Trimmings, US exports (by Conso US) constituted additional foreign sales of $4.6 million, $4.5 million, and $3.3 million, for the fiscal years ended June 27, 1998, June 28, 1997, and June 29, 1996, respectively. The following table sets forth consolidated sales by region:

                            June 27, 1998    June 28, 1997   June 26, 1996
                            -------------    -------------   -------------
                                       (Dollars in thousands)
US                             $47,818         $48,739         $48,006
UK                              15,523          16,253          16,113
Other countries                  8,520           8,455           6,595
                               -------         -------         -------
Total                          $71,861         $73,447         $70,714
                               -------         -------         -------

Note 13. Related Party Transaction

    On July 1, 1998, the Company purchased real property owned jointly by Mr. Findlay and Ms. Findlay for use as a conference center in exchange for shares of the Company's Common Stock. The Company issued 78,788 shares of Common Stock to Mr. Findlay and Ms. Findlay jointly as consideration for the acquisition of the real property. Such consideration was based upon a closing price of the Common Stock of $8.25 on July 1, 1998 and a value of $650,000 (the Findlays' cost basis) for the real property.
                                     41

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Conso Products Company

    We have audited the accompanying consolidated balance sheets of Conso Products Company and its subsidiaries ("the Company") as of June 27, 1998 and June 28, 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for the fiscal years ended June 27, 1998, June 28, 1997, and June 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of British Trimmings Limited, a consolidated subsidiary, for the years ended June 28, 1997 and June 29, 1996, which statements reflect total assets constituting 37% of consolidated total assets at June 28, 1997, and total revenues constituting 28% of consolidated total revenues for the fiscal years ended June 28, 1997, and June 29, 1996. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the 1997 and 1996 amounts included for British Trimmings Limited is based solely on the report of such other auditors.

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

    In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Conso Products Company and its subsidiaries as of June 27, 1998 and June 28, 1997, and the results of their operations and their cash flows for the fiscal years ended June 27, 1998, June 28, 1997, and June 29, 1996, in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP

   Deloitte & Touche LLP
Greenville, South Carolina
       September 4, 1998

                             SELECTED FINANCIAL DATA

                                                      1998(a)             1997(a)             1996(a)
                                                   -------------       -------------       -------------
Summary of Operations (in thousands):
  Net sales                                        $      71,861       $      73,447       $      70,714
  Gross margin                                            25,269              27,823              25,432
  Operating income                                         8,933              11,518               9,872
  Income before income taxes                               8,324              11,020               9,119
  Income taxes                                             3,292               3,993               2,676
  Net income                                       $       5,032       $       7,027       $       6,443
                                                   -------------       -------------       -------------
Average Common Stock Outstanding
  (in thousands)(m)                                        7,447               7,486               7,457
                                                   -------------       -------------       -------------
Per Share of Common Stock: (m)
  Net income                                       $         .68       $         .94       $         .86
  Shareholders' equity (f)                                  5.65                5.13                4.13
                                                   -------------       -------------       -------------
Common stock price range (g)(m):
     High                                          $       14.75       $       16.25       $       13.17
     Low                                                    7.25               10.17                5.78
    Price at fiscal year end                                8.25               13.70               10.83
                                                   -------------       -------------       -------------
Statistical Data:
  Gross margin to net sales                                 35.2%               37.9%               36.0%
  Operating income to net sales                             12.4%               15.7%               14.0%
  Net income to net sales                                    7.0%                9.6%                9.1%
  Net income to average shareholders' equity                12.5%               20.2%               23.6%
  Operating return on assets employed (h)                   12.8%               22.2%               21.6%
  Inventory turnover (i)                                     1.8                 2.0                 2.3
  Accounts receivable turnover (j)                           5.3                 6.3                 6.5
  Net sales divided by average assets                        1.0                 1.4                 1.5
  Current ratio                                              2.4                 2.2                 2.4
  Long term debt to equity ratio                             1.0                   -                  .1
  Total liabilities to equity ratio                          1.7                  .5                  .5
  Capital expenditures (in thousands)              $       1,558(k)    $       1,965(k)    $       1,811(k)
  Depreciation and amortization (in thousands)     $       2,283       $       1,843       $       1,751
  EBITDA (in thousands) (l)                        $      11,216       $      13,361       $      11,623
  Approximate number of shareholders                       1,800               1,300               1,200
  Number of employees and associates at year end           1,378               1,569               1,446
                                                   -------------       -------------       -------------
Selected Balance Sheet Data (in thousands):
  Working capital                                  $      34,997              20,973       $      19,461
  Property:
     Cost                                                 40,360              25,049              18,966
     Accumulated depreciation                            (10,599)             (8,486)             (6,592)
     Net                                                  29,761              16,563              12,374
  Total assets                                           115,692              56,559              47,278
  Long-term debt                                          42,508                   0               2,108
  Total liabilities                                       73,602              18,191              16,499
  Shareholders' equity (f)                                42,090              38,368              30,778
                                                   -------------       -------------       -------------

(a) Fiscal years 1993 and thereafter are presented on a 52 or 53 week basis with the closing on the Saturday nearest to June 30th, and include British Trimmings since its acquisition in December 1993. Fiscal year 1998 selected balance sheet data includes Simplicity. Since Simplicity was acquired in late June 1998, Simplicity operations were not material and are excluded from the income statement items.

(b) 1992 and prior years were on a calendar year basis and are presented as an average for each of the two years combined, as indicated.

(c) Proforma US income taxes computed at a combined federal and state tax rate of 37%. Prior to December 18, 1993, the Company was treated as an S Corporation for income tax purposes.

(d) 1995 net income includes $913,000 or 13 cents per share for a one-time carry forward of SC Jobs Tax Credits.

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

SELECTED FINANCIAL DATA

                                                                Average (b)           Average (b)            Average (b)
1995(a)                 1994(a)              1993(a)             1992/1991             1990/1989              1988/1987
                                                               ---------------       ---------------       --------------------
      $ 59,621            $ 41,559             $ 26,045              $ 22,371              $ 21,746               $ 16,328
        20,736              13,215                8,246                 7,135                 6,728                  4,659
         7,696               5,102                2,805                 2,340                 2,184                  1,233
         6,826               4,414                1,926                 1,408                 1,039                    533
         1,287(d)            1,638                  713(c)                521(c)                384(c)                 197(c)
      $  5,539(d)         $  2,776             $  1,213              $    887              $    655               $    336
      --------            --------             --------              --------              --------               --------
         7,425               6,159                4,787                 4,623(e)              4,280(e)               4,105(e)
      --------            --------             --------              --------              --------               --------
      $    .75(d)         $    .45           $      .25 (c)        $      .19 (c)        $      .16 (c)          $     .09 (c)
          3.25                2.99                  .84                   .67                   .45                    .28
      --------            --------             --------              --------              --------               --------
      $   7.00            $   7.11
          5.22                5.00
          6.22                6.11
      --------            --------             --------              --------              --------               --------
          34.8%               31.8%                31.7%                 31.9%                 31.0%                  28.6%
          12.9%               12.3%                10.8%                 10.5%                 10.1%                   7.5%
           9.3%(d)             6.7%                 4.7%                  3.9%                  3.1%                   2.1%
          26.0%(d)            24.8%                31.3%                 31.7%                 36.8%                  37.7%
          18.8%               17.6%                18.8%                 17.3%                 16.5%                  13.5%
           2.2                 2.5                  2.4                   2.3                   2.6                    3.2
           6.3                 6.0                  7.0                   7.1                   7.8                    8.4
           1.5                 1.7                  1.7                   1.7                   1.7                    1.9
           1.9                 1.9                  1.5                   1.8                   1.6                    1.3
            .1                  .2                  1.0                   1.6                   2.8                    3.6
            .8                  .9                  3.2                   3.5                   5.9                    8.0
     $   2,678          $    1,891(k)        $    1,408            $      830            $      383             $      628
     $   1,519          $    1,010           $      762            $      724            $      708             $      390
     $   9,215          $    6,111           $    3,567            $    1,614            $    1,346             $    1,413
         1,100               1,000                    1                     1                     2                      4
         1,472               1,177                  654                   577                   593                    413
      --------            --------             --------              --------              --------               --------
     $  14,470           $  11,944           $    4,099            $    4,126            $    2,999             $    1,150

        17,242              14,637                7,309                 6,375                 5,305                  3,958
        (5,799)             (4,518)              (3,556)               (2,849)               (1,576)                  (507)
        11,443              10,119                3,753                 3,518                 3,730                  3,451
        43,699              35,326               16,778                13,752                13,079                 10,081
         2,598               3,127                3,930                 4,686                 5,334                  3,980
        19,575              16,924               12,777                10,659                11,142                  8,926
        24,124              18,402                4,001                 3,093                 1,937                  1,155
      --------            --------             --------              --------              --------               --------

(g) Common stock was not publicly traded prior to December 15, 1993. (h) Pre-tax income before interest expense divided by average of month-end total assets. (i) Cost of goods sold divided by average of month-end total inventories.

(j)  Net sales divided by average of month-end receivables.

(k) Excludes the purchase of British Trimmings' assets, the Leek, England building, the Conso/Graver Canada assets, and Wendy Cushing Ltd. In 1994, the purchase of the London production facility and the Claesson assets in 1996, the new Conso US warehouse and dyehouse facilities begun in 1997 and the purchase of HFDC's assets and Simplicity's assets in 1998.

(l) Represents earnings before deductions for interest, income taxes, depreciation and amortization ("EBITDA"), a non-GAAP (generally accepted accounting principles) measurement. EBITDA is not intended to represent cash flow from operations as defined by GAAP, and should not be considered as an alternative to net income as an indicator of operating performance or to cash flows (determined in accordance with GAAP) as a measure of liquidity. This calculation may not be comparable to other similarly titled measures reported by other companies.

(m) Per share amounts and stock prices have been restated to reflect the 3-for-2 stock splits in October 1995 and 1996 effected in the form of 50% share dividends.

STOCK PRICE AND SHAREHOLDERS INFORMATION

The Company's common stock is traded on the Nasdaq National Market under the symbol CNSO. The following table presents the high and the low sales prices of the common stock reported on the Nasdaq National Market for each quarter in the fiscal years ended June 27, 1998, June 28, 1997, and June 29, 1996, and adjusted for the stock splits described in note (a) above. The price earnings ratio (P/E) has been calculated on annualized earnings per share by using trailing four quarters earnings and the average of the high and low stock prices for the quarter.

                                1998                               1997                               1996
                     High       Low        P/E          High       Low        P/E          High       Low          P/E
                     ---------------------------        ---------------------------        -----------------------------
First Quarter        $ 14.75   $   9.75    14.50        $ 13.33    $ 10.00    12.77        $  7.67    $  5.78       8.24
Second Quarter       $ 11.13   $   7.25    12.41        $ 14.50    $ 12.25    13.70        $ 12.67    $  7.11      11.42
Third Quarter        $  8.50   $   7.38    12.80        $ 15.50    $ 12.25    13.56        $ 13.17    $  9.92      14.86
Fourth Quarter       $ 11.00   $   8.00    14.12        $ 16.25    $ 11.50    14.78        $ 12.00    $ 10.33      12.92

Approximate number of shareholders of record on September 9, 1998: 147