Form 10-K, Exhibit 13
period 1999-07-03
CONSO INTERNATIONAL CORP
filed 1999-10-01
CIK 914448

                                                                      EXHIBIT 13

Portions of Conso International Corporation's 1999 Annual Report to Shareholders Incorporated by Reference into Annual Report on Form 10-K for the Fiscal Year Ended July 3, 1999

Consolidated Balance Sheets

July 3, 1999 and June 27, 1998

ASSETS (Note 3)

 Current Assets                                                   1999                 1998

 Cash                                                        $   1,671,000       $   2,333,000

 Accounts receivable, net of allowances for bad debts
 and customer deductions of $1,190,000 and $1,352,000
 in 1999 and 1998, respectively (Note 1)                        22,009,000          22,755,000

 Inventories (Notes 1 and 2)                                    30,657,000          30,358,000

 Deferred income taxes (Note 6)                                  1,947,000           1,397,000

 Prepaid expenses and other                                      2,689,000           3,781,000

 Total current assets                                           58,973,000          60,624,000

 Noncurrent Assets

 Property and Equipment (Notes 1 and 3)

     Land and improvements                                       1,539,000           1,455,000

     Buildings and improvements                                 17,338,000          15,114,000

     Machinery and equipment                                    26,996,000          23,791,000

     Total                                                      45,873,000          40,360,000

     Accumulated depreciation                                  (13,788,000)        (10,599,000)

     Total property and equipment, net                          32,085,000          29,761,000

 Intangible assets, net (Notes 1 and 11)                        20,740,000          20,367,000

 Deferred Income Taxes (Note 6)                                  1,032,000           3,272,000

 Other noncurrent assets                                           549,000           1,668,000

 Total Assets                                                $ 113,379,000       $ 115,692,000

LIABILITIES AND SHAREHOLDERS' EQUITY

 Current Liabilities                                              1999                 1998

 Short-term borrowings (Note 3)                              $     385,000       $     558,000

 Current maturities of long-term debt (Note 3)                   2,000,000           2,104,000

 Trade accounts payable                                          5,314,000           7,562,000

 Accrued liabilities (Note 5)                                   13,088,000          15,402,000

 Total current liabilities                                      20,787,000          25,626,000

 Noncurrent Liabilities

 Long-term debt (Note 3)                                        39,908,000          42,508,000

 Deferred income taxes (Note 6)                                    244,000             484,000

 Other noncurrent liabilities                                    4,638,000           4,984,000

 Total noncurrent liabilities                                   44,790,000          47,976,000

 Commitments and contingencies (Notes 4, 7, 8)                          --                  --

 Shareholders' Equity (Notes 9 and 13)

 Preferred stock (no par, 10,000,000 shares authorized;
 no shares issued)                                                      --                  --

 Common stock (no par, 50,000,000 shares authorized;
 7,334,000 and 7,324,000 shares issued and outstanding
 in 1999 and 1998, respectively)                                16,596,000          16,245,000

 Retained earnings                                              30,728,000          25,134,000

 Accumulated other comprehensive income                            478,000             711,000

 Total shareholders' equity                                     47,802,000          42,090,000

 Total Liabilities and Shareholders' Equity                  $ 113,379,000       $ 115,692,000




See notes to consolidated financial statements.

Consolidated Statements of Operations

For the fiscal years ended July 3, 1999, June 27, 1998, and June 28, 1997

                                                1999                 1998              1997

Net Sales                                   $ 119,660,000       $ 71,861,000       $ 73,447,000

Cost of goods sold                             72,377,000         46,591,000         45,624,000

Gross Margin                                   47,283,000         25,270,000         27,823,000

Selling, general and administrative
    expenses:

    Distribution expense                        9,396,000          3,300,000          3,159,000

    Selling expense                            11,415,000          8,293,000          8,760,000

    General and administrative expense         12,549,000          4,717,000          4,535,000

Currency exchange loss (gain) (Note 1)             84,000             27,000            (63,000)

Gain on disposal of facility                           --                 --            (86,000)

Intangible amortization                           715,000                 --                 --

Total                                          34,159,000         16,337,000         16,305,000

Income from operations                         13,124,000          8,933,000         11,518,000

Interest expense (income):

    Interest expense (Note 3)                   3,167,000            724,000            655,000

    Interest income                              (263,000)          (115,000)          (157,000)

Total interest expense, net                     2,904,000            609,000            498,000

Income before income taxes                     10,220,000          8,324,000         11,020,000

Income taxes (Note 6)                           4,458,000          3,292,000          3,993,000

Net Income                                  $   5,762,000       $  5,032,000       $  7,027,000

Net income per share (Notes 1 and 9)

    Basic                                   $        0.78       $       0.68       $       0.94

    Diluted                                 $        0.78       $       0.67       $       0.93

Weighted average number of shares
    outstanding (Note 9)

    Basic                                       7,349,000          7,447,000          7,486,000

    Diluted                                     7,349,000          7,470,000          7,539,000

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

For the fiscal years ended July 3, 1999, June 27, 1998, and June 28, 1997

                                                                                     Accumulated
                                       Common          Common                           Other
                                       Stock           Stock         Retained       Comprehensive                    Comprehensive
                                    Shares Issued      Amount        Earnings           Income            Total         Income

Balance June 29, 1996                7,481,672     $ 16,896,000   $ 13,701,000       $   181,000       $30,778,000

Stock options exercised                  8,600           57,000                                             57,000

Shares issued for directors fees         1,268           16,000                                             16,000

Net income                                                           7,027,000                           7,027,000   $  7,027,000

Foreign currency translation
adjustment                                                                               489,000           489,000   $    489,000

Balance June 28, 1997                7,491,540     $ 16,969,000   $ 20,728,000       $   670,000       $38,367,000

Comprehensive income for year
ended June 28, 1997                                                                                                  $  7,516,000

Stock repurchases                     (173,000)    $   (772,000)  $   (626,000)                        $(1,398,000)

Stock options exercised                  1,650           11,000                                             11,000

Shares issued for directors fees         4,222           37,000                                             37,000

Net income                                                           5,032,000                           5,032,000   $  5,032,000

Foreign currency translation
adjustment                                                                                41,000            41,000   $     41,000

Balance June 27, 1998                7,324,412     $ 16,245,000   $ 25,134,000       $   711,000       $42,090,000

Comprehensive income for year
ended June 27, 1998                                                                                                  $  5,073,000

Stock repurchases                      (75,000)    $   (335,000)      (168,000)                        $  (503,000)

Shares issued for directors fees         5,977           36,000                                             36,000

Shares issued for conference center     78,788          650,000                                            650,000

Net income                                                           5,762,000                           5,762,000   $  5,762,000

Foreign currency translation
adjustment                                                                              (233,000)         (233,000)  $   (233,000)

Balance July 3, 1999                 7,334,177     $ 16,596,000   $ 30,728,000       $   478,000       $47,802,000

Comprehensive income for year
ended July 3, 1999                                                                                                   $  5,529,000

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the fiscal years ended July 3, 1999, June 27, 1998, and June 28, 1997


 Operating Activities                                             1999               1998              1997
 Net Income                                                    $ 5,762,000       $  5,032,000       $ 7,027,000

 Adjustments to reconcile net income to
 net cash provided by operating activities:

     Depreciation                                                3,278,000          2,224,000         1,760,000

     Amortization of intangibles                                   716,000             59,000            84,000

     Deferred tax (benefit) expense                              1,457,000            241,000          (132,000)

     Currency transaction loss                                     (77,000)           (17,000)          (63,000)

 Change in assets and liabilities excluding effects of businesses acquired:

     Accounts receivable                                           670,000           (698,000)            9,000

     Inventories                                                  (652,000)           434,000        (4,702,000)

     Prepaid expenses and other                                  1,251,000           (234,000)          543,000

     Trade accounts payable                                     (2,203,000)          (915,000)          636,000

     Accrued liabilities                                        (2,904,000)         1,092,000            53,000

 Net cash provided by operating activities                       7,298,000          7,218,000         5,215,000

 Investing Activities

 Redemption of certificates of deposit                           1,350,000                 --                --

 Construction of new warehouse and dyehouse                     (1,493,000)        (5,427,000)       (3,741,000)

 Purchase of digital catalog design equipment                     (997,000)                --                --

 Purchases of other property and improvements                      (93,000)                --          (400,000)

 Purchases of equipment                                         (2,590,000)        (1,558,000)       (1,566,000)

 Sale of plant and equipment                                            --             81,000           323,000

 Payments for businesses, net of cash acquired                  (1,228,000)       (31,634,000)          (85,000)

 Net cash used in investing activities                          (5,051,000)       (38,538,000)       (5,469,000)

 Financing Activities

 Net borrowings (repayments) under

 line of credit arrangements                                      (259,000)        14,641,000         2,886,000

 Borrowings of long-term debt                                           --         20,000,000                --

 Principal payments on long-term debt                           (2,183,000)          (104,000)       (2,336,000)

 Payment of capitalized loan origination costs                          --            (22,000)               --

 Principal payments under capital lease obligations                     --                 --           (70,000)

 Proceeds from issuance of common stock, net of expenses            36,000             47,000
                                                                                                         74,000
 Repurchase of common stock                                       (503,000)        (1,399,000)               --

 Net cash provided by (used in) financing activities            (2,909,000)        33,163,000           554,000

 Increase (decrease) in cash                                      (662,000)         1,843,000           300,000

 Cash at beginning of year                                       2,333,000            490,000           190,000

 Cash at end of year                                           $ 1,671,000       $  2,333,000       $   490,000

 Noncash Investing and Financing Activities                        1999              1998               1997

 Conference center purchased with common stock                 $   650,000                 --                --


 Supplemental Cash Flow Information                                1999              1998               1997

 Interest paid (net of capitalized interest)                   $ 3,080,000       $    474,000       $   488,000

 Income taxes paid                                             $ 3,877,000       $  2,574,000       $ 3,966,000


See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
For the Fiscal Years Ended July 3, 1999, June 27, 1998, and June 28, 1997

1. Organization and Summary of Significant Accounting Policies

Organization and Operations

         Conso International Corporation (the "Company") is headquartered in Union, South Carolina. The three main operating divisions are Conso Products Company (Conso US), Simplicity Pattern Co., Inc., (Simplicity) and British Trimmings Limited (BT). In addition, the Company operates production facilities in Juarez, Mexico and Coimbatore, India.

         Conso US has two production plants, a dyehouse facility and a distribution facility in Union, South Carolina; showrooms are located in New York City, Miami, and Hickory, North Carolina. Sales representatives are located in certain major cities in the United States and the United Kingdom. Conso US also employs an international sales force and has sales representatives located throughout the world. Independent sales agents sell some products.

         British Trimmings Limited, a wholly-owned English company, is headquartered in Stockport (England) and has a production and dyehouse facility and a separate printing operation in Leek (England) and a hand-assembly and production operation and showroom in London.

         Both BT and Conso US manufacture and sell decorative cord and narrow trimmings, hand-assembled tasseled accessories and sewing supplies. Conso US also manufactures resin products and markets other decorative window accoutrements and home furnishing accessories.

         Simplicity is one of the leading producers of patterns and instructional publications for the home sewing industry. Simplicity's main design office is located in New York City. Its production facility is in Niles, Michigan. It has subsidiaries with distribution operations in Sydney (Australia), Auckland (New Zealand), Toronto (Canada), Mexico City (Mexico), and Blantyre (Scotland). Simplicity also has a design studio in London (England). Sales personnel service retail customers throughout the US and in its foreign markets.

Consolidation

         The financial statements include the accounts of the Company and its wholly-owned subsidiaries: British Trimmings Limited and its subsidiaries (all operating within the United Kingdom), India Trimmings (Private) Limited, which operates in Coimbatore, India, Simplicity Capital Corporation and its subsidiaries, and Conso's majority-owned subsidiary, Val-Mex, S.A. de C.V., which operates in Juarez, Mexico. Because the acquisition of Simplicity Capital Corporation occurred on June 19, 1998, the results of operations of Simplicity are not included prior to the 1999 fiscal year. The consolidated balance sheet for Simplicity is included in both fiscal 1998 and 1999.

         The results of operations are presented on a 52 or 53 week basis with the closing on the Saturday nearest to June 30th. Fiscal 1999 has 53 weeks of operations, while fiscal years 1997 and 1998 included 52 weeks of operations.

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

         From time to time, the US parent company loans or is loaned amounts to/from its foreign subsidiaries. Translation gains or losses on such amounts due to or from foreign subsidiaries and all exchange gains and losses on realized foreign currency transactions are included in the consolidated results of operations. The Company has not entered into any foreign exchange transactions or any other agreements to manage the risk of foreign exchange rate fluctuations except to the extent it is able to borrow funds in British pounds sterling. The Company does not speculate in foreign currencies.

Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions (e.g. allowance for bad debts, valuation allowance on deferred tax assets, inventory reserves, and reserve for pattern discards) that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

         The carrying amount of cash, accounts receivable, current liabilities and long-term debt approximates their respective fair values based on current indexes and interest rates. The fair value of the interest rate swap is approximately $424,000 greater than the carrying value based on interest rates as of July 2, 1999.

Inventories

         Inventories of products (excluding patterns) are stated at the lower of first-in first-out cost, or market. Cost includes materials, direct production labor and production-related overhead costs. Inventories of patterns are generally stated at average cost, not in excess of market value.

Pattern Discards

         Retailers' stocks of patterns are kept up-to-date with current fashions by the periodic issuance of new patterns embodying new styles. When patterns are discontinued (i.e. discarded), credits are issued to retail customers for their stock on hand. Accordingly, the balance in the Reserve for Pattern Discards reflects the estimated dollar value of discontinued patterns for which credit will be issued to the open account against future purchases by those retail customers and is included in other accrued liabilities.

Property and Equipment

         Property and equipment are stated at cost less accumulated depreciation, and depreciation is provided on a straight-line basis over the estimated useful lives of the related assets as follows:

Buildings                      25-40 years

Buildings improvements         10-40 years

Leasehold improvements       Term of lease

Machinery and equipment         7-10 years

Mobile and computer equipment    3-5 years

         Maintenance and repair costs are charged to expense as incurred; costs of additions and betterments are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

Loan Costs

         The costs incurred to obtain loans and credit lines have been deferred and are being amortized over the term of the loan on a straight-line basis, which is not materially different from the interest method.

Long-Lived Assets

         The Company, in accordance with Statement of Financial Accounting Standards (SFAS) 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," has determined that no impairment loss need be recognized for applicable assets for fiscal 1999, 1998, or 1997.

Advertising Costs

         The Company's policy is to expense advertising costs upon initial publication of advertisements. Advertising costs for the fiscal years ended July 3, 1999, June 27, 1998, and June 28, 1997, were $269,000, $329,000, and
$363,000, respectively.

Intangible Assets

         Intangible assets are stated at cost less accumulated amortization of $715,000. Gross intangible assets are comprised of $15,000,000 for the Simplicity trade mark and $6,455,000 for Goodwill.

         The Company evaluates the recoverability of intangible assets using the undiscounted cash flow projections for the appropriate entity to which the intangible relates. Intangible asset balances are being amortized on a straight-line basis over periods ranging from 15 to 35 years.

Revenue Recognition

         Revenue is recognized at the time of shipment of the Company's products to its customers, except for certain pattern shipments. The initial base stock of patterns is shipped to most retail customers under a deferred payment arrangement whereby revenue is recognized upon the shipment of reordered patterns. Some patterns are sold on a commission basis with revenue recognized by the Company at the time of sale of the patterns by the retail customer. Return of products and other discounts and allowances are netted against sales.

Income Taxes

         The Company provides deferred income tax assets and liabilities for the expected future tax consequences of differences in the financial reporting basis and income tax basis of certain assets and liabilities.

         Undistributed earnings of subsidiaries located outside the US may or may not be included in the taxable income reported in the US, depending upon the Company's expectations for remitting such earnings to the parent company. Currently, the Company has no plans to repatriate these earnings.

Retirement Plans

         The Company has defined contribution plans covering substantially all full-time US employees, a defined contribution plan covering BT personnel, defined benefit plans covering Simplicity foreign employees, non-qualified defined contribution plans for key officers and employees, and a stock purchase plan available to all employees after a certain period of employment.

Postretirement Benefits
Other Than Pensions

         The Company provides health care benefits for certain eligible active and retired domestic employees. Some of these plans are covered under collective bargaining agreements with unions and are unfunded. Part of the costs for the health care benefits are paid by the employees. The Company accounts for the retirement benefits in accordance with SFAS 106, "Employers' Accounting for Postretirement Benefits other than Pensions."

Earnings Per Share

         The Company calculates earnings per share in accordance with SFAS 128, "Earnings Per Share." The calculation of basic earnings per share excludes any dilutive effects of options, warrants, or convertible securities, while diluted earnings share includes these effects.

Other Accounting Pronouncements

         In June 1997, the FASB issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information, "which was effective for the Company for this fiscal year. SFAS 131 redefines how operating segments are determined and requires disclosure of certain financial and descriptive information about a company's operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision-maker to allocate resources and assess performance. For the Company, the operating segments are Conso US, Simplicity, and BT. Segment reporting is found at Note 12.

         In 1998, the FASB issued SFAS 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits." SFAS 132 revises disclosures about pension and other postretirement benefit plans, but it does not change the measurement or recognition of those plans. SFAS 132 was effective for the Company for the fiscal year beginning June 28, 1998.

         In March 1998, the AICPA issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1), which gives guidance on accounting for the costs of computer software developed or purchased for internal use. SOP 98-1 requires external and internal direct costs of developing or obtaining internal use software to be capitalized as an asset and also requires training costs and research and development costs to be expensed. The Company does not expect the adoption of this standard to have a material impact on the Company's financial position or operations.

         In April 1998, the AICPA issued Statement of Position 98-5, "Reporting the Costs of Start-Up Activities" (SOP 98-5). SOP 98-5 is effective for fiscal years beginning after January 1, 1999, and requires that start-up/organizational costs capitalized prior to this point be written off and that future costs be expensed as incurred. The Company will adopt this standard in fiscal 2000. At July 3, 1999, the Company has approximately $150,000 of unamortized organizational costs which will be expensed upon adoption of this standard.

         In June 1998, the FASB issued Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires companies to record derivatives on the balance sheet as assets or liabilities, and measure the fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. This standard will be effective for fiscal 2001 and the Company has not determined the extent of the impact of the implementation of this standard on the financial statements.

Reclassifications

         Certain balances in prior years have been reclassified to conform with the presentation adopted in the current fiscal year.

2. Inventories


                                         July 3, 1999       June 27, 1998
Raw materials                            $  9,034,000       $  8,152,000

Work-in-progress                            5,131,000          5,178,000

Finished goods                             17,973,000         18,163,000

Reserves                                   (1,481,000)        (1,135,000)

Total                                    $ 30,657,000       $ 30,358,000


3. Notes Payable and Long-Term Debt

The balances owed under the long-term agreements are as follows:


                          July 3, 1999     June 27, 1998
Fixed-rate term loan      $18,000,000      $20,000,000

Revolving bank loan        23,908,000       24,508,000

European Coal &
Steel Community
(ECSC) loan                      --            104,000

Total                      41,908,000       44,612,000

Less current portion        2,000,000        2,104,000

Total long-term debt      $39,908,000      $42,508,000


         In June 1998, in conjunction with the acquisition of Simplicity (Note
11), the Company renegotiated its loan agreement. Under the new agreement, the Company obtained a $20,000,000 term loan repayable quarterly on a ten-year amortization basis beginning October 1, 1998, with a fixed annual interest rate of 7.40% and a $10,000,000 balloon payment due at the end of five years.

         In November 1998, the Company converted its fixed rate on its term loan with a bank (at 7.4%) to a floating rate at 90-day LIBOR plus 1.45% (or 6.77% at July 3, 1999). Concurrently, the Company entered into a $19.5 million interest rate swap with the bank for a 5-year term that effectively fixes the Company's interest rate on the term loan at 6.75%. The interest rate swap accomplishes this rate reduction while avoiding the costs of refinancing the term loan. The interest rate swap includes a "mark-to-market" provision should the Company elect to terminate the swap prior to maturity. Under this provision, the Company could realize a gain or a loss depending on the interest rate conditions at the time the swap is terminated. As of July 2, 1999, the mark-to-market provision was valued at approximately $424,000.

         Also in June 1998, the Company's revolving loan was increased from $15,000,000 to $30,000,000 including advances of up to (pound)7,000,000 (or
$11,190,000 at the July 3, 1999 exchange rate). This revolving loan expires on December 1, 2000, unless renewed by mutual agreement. Therefore, this revolving loan is reported as long-term debt.

         In addition, in June 1998, the bank committed $3,000,000, which the Company may use for letters of credit. At July 3, 1999, the Company has $2,000,000 of letters of credit outstanding.

         Advances in US dollars under the revolving loan bear interest at the annual rate of 1.50% over the floating 30-day LIBOR rate as quoted in the Wall Street Journal (6.68% as of July 3, 1999). Advances in British pounds sterling are made under UK LIBOR contracts. These contracts bear interest based on the adjusted LIBOR rates for specific periods. The effective interest rate as of July 3, 1999 was 6.66%.

         At July 3, 1999, $6,092,000 was available for borrowing under the revolving loan agreement. Of the available balance at July 3, 1999, (pound)250,000 ($400,000) of the amount was available for borrowing in British pounds sterling or US dollars, with the additional $5,692,000 available for borrowing in US dollars only.

         At July 3, 1999, the US dollar borrowings on the revolving loan amounted to $13,117,000. At July 3, 1999, borrowings in British pounds sterling by BT totaled (pound)6,750,000 (or $10,791,000 at the July 3, 1999 exchange rate), under LIBOR contracts in the amounts of (pound)1,250,000, (pound)750,000, (pound)3,250,000, (pound)1,250,000, and (pound)250,000 at interest rates of 6.83%, 6.89%, 6.86%, 6.89%, and 6.64%, respectively, for three month contracts.

         The average US dollar borrowings outstanding under line of credit agreements for the fiscal years ended July 3, 1999, June 27, 1998, and June 28, 1997 were $11,541,000, $499,000, and $1,000 at weighted average interest rates of 6.87%, 6.98%, and 8.22%, respectively. The maximum outstanding US dollar borrowings during these periods were $13,987,000, $13,776,000, and $194,000, respectively.

         The average borrowings outstanding in British pounds sterling under the line of credit agreements for the fiscal years ended July 3, 1999 and June 27, 1998 were (pound)6,681,000 ($10,966,000) and (pound)6,150,000
($10,163,490), at weighted average interest rates of 8.21% and 8.64%, respectively. The maximum outstanding borrowings during these periods were (pound)6,750,000 ($10,790,000, at the July 3, 1999 exchange rate) and
(pound)6,500,000 ($10,800,000 at the June 27, 1998 exchange rate), respectively.

         BT has overdraft borrowing facilities (similar to revolving loan facilities used in the US) available in British pounds sterling with a United Kingdom branch of a United States based bank, which provides overdraft facilities totaling (pound)600,000 (or $959,000 at the July 3, 1999 exchange rate). Overdrafts bear interest at the bank's base rate plus 1.50% (subject to a minimum rate of 6.00%), which was 6.66% at July 3, 1999. Borrowings under this facility at July 3, 1999, totaled (pound)241,000 (or $385,000 at the July 3, 1999 exchange rate).

         At July 3, 1999, (pound)359,000 ($574,000) was available for borrowings under this overdraft facility. The average overdraft outstanding under the overdraft facility was (pound)274,000 ($450,000) and (pound)261,000 ($432,000), at the average exchange rates for the fiscal years ended July 3, 1999 and June 27, 1998, at weighted average interest rates of 7.83% and 8.64%, respectively. The maximum overdraft outstanding during the fiscal years ended July 3, 1999 and June 27, 1998 was (pound)530,000 ($847,000) and (pound)839,000
($1,387,000), respectively (at the average exchange rates during the periods). The bank provides BT with other services including letters of credit and bank-guaranteed standby credit for value-added tax payments of an additional (pound)200,000 ($320,000 at the July 3, 1999 exchange rate) bearing the same interest rates as in the overdraft facility.

         Maturities of long-term debt at July 3, 1999 are as follows:

Fiscal Year:  2000              $ 2,000,000
              2001               25,408,000
              2002                2,000,000
              2003                2,000,000
              2004               10,500,000
              Total             $41,908,000


         Substantially all of the Company's US assets are pledged as collateral for the Company's US revolver and term loan.

         The loan agreement contains various covenants requiring, among other things, that the Company maintain certain levels of financial ratios such as Funded Indebtedness to Tangible Net Worth and Fixed Charge Coverage. In the opinion of management, the Company was in compliance with all such covenants at July 3, 1999.

         Net interest paid (net of amount capitalized) during the fiscal years ended July 3, 1999, June 27, 1998, and June 28, 1997 was $3,080,000, $474,000,
and $488,000, respectively. During the fiscal year ended July 3, 1999, June 27, 1998, and June 28, 1997, $94,000, $339,000, and $97,000 of interest expense was capitalized primarily in connection with warehouse and dyehouse expansions in the US.

4. Leases

         The Company's operations utilize property, facilities, equipment, and vehicles leased from others. Buildings and facilities leased from others primarily are for design and sales offices, showrooms, distribution centers, and the Val-Mex and India manufacturing operations. The lease arrangements generally provide for a fixed base rent, and in some instances adjustments for inflation. Initial terms of leases generally are not more than fifteen years exclusive of options to renew. Leases of other equipment primarily consist of vehicles. Information regarding the Company's leasing activities at July 3, 1999, is as follows:


                  Minimum Lease Payments

Year:   2000                 $ 1,330,000
        2001                   1,289,000
        2002                   1,229,000
        2003                   1,221,000
        2004                   1,218,000
        Thereafter             7,265,000
        Total                $13,552,000


         Rent expense under operating leases totalled $1,767,000, $585,000, and $412,000 during the fiscal years ended July 3, 1999, June 27, 1998, and June 28, 1997, respectively.

5. Accrued Liabilities


Current                                          July 3, 1999     June 27, 1998
Reserve for pattern discards                     $ 2,169,000      $ 3,911,000
Acquisition-related liabilities (see below)          677,000        1,500,000
Accrued payroll costs (including bonus)            1,657,000        1,412,000
Vacation accrual                                   1,194,000        1,265,000
Income taxes payable                               1,360,000        1,058,000
Rent payable                                       1,349,000          734,000
Taxes other than income                            1,426,000        1,608,000
Other accrued liabilities                          3,256,000        3,914,000
Total current accrued liabilities                $13,088,000      $15,402,000


         In connection with the acquisition of Simplicity, the Company recorded a liability as of June 19, 1998 principally for employee severance of $1,378,000 and other acquisition-related costs of $122,000. During fiscal 1999, the Company finalized its plans and recorded an additional $412,000 primarily for UK shutdown costs.

6. Income Taxes

         The US and foreign components of the provision for income taxes for the fiscal years ended July 3, 1999, June 27, 1998, and June 28, 1997 are as follows:


Current                                    1999               1998               1997
Federal                               $ 2,534,000        $ 3,002,000        $ 3,734,000

State                                     391,000            243,000            326,000

Foreign                                    77,000           (194,000)            65,000

Total current                           3,002,000          3,051,000          4,125,000

Deferred

Federal                                 1,545,000            312,000            123,000

State                                     154,000            117,000           (173,000)

Foreign                                  (243,000)          (188,000)           (82,000)

Total deferred                          1,456,000            241,000           (132,000)

Total provision for income taxes      $ 4,458,000        $ 3,292,000        $ 3,993,000

Effective Rate                               43.6%              39.5%              36.2%


         Undistributed earnings of BT aggregated $522,000 as of July 3, 1999. Under existing laws, such earnings will not be subject to US tax until distributed as dividends. No provision has been made for US federal or state income taxes to be paid on the undistributed earnings because, at this time, it is not expected that the undistributed earnings of BT will be remitted to the parent company. If these amounts were not expected to be reinvested, additional deferred tax of approximately $178,000 would have to be provided.

         A reconciliation of the income tax provision at the statutory tax rate to the Company's effective tax rate is as follows (shown in percentages):


                                                   1999          1998          1997
Expected provision at statutory US tax rate        34.0%         34.0%         34.0%

Effect of foreign operations on provision           4.3           1.7           0.1

Effective state tax rate                            3.3           2.5           3.4

Adjustment for Jobs Tax Credits                      --           2.3          (1.3)

Non-deductible goodwill                             2.1            --            --

Other differences                                  (0.1)         (1.0)           --

Total                                              43.6%         39.5%         36.2%


         In fiscal year 1997, the Company recorded South Carolina Jobs Tax Credits totalling $225,000, resulting in a net tax benefit (net of applicable federal income tax effect) of $148,500 for credits earned. Recording these credits in the year they are earned increases the Deferred Tax Asset. Future state tax payments are reduced by credits actually taken on the South Carolina tax return. According to SFAS 109, "Accounting for Income Taxes," such tax credits are to be recorded as assets to the extent it is more likely than not that the taxable income in future periods will be sufficient to utilize the credits and employment levels will not decrease, causing a loss of credits recorded in prior years. SFAS 109 also requires that, on an on-going basis, management assess any changes in conditions which may affect the likelihood of realizing these tax credits and that a valuation allowance be established should a degree of uncertainty about the likelihood of realizing these credits become apparent. During fiscal 1998, management wrote-off $405,000 against the deferred tax asset relating to the South Carolina Jobs Tax Credits as a result of reductions in its workforce in South Carolina, resulting in a charge against income (net of applicable federal income tax effect) of $267,300. During fiscal 1999, no additional credits or write-offs were required. Based on management's review of the Company's historical and current performance and its plans for future growth, including the Simplicity acquisition and other acquisitions, the introduction of new products, the expansion of existing products, and expansion into international markets, management believes, at this time, it is more likely than not that the Company will be able to fully utilize these tax credits and no valuation allowance is considered necessary at this time.

         The Company is uncertain as to the amount of additional credits, if any, which may be earned in future years, because future credits are contingent upon regionally specific increases in employment and are contingent upon additional future taxable income sufficient to fully utilize such credits as may become available in the future.

         The net deferred tax asset and net deferred tax liability are attributable to the following temporary differences:


                                                       1999              1998
Purchase accounting                                $   (80,000)      $  (127,000)

Intercompany inventory                                 110,000           107,000

Accounts receivable reserve                            298,000           337,000

Inventory reserve                                      250,000           133,000

Discard returns                                        178,000           358,000

Uniform capitalization costs                           261,000           151,000

Prepaid expense                                         (8,000)          (55,000)

Accruals                                             1,601,000         1,812,000

Depreciation                                        (1,175,000)       (1,000,000)

Jobs tax credit                                      1,098,000         1,225,000

Supplemental executive retirement plan                 299,000           362,000

Postretirement benefits - other than pensions          785,000           843,000

Tax write-off of intercompany receivables           (1,115,000)               --

Alternative minimum tax credits                        188,000                --

Other temporary differences                             45,000            39,000

Net deferred tax asset                             $ 2,735,000       $ 4,185,000


         Income taxes paid by the Company during the fiscal years ended July 3, 1999, June 27, 1998, and June 28, 1997 were $3,877,000, $2,574,000, and
$3,966,000, respectively.

         Simplicity has foreign net operating loss carryforwards of approximately $4,225,000, which are available to offset future foreign taxable income. A valuation allowance has been recorded to offset the tax benefit of these foreign net operating loss carryforwards. Simplicity's current foreign losses of $702,000 increase the effective tax rate of the Company because they do not produce any foreign tax benefit and are not deductible on the US tax return. In addition, Simplicity has foreign tax credit carryforwards of $481,000, which are available to offset future US income taxes. Because these credits are due to expire in the near term and are limited as to their usage under US tax law, a valuation allowance has been recorded to offset the benefit of these credits.

7. Retirement Benefits

         Conso operates a non-qualified deferred compensation plan for certain of its key officers and employees. As of July 3, 1999 and June 27, 1998, the unfunded liabilities included in current liabilities and representing the plan balance are $228,000 and $197,000, respectively.

         The BT subsidiary operates a defined benefit plan for the benefit of a certain executive. The cost for the fiscal years ended July 3, 1999, June 27,1998, and June 28, 1997, amounted to (pound)37,000 ($59,000), (pound)55,000
($91,000), and (pound)44,000 ($71,000), respectively, and these amounts have been included in general and administrative expenses. Contributions to the plan ceased in March 1999.

         In January 1996, the Company established a defined contribution plan in the US pursuant to Section 401(k) of the Internal Revenue Code, which covers all Conso US employees. The Company matches each employee's contribution up to a maximum of 4% of each employee's compensation beginning in January 1999. Prior to that time the match was a maximum of 3%. Aggregate Company contributions of $415,000, $389,000, and $374,000 were made for the fiscal years ended July 3, 1999, June 27, 1998, and June 28, 1997, respectively.

         BT's "defined contribution" type (group personal pension) plan was established in July 1995, pursuant to the United Kingdom's Inland Revenue codes and covers substantially all UK employees (excluding Simplicity). BT matches each employee's contribution up to a maximum of 3% of each employee's compensation. This percentage will rise to 4% in fiscal 2000. Aggregate contributions by BT of (pound)63,000 ($104,000), (pound)69,000 ($114,000), and (pound)51,000
($82,000) were made for the fiscal years ended July 3, 1999, June 27, 1998, and June 28, 1997, respectively.

         Simplicity has two defined contribution retirement plans, which cover substantially all full-time domestic employees, and maintains various other retirement plans covering employees in its foreign subsidiaries, including a defined benefit plan for employees located in the UK that was discontinued as of August 1999.

         Simplicity's defined contribution plan in the US provides the matching of up to 4% of each employee's compensation. The Company's contribution to this plan in fiscal 1999 was $432,000.

         The projected pension benefit obligation for Simplicity's UK Plan is determined using the projected unit value method, an average discount rate of 6% and the average long-term compensation increase of 3.5%. The average expected rate of return on plan assets is 7%. A summary of this plan is shown as of July 3, 1999:


Change in benefit obligation
Projected benefit obligation at 6/27/98      $ 5,752,000

Service cost                                     118,000

Interest cost                                    388,000

Plan participants' contributions                  48,000

Actuarial loss                                   752,000

Benefits paid                                   (411,000)

Foreign currency (gain)                         (205,000)

Projected benefit obligation at 7/3/99       $ 6,442,000




Funded status
Funded status at 7/3/99                      $   433,000

Unrecognized transitional asset                 (227,000)

Unrecognized actuarial loss                      200,000

Pension prepayment                           $   406,000




Change in plan assets
Market value of assets at 6/27/98                $ 6,139,000

Actual return on assets                            1,232,000

Contributions received                               132,000

Benefits paid                                       (411,000)

Foreign currency (loss)                             (218,000)

Market value of assets at 7/3/99                 $ 6,874,000

Components of net periodic pension cost

Service cost                                     $   118,000

Interest cost                                        388,000

Expected return on assets                           (541,000)

Amortization of prior service cost                     3,000

Amortization of transitional asset                   (58,000)

Net periodic pension cost                            (90,000)

Curtailment loss                                      18,000

Net periodic pension cost after curtailment      $   (72,000)


         At the time of the acquisition of Simplicity by the Company, it was decided to discontinue contributions to Simplicity UK's "defined benefit" type pension plan. The plan is to be replaced with a "defined contribution" type plan. Based on receipt of recent actuarial advice, an estimated liability of $290,000 has been recorded in accordance with purchase accounting to reflect the anticipated costs of the wind-up of the plan.

         Simplicity also had a non-qualified defined contribution Supplemental Executive Retirement Plan for certain key employees. This plan was discontinued in September 1998. Benefits earned under this plan were generally determined as a percentage of each participant's annual salary. Simplicity does not fund this plan, however, the present value of the related liability of $803,000, has been included in other noncurrent liabilities as

8. Commitments and Contingencies

Royalties

         The Company has entered into agreements with several designers requiring royalty payments, which are accrued currently, based on sales of specific product styles. Royalty expenses were $1,037,000, $100,000, and $187,000, for fiscal years ended July 3, 1999, June 27, 1998, and June 28, 1997, respectively.

Litigation

         The Company is routinely involved in various disputes and legal actions related to its business operations. In the opinion of management, the ultimate resolution of these actions will not have a material effect on the Company's financial position or future results of operations.

Employment Contracts and Severances

         The Company has an employment contract with one key employee and severance policies relating to termination of employment by the Company. Provisions have been made for the estimated severance costs, which were incurred by the Company in connection with the acquisition of Simplicity (See
Note 5).

Proposed Tax Adjustments

         From time to time, various regulatory taxing authorities assess the Company for estimated unpaid taxes. The Company has made provisions for such taxes, which it believes may be payable. In some cases, the Company does not believe the assessments will be material if any adverse tax consequence prevails, and no provisions have been recorded.

9. Common Stock

Dividends

         Since becoming a publicly traded company in December 1993, the Company has not paid a cash dividend. The directors periodically review the advisability of paying a cash dividend.

Stock Repurchase Plan

         In November 1997, the Board of Directors authorized the Company to repurchase up to 500,000 shares of its outstanding common stock at prices to be determined, from time to time, by the Executive Committee of the Board of Directors. In fiscal 1999, the Company repurchased 75,000 shares of common stock at an average price of $6.71 for a total of $503,000. To date 248,000 shares have been repurchased at a cost of $1,902,000.

Stock Option Plan

         In December 1993, the Company established an incentive stock option plan to issue up to 607,500 shares of the Company's common stock to certain managers and other key employees. As of July 3, 1999, the Company had outstanding options to purchase 173,875 shares of common stock with 423,375 options available to be issued under the plan.

         The stock options are exercisable with respect to one-third of the total options after one year, an additional one-third of the total options after two years, and the final one-third of the options after three years. The options expire after five years, and are subject to continued employment of the employee. A summary of the status of the Company's incentive stock option plan as of July 3, 1999, June 27, 1998, and June 28, 1997, and changes during the years ended on those dates, is presented below.


                                            1999                          1998                          1997

                                                Weighted-                      Weighted-                       Weighted-
                                                  Average                       Average                        Average
                                      Shares   Exercise Price       Shares   Exercise Price        Shares   Exercise Price
Outstanding at beginning
of the fiscal year                    165,725       $8.93           164,500       $ 8.76           93,600      $ 6.67

Granted                                46,000       $7.00            21,000       $10.30           79,500      $11.00

Exercised                                  --          --            (1,650)      $ 6.67           (8,600)     $ 6.67

Cancellations                         (37,850)      $9.05           (18,125)      $ 9.22               --          --

Outstanding at end of
the fiscal year                       173,875       $8.39           165,725       $ 8.93          164,500      $ 8.76

Options exercisable at year end       102,047       $8.36            71,450       $ 8.09           22,600      $ 6.67


         In fiscal year 1997, the Company adopted the disclosure-only provisions of SFAS 123 "Accounting for Stock-Based Compensation." Accordingly, the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans, and does not recognize compensation cost for the stock options referred to above as the exercise price equals the market price of the stock on the grant date. If the Company had elected to recognize compensation cost based on fair value of the options granted at the grant date as prescribed by SFAS 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below:


                                                               1999              1998              1997
Net income-as reported                                     $ 5,762,000       $ 5,032,000       $ 7,027,000

Less compensation (net of tax effect) per SFAS 123             (96,000)         (119,000)         (106,000)

Net income - as pro forma                                  $ 5,666,000       $ 4,913,000       $ 6,921,000

Net income per share - as reported                         $      0.78       $      0.68       $      0.94

Net income per share - as pro forma                        $      0.77       $      0.66       $      0.92

Net income per share - assuming dilution as reported       $      0.78       $      0.67       $      0.93

Net income per share - assuming dilution as pro forma      $      0.77       $      0.66       $      0.92

Weighted average number of shares outstanding                7,349,000         7,447,000         7,486,000

Options assumed to be exercised                                     --            79,000           155,000

Shares assumed to be repurchased                                    --           (56,000)         (102,000)

Weighted average number of shares outstanding -
assuming dilution                                            7,349,000         7,470,000         7,539,000


  The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:


Fiscal Year                            1999           1998           1997
Expected dividend yield                  None           None           None

Expected stock price volatility         56.02%         37.59%         33.92%

Risk-free interest rate                  4.59%          5.81%          6.72%

Expected life of options             3.2 years      3.2 years      3.2 years

Weighted average fair values
of options granted                   $   3.00       $   4.36       $   4.56


Directors Stock Election Plan

         In January 1997, the Company established a Stock Election Plan for Non-Employee Directors whereby non-employee directors may elect to receive their director's compensation in the Company's common stock in lieu of cash payments. The plan permits the award of up to 25,000 shares in total of the Company's stock in lieu of directors' fees. During the fiscal years ended July 3, 1999 and June 27, 1998, 5,977 and 4,222 shares were issued in accordance with directors' elections. The directors' fees under this plan are immaterial.

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

         Employees are eligible for the reimbursement of a defined amount as payment towards the Medicare Part B premium upon reaching age 65, however, if they retire before age 65 they are only eligible for the Medicare reimbursements if they waived continuing coverage of health care benefits from the date they retired until age 65. Currently, there are approximately 390 active participants in the plan.

         The following schedule reconciles benefit obligations and plan assets to the amounts recorded on the consolidated balance sheets:


Plan Year Ended                                       January 31, 1999  January 31, 1998
Change in benefit obligation

Expected benefit obligation at beginning of year      $      1,487,000  $      1,590,000

Actual benefit obligation at beginning of year               1,506,000                --

Actuarial loss due to census change                             20,000                --

Service cost                                                     6,000             6,000

Interest cost                                                   98,000           104,000

Benefit payment (gain)/loss                                     16,000            (6,000)

Actual benefits paid                                          (217,000)         (207,000)

Expected benefit obligation at end of year                   1,410,000         1,487,000

Change in plan assets

Employer contribution                                          217,000           207,000

Benefits paid                                                 (217,000)         (207,000)

Fair value of plan assets at end of year                            --                --

Funded status

Funded status                                               (1,410,000)       (1,487,000)

Unrecognized prior service cost                               (196,000)         (231,000)

Unrecognized net (gain)/loss                                  (502,000)         (594,000)

(Accrued)/Prepaid benefit cost                              (2,108,000)       (2,312,000)


         For measurement purposes, an 8% annual rate of increase for medical costs was assumed and was reduced each year to an ultimate level of 6.5% by the year 2008 and thereafter. The discount rate used was 7%.

         The following table highlights the impact on the accumulated postretirement benefit obligation of a 1% increase/decrease in the trend rates:


                          Impact of         Impact of
                         1% Increase       1% Decrease
Change in APBO             +6.47%            (5.71)%

Change in Interest
and Service Cost           +6.75%            (5.95)%


The components of postretirement expense included the following:


Plan Year Ended                                    January 31, 1999    January 31, 1998
Service cost                                                  6,000               6,000

Interest cost                                                98,000             104,000

Expected return on plan assets                                    0                   0

Amortization of transition (asset)/obligation                     0                   0

Amortization of prior service cost                          (35,000)            (35,000)

Amortization of unrecognized gain/loss                      (57,000)            (56,000)

Net periodic postretirement benefit cost                     12,000              19,000


11. Acquisitions

Simplicity Pattern Company

         On June 19, 1998, the Company acquired all the outstanding common stock of Simplicity Capital Corporation, parent company of Simplicity Pattern Co., Inc. (the operating company). The consideration paid was $31,702,000 (consisting of the cash purchase price and transaction expenses) plus the assumption of certain liabilities, for a total purchase price of $53,456,000, in a transaction accounted for in accordance with the purchase method of accounting. The balance sheet effect of this transaction was recorded on June 19, 1998. These amounts have been adjusted for actual and revised estimates for the fiscal year ending July 3, 1999.


Purchase price:

Cash portion                               $ 33,000,000

Transaction expenses
(professional fees, etc.)                       768,000

Less: Simplicity's cash acquired             (2,066,000)

Total consideration                          31,702,000

Simplicity's liabilities assumed             21,754,000

Total purchase price                       $ 53,456,000


Allocations of purchase price:
Current assets                             $ 19,576,000

Property and equipment, net                   8,326,000

Other assets                                  4,098,000

Intangible assets                            21,456,000

Total purchase price                       $ 53,456,000



Purchase accounting adjustments:
Book value of Simplicity's net
assets prior to the acquisition            $(42,631,000)

Discharge of subordinated notes and
certain liabilities of Simplicity:

-Subordinated notes                          70,077,000

-Management benefit plan
(net of deferred tax benefit)                 1,735,000

Write-down of plant, property and
equipment to fair market value,
net of taxes                                 (1,559,000)

Adjustments of various other assets
and liabilities to fair market value,
net of taxes                                   (458,000)

Adjustment of intangible assets for
the amount the total consideration
exceeds the fair market value of
net tangible assets                           4,538,000

Total consideration                        $ 31,702,000


         The fair value adjustments have been determined by the management of the Company based on available information, including real estate and equipment appraisal information prepared by an independent appraiser. The intangible assets consist of the value of the trademark and goodwill of Simplicity.

         The following unaudited pro forma financial information shows the results of operations for the fiscal years ended June 27, 1998 and June 28, 1997 as though the Simplicity acquisition had occurred at the beginning of each year.


Unaudited pro forma       June 27, 1998        June 28, 1997
Revenue                   $ 125,518,000       $ 127,840,000

Net income                $   6,967,000       $   9,051,000

Earnings per share:

Basic                     $         .94       $       1.21

Diluted                   $         .93       $       1.20


The unaudited pro forma results of operations presented above do not purport to be indicative of either (i) the results of operations had the acquisition actually occurred at the beginning of fiscal 1998 or fiscal 1997, or (ii) the future results of operations.

Hwalek Corporation

         On April 12, 1999, the Company purchased the assets of the Hwalek Corporation ("VNI") for $140,000. VNI is a resin manufacturer of decorative hardware and accessories.

12. Segment Reporting

         As discussed in Note 1, the Company adopted SFAS 131, "Disclosure about Segments of an Enterprise and Related Information." The Company has viewed the trimmings business as having two main segments of Conso US and BT, both of which manufacture and distribute trimmings products. Simplicity's pattern market is viewed as one business, since all production occurs in one location (Niles, Michigan) and the foreign offices only market and distribute patterns. All chief operating officers of these segments are considered part of the Company's executive management. Certain summary information for the segments is as follows:


Fiscal Year                                   1999                1998                1997
Net sales to unaffiliated customers

   British Trimmings                      $ 17,880,000        $ 19,530,000        $ 20,387,000

   Conso Products US                        53,583,000          52,331,000          53,060,000

   Simplicity                               48,197,000                  --                  --

Total                                     $119,660,000        $ 71,861,000        $ 73,447,000

Operating income

   British Trimmings                      $   (152,000)       $   (215,000)       $    602,000

   Conso Products US                         9,108,000           9,148,000          10,916,000

   Simplicity                                4,168,000                  --                  --

Total                                     $ 13,124,000        $  8,933,000        $ 11,518,000

Noncurrent assets

   British Trimmings                      $  5,706,000        $  6,933,000        $ 10,335,000

   Conso Products US                        17,464,000          16,154,000           7,595,000

   Simplicity                               31,236,000          31,981,000                  --

Total                                     $ 54,406,000        $ 55,068,000        $ 17,930,000

Interest expense (income), net

   British Trimmings                      $    949,000        $    952,000        $    699,000

   Conso Products US                          (312,000)           (343,000)           (201,000)

   Simplicity                                2,267,000                  --                  --

Total                                     $  2,904,000        $    609,000        $    498,000




 Fiscal Year                          1999            1998            1997
 Capital spending

   British Trimmings               $  236,000      $  508,000      $1,044,000

   Conso Products US                2,953,000       6,477,000       4,663,000

   Simplicity                       1,984,000              --              --

 Total                             $5,173,000      $6,985,000      $5,707,000

Depreciation and amortization

   British Trimmings               $1,094,000      $1,001,000      $  880,000

   Conso Products US                1,424,000       1,282,000         963,000

   Simplicity                       1,476,000              --              --

 Total                             $3,994,000      $2,283,000      $1,843,000


         Simplicity is the only segment that has customers that account for more than ten percent of total net revenue. Combined, these customers represent approximately $23.2 million or 48.1% of net revenue of the pattern segment and 19.4% of the Company's total revenue and have a large impact on earnings of both the segment and the Company.

Geographical Information

         SFAS 131 also requires that geographical information be presented for net sales and assets. The Company's management monitors the sales to the major world market areas on a regular basis.


Net Sales                           1999              1998             1997
United States                  $ 87,718,000      $ 47,818,000      $48,739,000

Other Western Hemisphere          6,617,000         4,138,000        3,986,000

United Kingdom                   17,115,000        15,523,000       16,253,000

Other Europe and Mid-East         3,840,000         2,841,000        2,683,000

Pacific Rim                       4,370,000         1,541,000        1,786,000

Total                          $119,660,000      $ 71,861,000      $73,447,000


Assets                             1999              1998             1997
United States                  $ 89,354,000      $ 88,945,000      $34,234,000

Other Western Hemisphere          3,830,000         3,693,000        1,361,000

United Kingdom                   19,131,000        22,014,000       20,964,000

Other                             1,064,000         1,040,000               --

Total                          $113,379,000      $115,692,000      $56,559,000


13. Related Party Transaction

         On July 1, 1998, the Company purchased real property owned jointly by Mr. Findlay and Mrs. Findlay for use as a conference center in exchange for shares of the Company's Common Stock. The Company issued 78,788 shares of Common Stock to Mr. Findlay and Mrs. Findlay jointly as consideration for the acquisition of the real property. Such consideration was based upon a closing price of the Common Stock of $8.25 on July 1, 1998 and a value of $650,000 (the Findlays' cost basis) for the real property which was less than the fair market value based on an independent appraisal.

Independent Auditors' Report

To the Board of Directors and Shareholders,
Conso International Corporation
Union, South Carolina

         We have audited the accompanying consolidated balance sheets of Conso International Corporation and subsidiaries ("the Company") as of July 3, 1999 and June 27, 1998, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three fiscal years in the period ended July 3, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of British Trimmings Limited, a consolidated subsidiary, for the year ended June 28, 1997, which statements reflect total revenues constituting 28% of consolidated total revenues for the fiscal year ended June 28, 1997. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the 1997 amounts included for British Trimmings Limited, is based solely on the report of such other auditors.

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

         In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Conso International Corporation and subsidiaries as of July 3, 1999 and June 27, 1998, and the results of their operations and their cash flows for each of the three fiscal years in the period ended July 3, 1999, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche, LLP

   Deloitte & Touche LLP
Greenville, South Carolina
      August 27, 1999

Selected Financial Data


                                                           1999(a)            1998(a)           1997(a)
 Summary of Operations (in thousands)(m)

 Net sales                                               $ 119,660          $  71,861          $ 73,447

 Gross margin                                               47,283             25,270            27,823

 Operating income                                           13,124              8,933            11,518

 Income before income taxes                                 10,220              8,324            11,020

 Income taxes                                                4,458              3,292             3,993

 Net income                                              $   5,762          $   5,032          $  7,027

 Average Common Stock Outstanding (in thousands)(m)          7,349              7,447             7,486

 Per Share of Common Stock:(m)
 Net income                                              $     .78          $     .68          $    .94

 Shareholders' equity (f)                                     6.50               5.65              5.13

 Common stock price range (g)(m)

 High                                                    $    8.56          $   14.75          $  16.25

 Low                                                          5.25               7.25             10.17

 Price at fiscal year end                                     5.69               8.25             13.70

 Statistical Data

 Gross margin to net sales                                    39.5%              35.2%             37.9%

 Operating income to net sales                                11.0%              12.4%             15.7%

 Net income to net sales                                       4.8%               7.0%              9.6%

 Net income to average shareholders' equity                   12.7%              12.5%             20.2%

 Operating return on assets employed (h)                      11.6%              12.8%             22.2%

 Inventory turnover (i)                                        2.4                1.8               2.0

 Accounts receivable turnover (j)                              5.4                5.3               6.3

 Net sales divided by average assets                           1.1                1.0               1.4

 Current ratio                                                 2.9                2.4               2.2

 Long term debt to equity ratio                                0.8                1.0              --

 Total liabilities to equity ratio                             1.4                1.7               0.5

 Capital expenditures (in thousands)                     $   2,590(k)       $   1,558(k)       $  1,965(k)

 Depreciation and amortization (in thousands)            $   3,994          $   2,283          $  1,843

 EBITDA (in thousands) (l)                               $  17,118          $  11,216          $ 13,361

 Approximate number of shareholders                          1,950              1,800             1,300

 Number of employees and associates at year end              1,816              1,378             1,569

 Selected Balance Sheet Data (in thousands)

 Working capital                                         $  38,186          $  34,998          $ 20,973

 Property:

 Cost                                                       45,873             40,360            25,049

 Accumulated depreciation                                  (13,788)           (10,599)           (8,486)

 Net                                                        32,085             29,761            16,563

 Total assets                                              113,379            115,692            56,559

 Long-term debt                                             39,908             42,508                 0

 Total liabilities                                          65,577             73,602            18,191

 Shareholders' equity (f)                                   47,802             42,090            38,368



(a) Fiscal years 1993 and thereafter are presented on a 52 or 53 week basis with the closing on the Saturday nearest to June 30th, and include British Trimmings since its acquisition in December 1993 and Simplicity since its acquisition in late June 1998.
(b) 1992 and prior years were on a calendar year basis and are presented as an average for each of the two years combined, as indicated.
(c) Pro forma US income taxes computed at a combined federal and state tax rate of 37%. Prior to December 18, 1993, the Company was treated as an S Corporation for income tax purposes.
(d) 1995 net income includes $913,000 or 13 cents per share for a one-time carryforward of SC Jobs Tax Credits.
(e) Pro forma average common stock outstanding for the years 1992 and prior have been adjusted for the 38,568 to 1 stock split effected December 1993 and for the number of shares which would have been necessary to distribute accumulated retained earnings at an offering price of $5.00 less issuance expenses.
(f) Shareholders' equity used in this calculation is historical. Net income used is pro forma using a C Corporation tax provision. The effect on shareholders' equity is not material since, prior to December 1993, distributions were made equivalent to the personal income taxes payable by the Company's shareholders.
(g)      Common stock was not publicly traded prior to December 15, 1993.


                                                                          Average          Average
 1996(a)           1995(a)            1994(a)           1993(a)         1992 / 1991       1990 / 1989
$ 70,714          $ 59,621           $ 41,559          $ 26,045          $ 22,371          $ 21,746

  25,432            20,736             13,215             8,246             7,135             6,728

   9,872             7,696              5,102             2,805             2,340             2,184

   9,119             6,826              4,414             1,926             1,408             1,039

   2,676             1,287(d)           1,638               713(c)            521(c)            384(c)

$  6,443             5,539(d)           2,776             1,213               887               655

   7,457             7,425              6,159             4,787             4,623(e)          4,280(e)

$    .86          $    .75(d)        $    .45          $    .25(c)       $    .19(c)       $    .16(c)

    4.13              3.25               2.99               .84               .67               .45

$  13.17          $   7.00           $   7.11

    5.78              5.22               5.00

   10.83              6.22               6.11

    36.0%             34.8%              31.8%             31.7%             31.9%             31.0%

    14.0%             12.9%              12.3%             10.8%             10.5%             10.1%

     9.1%              9.3%(d)            6.7%              4.7%              3.9%              3.1%

    23.6%             26.0%(d)           24.8%             31.3%             31.7%             36.8%

    21.6%             18.8%              17.6%             18.8%             17.3%             16.5%

     2.3               2.2%               2.5               2.4               2.3               2.6

     6.5               6.3                6.0               7.0               7.1               7.8

     1.5               1.5                1.7               1.7               1.7               1.7

     2.4               1.9                1.9               1.5               1.8               1.6

     0.1               0.1                0.2               1.0               1.6               2.8

     0.5               0.8                0.9               3.2               3.5               5.9

$  1,811(k)       $  2,678           $  1,891(k)       $  1,408          $    830          $    383

$  1,751          $  1,519           $  1,010          $    762          $    724          $    708

$ 11,623          $  9,215           $  6,111          $  3,567          $  1,614          $  1,346

   1,200             1,100              1,000                 1                 1                 2

   1,446             1,472              1,177               654               577               593


$ 19,461          $ 14,470           $ 11,944          $  4,099          $  4,126          $  2,999

  18,966            17,242             14,637             7,309             6,375             5,305

  (6,592)           (5,799)            (4,518)           (3,556)           (2,849)           (1,576)

  12,374            11,443             10,119             3,753             3,518             3,730

  47,278            43,699             35,326            16,778            13,752            13,079

   2,108             2,598              3,127             3,930             4,686             5,334

  16,499            19,575             16,924            12,777            10,659            11,142

  30,778            24,124             18,402             4,001             3,093             1,937



(h) Pre-tax income before interest expense divided by average of month-end total assets.
(i)      Cost of goods sold divided by average of month-end total inventories.
(j)      Net sales divided by average of month-end receivables.
(k) Excludes the purchase of British Trimmings' assets, the Leek, England building, the Conso / Graber Canada assets, and Wendy Cushing Ltd. in 1994, the purchase of the London production facility and the Claesson assets in 1996, the new Conso US warehouse and dyehouse facilities begun in 1997 and the purchase of HFDC's assets as well as the Simplicity design system in 1998.
(l) Represents earnings before deductions for interest, income taxes, depreciation and amortization ("EBITDA"), a non-GAAP (generally accepted accounting principles) measurement. EBITDA is not intended to represent cash flow from operations as defined by GAAP, and should not be considered as an alternative to net income as an indicator of operating performance or to cash flows (determined in accordance with GAAP) as a measure of liquidity. This calculation may not be comparable to other similarly titled measures reported by other companies.
(m) Per share amounts and stock prices have been restated to reflect the 3-for-2 stock splits in October 1995 and 1996 effected in the form of 50% share dividends.

Quarterly Financial Data - Unaudited

For the fiscal years ended July 3, 1999, June 27, 1998, and June 28, 1997


Dollars in thousands, except per share data   1st Quarter  2nd Quarter  3rd Quarter   4th Quarter     Year

1999
Net sales                                       $29,387      $30,116      $29,049      $31,108      $119,660

Gross margin                                     11,476       12,512       11,349       11,946        47,283

Net income                                        1,441        1,880        1,138        1,303         5,762

Net income per basic share                      $   .20      $   .26      $   .16      $   .17      $    .78

1998

Net sales                                       $16,735      $18,978      $17,614      $18,534      $ 71,861

Gross margin                                      6,122        6,488        5,959        6,700        25,269

Net income                                        1,031        1,285        1,087        1,629         5,032

Net income per basic share                      $   .14      $   .17      $   .15      $   .22      $    .68

1997

Net sales                                       $17,012      $18,534      $19,427      $18,474      $ 73,447

Gross margin                                      6,773        7,337        7,428        6,285        27,823

Net income                                        1,734        2,064        1,989        1,240         7,027

Net income per basic share (a)                  $   .23      $   .28      $   .27      $   .17(b)   $    .94


(a) Per share amounts have been restated to reflect the 50% stock dividends issued in the form of 3-for-2 stock splits in October 1996 and 1995. No cash or other dividends have been declared since the Company became a public company. The Company's Board of Directors periodically reviews the advisability of paying a cash dividend.
(b) The Fourth Quarter of 1997 includes an estimated $.05 per share adjustment as a result of the Company's year-end physical inventory.

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


                                   1999                           1998                             1997

                        High       Low       P/E      High         Low        P/E       High        Low         P/E
 First Quarter       $   8.56   $   5.63     9.8    $   14.75   $   9.75     14.5    $   13.33   $   10.00     12.8

 Second Quarter      $   7.00   $   5.50     7.5    $   11.13   $   7.25     12.4    $   14.50   $   12.25     13.7

 Third Quarter       $   8.00   $   5.81     8.3    $    8.50   $   7.38     12.8    $   15.50   $   12.25     13.5

 Fourth Quarter      $   6.13   $   5.25     7.3    $   11.00   $   8.00     14.1    $   16.25   $   11.50     14.8



Approximate number of shareholders of record on August 31, 1999: 150